Exhibit 99.1

IAMGOLD CORPORATION

A Disciplined Approach

ANNUAL REPORT 2013

IAMGOLD CORPORATION
A Disciplined Approach
ANNUAL REPORT 2013

Cover: Rosebel Gold Mine

Oumar Toguyeni, Regional Vice President, West Africa

In 2013, IAMGOLD successfully completed the Essakane mill expansion in Burkina Faso, West Africa, on time and on budget; this expansion is expected to increase production by approximately 25% in 2014 and to extend the life of the mine.

Robert Carreau, Senior Vice President, Health, Safety and Sustainability

At the core of IAMGOLD’s culture is an unshakable commitment to safety and to Zero Harm. We finished 2013 with a 6.5% year-over-year reduction in frequency of all types of serious injuries.

Craig MacDougall, Senior Vice President, Exploration

In 2013, the Exploration team began the year with updated mineral resources for the Côté Gold project, representing a 114% increase in indicated resources from the previous estimate, and reported the first mineral resource estimate for the Boto Gold Project in Senegal, with over 1 million ounces of gold averaging 1.62 grams per tonne in the indicated category.

IAMGOLD (www.iamgold.com) is a mid-tier mining company with five operating gold mines on three continents and one of the world’s three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Operating and Financial Highlights

	2013	2012[1]

Production
Attributable gold production[2] (oz)	835,000	830,000
Average realized gold price[3] ($/oz)	1,399	1,667
Total cash cost[3,4,5] ($/oz) (includes royalties)	801	715
Gold margin[3] ($/oz)	598	952
Niobium production (000s kg)	5,263	4,707
Niobium margin[3] ($/kg)	18	15
Financial
Net earnings ($ millions)	(832.5)	334.7
Adjusted net earnings attributable to IAMGOLD equity holders[3] ($ millions)	137.3	315.6
Adjusted net earnings per share[3] ($/share)	0.36	0.84

[1]   Refer to note 4(b) of the 2013 consolidated financial statements.

[2]   Balances related to 2013 include Westwood pre-commercial production for the year ended December 31, 2013 of 73,000 ounces.

[3]   This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[4]   The total cash costs computation does not include Westwood pre-commercial production for the year ended December 31, 2013 of  73,000 ounces.

[5]   By-product credits are included in the calculation of total cash costs.

Table of Contents

   1     Key Operations at a Glance

   2     Chairman’s Message

   3     President and Chief Executive Officer’s Message

   4     In Conversation with Steve Letwin

   6     How to Think About IAMGOLD

   8     Gold Demand Trends

   9     A Disciplined Approach to Capital Allocation, Cost Reduction, and Cash Preservation

 11     A Disciplined Approach to Driving Forward

 13     2013 Mineral Reserves and Resources

 16     Corporate Information

IBC    Shareholder Information and Directors and Officers

All monetary amounts in this report are expressed in U.S. dollars unless otherwise indicated.

Key Operations at a Glance
IAMGOLD’s Mining Interests
Mine Location Operator IAMGOLD Ownership 2013 Attributable Production (000s oz) 2014 Attributable Production Guidance (000s oz) Remaining Mine Life (Est. Years)
Rosebel Suriname IAMGOLD 95% 336 330–350 12+
Essakane Burkina Faso IAMGOLD 90% 250 315–330 11
Doyon Division1 Canada IAMGOLD 100% 136 100–120 18 Westwood,
<1 Mouska
Total Owner/Operated
722 745–800
Joint Ventures Mali AngloGold Ashanti 113 90–100
Sadiola Sadiola 41% 12 Sadiola,
Yatela Yatela 40% 3 Yatela
Total Attributable Production
835 835–900
Niobec Inc. Canada IAMGOLD 100% 5.3 (million kg Niobium) 4.7–5.1 (million kg Niobium) 20 (45 with expansion)
1 Doyon Division production includes Westwood pre-commercial production. Associated contribution will be recorded against its mining assets in the consolidated balance sheets.
Reserves and Resources Summary
Gold Operations Attributable contained ounces of gold (000s)
Dec. 31, 2013 Dec. 31, 2012
Total proven and probable reserves 10,127 11,327
Total measured and indicated resources1,2 23,408 22,603
Total inferred resources 6,299 6,093
1 Measured and indicated gold resources are inclusive of proven and probable reserves.
2 In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations, but are deemed to have a reasonable prospect of economic extraction.
Niobium Operation Contained Nb2O5 (million kg)
Dec. 31, 2013 Dec. 31, 2012
Total probable reserves 1,707 1,768
Total measured and indicated resources1 2,653 2,563
Inferred resources 229 263
1 Measured and indicated resources are inclusive of proven and probable reserves.
Rare Earth Elements Contained TREO1 (million kg)
Dec. 31, 2013 Dec. 31, 2012
Indicated resources 8,730 8,730
Inferred resources 9,652 9,652
1 TREO – total rare earth oxides
| IAMGOLD | Annual Report 2013 1

Chairman’s Message

Management successfully exercised financial discipline by controlling the Company’s expenditures in 2013 to prudently spend less than was budgeted, while still accomplishing its major milestones.

A Disciplined Approach

In my letter to you last year, I predicted that 2013 would likely be one of IAMGOLD’s most productive years for tackling significant challenges. What I hadn’t predicted, however, was that we were also going to be severely challenged by a falling gold price for the first time in twelve years. On behalf of the Board, I am very pleased with how our employees rose to these challenges and commend them for doing so with such commitment.

At the heart of this company-wide effort, the Company proactively introduced its three strategic priorities of cost reduction, cash preservation, and capital discipline. The cost reduction initiative was embodied in a structured program to cut costs, with targeted reductions of $100 million. The Board reviewed and approved that plan and everyone did their part, exceeding the target.

In December 2013, the Board made the tough decision to suspend the dividend in order to protect our financial health.

While not all investors welcomed this news, most applauded this decision, realizing our need to conserve cash. The Board believes that this decision strengthens the Company’s financial position for future growth. When determining when a dividend could be reinstated, the Board will continue to assess a number of metrics including the Company’s liquidity, operating cash flow, and capital requirements for its project development program and pipeline, as well as the prevailing outlook for the price of gold.

Management successfully exercised financial discipline by controlling the Company’s expenditures in 2013 to prudently spend less than was budgeted, while still accomplishing its major milestones. Namely, Westwood successfully started pre-commercial production in the first quarter and Essakane completed its expansion on time and on budget.

Looking ahead to 2014, the Company’s business plan is underpinned by these three strategic priorities. During the 2014 planning process, the Company’s executive leadership team met with the operational management teams, and subsequently with the Board, in an exceptionally collaborative process that enabled everyone to face the difficult decisions together. Most importantly, this process enabled the Company to reach critical resolutions about how best to manage for the future without compromising upside for our shareholders.

Although I am optimistic with regard to the long-term gold price, I also believe that the Company has done the right thing by adopting a conservative approach to managing the business to overcome the challenges of the near-term gold price. A disciplined approach is the right path to a brighter future.

William D. Pugliese

Chairman

IAMGOLD Corporation

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In addition to our success at reducing our costs, we also prudently managed capital spending and preserved our balance sheet, laying the groundwork for optimizing future economic returns.

A Disciplined Approach

As expected, 2013 proved to be a challenging year for all players in the industry. Few, however, predicted the severity of the fall of gold prices from the $1,700 level to as low as $1,200 per ounce by mid-year.

At the end of the first quarter, when the price of gold was still near $1,600 per ounce, with an ambitious $690 million capital program ahead of us and operating costs threatening to continue to escalate, IAMGOLD was one of the first amongst our peers to initiate a company-wide cost reduction program. At the end of the year, we had surpassed our target to save $100 million by $25 million. These efforts flowed through to our cash costs, finishing the year with cash costs at owner-operator mines of $743 per ounce, beating our guidance. While safety was our top priority, we also prudently managed capital spending and preserved our balance sheet, laying the groundwork for optimizing future economic returns.

Despite the challenge of a declining gold price, operationally we had a number of Company successes. We achieved a 114% increase in indicated resources from the previous estimate at the Côté Gold project. Our new high-grade Westwood mine started pre-commercial production on time. In Suriname, we were successful in reaching a lower power cost agreement for

President and Chief Executive Officer’s Message

our current operations and future expansions at Rosebel, paving our way forward in this country. The Essakane expansion was completed on time and on budget in December, and we expect this to increase production year-over-year by about 25%.

Niobec deserves a special mention as it had its best year yet, finishing the year with record margins of $18 per kilogram, up 20% from 2012, and producing a record 5.3 million kilograms for the year. We look forward to Niobec continuing its strong contribution in 2014 and beyond.

How we navigate through this period is critical to our future. Consistent with our three strategic priorities (cost reduction, disciplined capital allocation, and cash preservation), we plan to avoid drawing on our credit facilities, maintain our financial flexibility, and challenge everyone in the Company to dig deep to find ways to secure our future in a lower gold price environment. While all sustainable cost reductions and productivity improvements have been rolled forward into 2014 as embedded savings, we continue to seek opportunities for further cost reductions and productivity improvements. I am confident that we can achieve more.

As I look forward to the year ahead, I am positive that we will manage our business through the current economic environment. We will focus on mining profitability and make prudent capital decisions while striving for the highest standards in human health and safety.

Aided by the success of our leadership development programs, I am confident that we have the right people in the right places. In the pages to follow, you will see that we are acutely aware of the challenges that lie ahead of us and are proactively addressing them. We are confident that we can manage them and continue driving forward.

Stephen J.J. Letwin

President and

Chief Executive Officer

IAMGOLD Corporation

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In Conversation with Steve Letwin
What is IAMGOLD’s policy with respect to hedging gold? IAMGOLD’s general policy is to not hedge gold production, thereby enabling investors to benefit from the upside potential.
What was IAMGOLD’s thought process behind suspending the dividend? What has to change before you would reinstate a dividend? While our outlook for gold over the long term is optimistic, in light of the uncertain short-term view for the gold price, we suspended the dividend to preserve our liquidity. This decision to suspend the dividend allows us to maintain the flexibility we need to take advantage of opportunities when they arise. Any dividend decision rests with the Board. When determining when a dividend could be reinstated, the Board will assess a number of metrics, including the Company’s liquidity, operating cash flow, and capital requirements for its project development program and pipeline, as well as the price of gold.
The distressed valuations of gold companies make this an ideal time for M&A activity.
What are the key factors for IAMGOLD when deciding to sell an asset? We would decide to sell an asset if it:
is no longer a core asset of the Company;
represents a net asset value (“NAV”) that is immaterial to the Company’s valuation; or
is in a jurisdiction that is no longer a strategic focus for us.
What are the key criteria for IAMGOLD when deciding to buy an asset? We would decide to acquire an asset if:
the asset produces gold or would, when developed, produce gold as its only or primary metal;
the risk-adjusted return on capital surpasses our weighted average cost of capital (“WACC”);
the properties are located where we have an established presence, and are areas with demonstrated regional continuity, social and fiscal stability, and long-term prospectivity; and
the size of the project has the potential for at least 1.5 million ounces of reserves and 100,000 or more ounces of annual production.
What is your perspective on using equity to finance M&A and what does IAMGOLD see as the important valuation ratios when considering a transaction? When looking at financing M&A, we would look first to our balance sheet. If we could not fund the acquisition ourselves, we would seek the best returns via a cash/share deal or equity issuance. We consider a number of valuation ratios which include the internal rate of return (“IRR”), NAV accretion, cash flow per share (“CFPS”) accretion, and a return that would be higher than our risk-adjusted WACC based on the jurisdiction.
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Why does IAMGOLD hold bullion on its balance sheet?
We choose to hold gold on our balance sheet as a testament to our belief in the precious metal’s value; it is a high-quality liquid asset. We retain bullion as a diversification to our cash holdings and because we, like our investors, believe it is a good long-term investment.
What is the thought process behind delaying the Rosebel expansion?
Our joint venture (“JV”) agreement with the Government of Suriname sets the stage for future mining and processing of potentially higher-grade, softer rock at a low power rate of $0.11 per kWh. To capitalize on the JV agreement, it requires us to gain access to additional properties outside of the Rosebel concession, which we are currently working towards. In an environment where we need to pull back on our yearly capital expenditures, going ahead with the Rosebel expansion construction in 2014 didn’t make financial sense. We are committed to maintaining the health of our balance sheet and, as such, have deferred the full expansion to 2015–2016. The feasibility study related to this expansion will be published at a later time when we can capture any material changes in assumptions such as price, costs, grade, or rock hardness that occur between now and the start of the expansion.
Are you proceeding with the Niobec expansion? Why haven’t you been able to sell some or all of Niobec?
We continue to explore various expansion and funding scenarios before proceeding to spend significant capital. Our permitting work continues and the expected rate of return remains attractive, but this project will remain on hold until we have a partner to fund the project. The timing of capital spending related to the Niobec expansion will be tied to the completion of ongoing work to assess a phased development approach.
We have signed more than thirty confidentiality agreements and continue to engage in conversation with potential partners and purchasers. Niobec had its most successful year last year and we look forward, in the midst of these expansion discussions, to continued future positive contributions.
What was your rationale for cutting back so severely on exploration?
One of the biggest areas of cost cutting in 2013 was in exploration, reducing planned spending by $41 million. Although we are committed to a solid, targeted exploration program, we also made the decision to focus on priority projects and regions. Three-quarters of our 2013 spending was on greenfield and brownfield exploration, with the main focus on resource development near existing mines and advanced greenfield projects in Senegal and Brazil. Despite these cutbacks, however, the exploration group was able to identify and acquire options on several very promising early stage projects, adding to our growing pipeline of development and exploration projects within our portfolio. Our outlook for 2014 exploration reflects our belief that strong and sustained support of exploration is necessary to create value, and at the same time balances our efforts to control and reduce costs across the Company. Building on the momentum established during our 2013 program, we continue our focus on the discovery of new ounces and the pursuit of opportunities to increase reserves and resources.
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How to Think About IAMGOLD
Strengths
Diversified Portfolio of Long-Life Producing Gold Mines
IAMGOLD operates five gold mines in a portfolio well balanced between South America, West Africa and Canada. As Mouska has reached the end of its mine life, our remaining owned and operated mines have mine lives beyond 10 years in countries that have proven themselves to be very mining friendly, where we are significant contributors to the local economy.
Unique Niobium Asset with History of Consistent Profitability
Niobec is one of three major niobium producers in the world and provides diversification to the Company’s gold business. With record margins and production achieved in 2013, we expect another strong year ahead.
Over $1 Billion in Liquidity and Undrawn Credit Facilities
With $385 million in cash, cash equivalents, and gold bullion (at market value) at the end of 2013, $750 million in undrawn credit facilities, and debt repayments not due until 2020, we have strong liquidity that we will fiercely protect.
Proven Ability to Manage and Reduce Costs
In the first quarter 2013, IAMGOLD initiated a $100 million cost-reduction program. By year-end, we had exceeded this target, saving a total of $125 million. This was a company-wide challenge that involved every employee in the organization. Our goal is to contain the sustainable portion of these cost reductions and to cut costs further in 2014.
In-House Project Development Team
We attribute our project development success to our in-house engineering team. This team commissioned the refurbished Doyon plant in the first quarter 2013, a target set in 2008. Essakane began production in 2010 on budget and six months ahead of schedule. Keeping an in-house development team together encourages accountability, improves transitions from development to operational teams, and improves our return on capital.
Challenges
A Continued Low Gold Price Environment
While we remain optimistic about the long-term prospects for gold, we are prudently planning for a lower gold price environment and we run our business based on this assumption. As the future gold price is uncertain, we reduced costs by $125 million in 2013, cut planned annual capital expenditures for 2014 by 40% to $400 million, initiated programs to lower working capital, suspended our dividend, and are reassessing our life-of-mine plans and driving further cost reductions – all to create long-term value for our shareholders.
Harder Ore
The increasing proportion of harder ore is a challenge at Essakane and Rosebel. One part of the solution is to install additional grinding and crushing capacity to maintain prior levels of throughput and gold production. While this has been done at Essakane, the full expansion at Rosebel has been deferred until 2015–2016. Other parts of the solution to mitigate increased hard rock are to find more soft rock and to reduce the cost of power. At Essakane, we continue the search for more soft rock and have the potential to halve power costs; we are preparing studies to assess solar power and connection to the national power grid. At Rosebel, the increased cost of processing hard rock has been partially offset by the reduced power rate agreement with the Government of Suriname. Under our joint venture agreement with the Surinamese government, we are focused on acquiring access to new areas that have the potential for higher-grade, softer rock, lower stripping ratios and an even lower power rate of $0.11 per kWh.
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Lower Grade
With the exception of Westwood which boasts an average reserve grade of 10 g/t Au, the average grade of reserves across the Company is 1.2 g/t Au. This is a reality that we have lived with for years and, consequently, have learned to efficiently and profitably produce gold with such grades. It is our core competence and we constantly seek improvements, such as higher throughputs and reduced power costs. We also employ innovative solutions, such as the stabilization of mill feeds and installation of new gravity circuits, which reduce the use and cost of reagents.
Exposure to Foreign Currency and Commodities
IAMGOLD has implemented derivative products to manage the risk of cost escalation for key components of our business. The Company hedges a material portion of its exposure to changing exchange rates between the U.S. dollar, Canadian dollar and euro, and to price volatility in the cost of oil. Aluminum, which is used by Niobec in the production of ferroniobium, is also hedged.
Opportunities
Optimizing Economic Returns with Optionality for Growth
We continue to focus on optimizing our asset portfolio through the evaluation of life-of-mine plans and the efficient allocation of capital and human resources. Accordingly, all of our projects compete for capital. We only approve projects with after-tax returns above our cost of capital and we have a history of making opportunistic acquisitions. For example, the Côté Gold project remains an attractive asset for our long-term production profile. We continually seek further opportunities to reduce costs and improve the efficiency of our business processes and systems.
Exploration Pipeline of Select Early to Advanced Stage Projects
We believe that a strong and sustained exploration program is necessary to create value. In 2013, we announced a maiden resource estimate for the Boto Project in Senegal with a 1.1 million ounce indicated resource averaging 1.62 g/t Au. We are nearing an initial mineral resource estimate at the Pitangui project in Brazil, and are optimistic about new option agreements at exploration projects such as TomaGold’s Monster Lake project in Quebec and Solvista’s Caramanta project in Colombia.
Productivity Improvements
We have successfully demonstrated that we can reduce costs. Productivity improvements are, however, more effective and sustainable ways to further increase returns. At IAMGOLD, examples of such solutions include decreased fuel consumption per tonne mined and better materials handling systems. We are assessing other initiatives such as increased equipment utilization, increased drilling and blasting yields, and reduced ore feed variability to the mill. We believe that further savings can be achieved through additional improvements.
Strong Government Relations
We continually work on strengthening relationships with governments that preside where we operate or plan to operate. Frequent contact with all government levels, including country presidents, reaps benefits. For example, in the last two years we secured lower power rates in Suriname and successfully negotiated better tax rates and tariffs in Canada and Burkina Faso.
IAMGOLD Annual Report 2013 7

Gold Demand Trends
While gold prices are impossible to predict, it is clear that over the longer term, demand for some uses of gold will have a closer correlation to its price than others. The graph to the right demonstrates this over a period of ten years by showing the annual demand relative to the average annual gold price. After experiencing strength in demand in previous years, in 2013 consumer demand grew 21% while ETFs saw large-scale redemptions, leaving an overall result of a 15% decline for the year. For the first time, in 2013, Chinese consumers overtook consumer demand in India, which is impressive given that India’s demand of 974.8 tonnes was the third highest annual volume recorded.
Jewellery and Technology
Despite a sharp drop in gold price, jewellery demand experienced its largest year-over-year volume increase in 2013. The sector saw continuing growth throughout the year, predominantly driven by China and India’s cultural affinity for the precious metal. Demand stemming from the technology side remained relatively stable throughout gold’s run and most recent decline, mainly due to consistent demand from the electronics segment. As this graph demonstrates, there is little to no correlation between demand for jewellery and technology and the price of gold.
Central Bank Net Sales and Purchases and Gold Price
[G]
Central Bank Purchases
Central banks in countries around the world back the value of their local currencies most commonly with gold and U.S. dollars. Net purchases or sales between these choices are large enough to affect global demand and are often well publicized. For this reason, many consider these movements as leading indicators that drive the value of the U.S. dollar against other currencies and the price of gold. The graph above illustrates this close correlation.
The fourth quarter in 2013 marked the twelfth consecutive quarter of net central bank purchases, with central banks adding 368.6 tonnes in the year. Although the pace at which central banks were making purchases slowed towards the second half of the year, the countries that did see a reduction in their reserves for the year sold less than usual levels.
Reported Gold Holdings
The table to the right represents the top twelve reported official gold holdings at the end of 2013. The United States continues to be the largest holder of gold, a testament to its belief in gold’s long-term intrinsic value. It is worth noting that China and India, the two countries that are the primary drivers of global consumer demand, have gold holdings that represent only 1% and 7% of their reserves, respectively. A move by either of these countries to increase its gold reserves has significant potential to boost demand and price.
Gold Demand by Category and the Gold Price
[G]
Total Bar and Coin Demand
With total bar and coin demand rising in 2013 in the face of gold’s decline, a stronger appetite was witnessed from China, Thailand and Turkey based on year-over-year change by country. India, China and numerous Middle Eastern markets being large-scale buyers resulted in shipments of significant size and the transformation of gold bars into smaller consumer-sized denominations. Since 2004, the price of gold has benefitted from the continued growth in demand for bars and coins.
ETFs
Prior to 2005, physically backed gold ETFs were almost non-existent. Since their introduction a decade ago, we have seen a surge of inflows into this space. At their peak, these ETF holdings represented around 2,600 tonnes, which was at par with those of the world’s central banks. Since this peak, however, gold ETF holdings have declined by over 30% to around 1,700 tonnes, and not surprisingly, there was a 28% drop in the price of gold. Gold price has a strong correlation with gold ETF holdings; should there be further net redemptions, this would have to be offset by increased demand in other areas in order for the price of gold to rise.
Top 12 Reported Official Gold Holdings
CountryTonnes% of Reserves
1 United States 8,134 70
2 Germany 3,387 66
3 IMF 2,814 –
4 Italy 2,452 65
5 France 2,435 65
6 China 1,054 1
7 Switzerland 1,040 8
8 Russia 1,035 8
9 Japan 765 2
10 Netherlands 613 51
11 India 558 7
12 Turkey 520 15
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Source: World Gold Council, Bloomberg, and IAMGOLD Corporation.

A Disciplined Approach

to Capital Allocation,

Cost Reduction,

and Cash Preservation

With the industry consensus pointing to lower gold prices for an uncertain period, we continue to operate with a disciplined approach to capital allocation, cost reduction, and cash preservation. How we navigate this period of uncertainty will shape IAMGOLD for many years to come and we are committed to making the right decisions now for optimal results in the future.

Our 2014 guidance of $400 million for capital spending, representing a 40% reduction from 2013, required us to make some very difficult decisions. Our disciplined approach assesses risk-adjusted economic returns under various assumptions and results in all of our projects competing for capital.

Our goal is to make strategic capital decisions without compromising the long-term economic value of our projects. With this in mind, we announced the deferral of Rosebel’s full expansion to 2015–2016. As we continue to move forward with permitting at Niobec, the assessment of the scope, timing, and capital requirements for this project will be tied to updates to the feasibility study for a phased development approach. The decision to advance this project will depend upon securing a strategic partner and evaluating financing alternatives.

Westwood is expected to achieve commercial production in the second half of 2014, a key milestone for this unique asset that boasts an average resource grade of more than 10 g/t Au. Our main focus in the first half of this year is on underground development, which is expected to enable higher mine productivity in the future. Wider spacing between sublevels is designed to improve mine safety and reduce the number of sublevels required throughout the mine. The new mine plan will utilize a higher proportion of long-hole open stoping, but will employ the cut and fill method when appropriate. We believe these changes will improve Westwood’s long-term economic return.

As we embrace a disciplined capital allocation strategy, we are fortunate to have optionality within our portfolio of projects. By deferring some projects and staging development at others, we plan to de-risk our projects to enhance long-term economics and schedule our investments based on financial strength and flexibility.

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A Disciplined Approach to Capital Allocation, Cost Reduction, and Cash Preservation (continued)

Exceeding our 2013 cost reduction target was due to starting early in the year and our company-wide commitment and participation. With all sustainable cost savings now embedded in our cost structure going forward, the search for further improvements continues. Examples of improvement initiatives include renegotiating terms with suppliers, identifying opportunities to reduce the reagent consumption, improving the reliability of pebble crushers, and streamlining our mobile maintenance programs. With Essakane’s expansion completed in 2013, the expected higher throughput and grades this year will help to mitigate the cost impact of the higher energy consumption required to treat harder ore. The 2013 agreement with the Government of Suriname to reduce power costs at Rosebel also supports the mine’s transition to increasingly harder rock. This agreement lowers power costs for our current operations and future expansions. Our overarching goal is to have every one of our sites operating under an optimum cost structure; this is our principal focus as we refine all of our future life-of-mine plans.

In today’s gold market, preserving our liquidity is critical. The decision to suspend the dividend late last year clearly demonstrated IAMGOLD’s commitment to a strong balance sheet. Prime examples of how we are preserving our financial flexibility include: refraining from committing capital until we secure strategic partners at Niobec and Sadiola, deferring the Rosebel expansion until we have access to better exploration targets in the surrounding region, and targeting a reduction in working capital in 2014. Protecting our financial strength is critical to our ability to weather this lower gold price environment.

As of December 31, 2013, no funds were drawn against the $750 million total unsecured revolving facilities and our cash, cash equivalents, and gold bullion (at market value) were $385 million. Our intentions are to manage our spending in a way that allows us to enhance profitability, while maintaining the flexibility we need to act opportunistically.

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A Disciplined Approach

to Driving Forward

In order to continue driving forward, each of the following

five pillars is equally essential to our success in the future.

Since inception, IAMGOLD’s prime criterion for making investment decisions has been return on capital. Our track record of generating strong returns reflects our history of making opportune and timely acquisitions and the successful capital management by our in-house project development team.

While grade is often cited as the key ingredient for the success of any mining project, we view it as only one of the many factors in calculating return on capital. We use an all-in risk-adjusted return formula that includes acquisition and development capital to determine true returns. All of our projects compete for funding and must exceed our cost of capital, and we evaluate expansions and acquisitions equally on this basis.

We also demand that projects in higher-risk jurisdictions generate higher returns and that new projects generate returns superior to expansions, as expansions can leverage the existing infrastructure of our operating mines. At these operations, we continue to optimize our life-of-mine plans and increase the frequency and quality of these reviews.

IAMGOLD continues to focus on return on capital and the production of profitable ounces as its prime success criteria for growth, not production at any cost.

While we have always managed costs at IAMGOLD, in 2013 we raised the bar to make it one of our three strategic priorities. Our timing couldn’t have been better; we did this just as gold began its downward spiral from $1,700 to $1,200 per ounce.

We have been asked why we weren’t this focused on costs before. We have always managed our costs. As the price trended upwards over the past twelve years, however, this industry’s main focus was on increasing production as fast as possible, letting margins take care of themselves.

Rising prices inspired many new projects across the industry, straining the supply of goods and services for exploration, engineering, development and operations. True to the economics of supply and demand, costs rose. Heightened competition for a diminishing supply of talent pushed up labour costs. Government royalties tracked the higher gold revenues and some governments increased royalty rates as well.

Understandably, this is why we stepped up our assault on costs. In 2013, we exceeded our target by 25%, reducing our planned costs by $125 million. More importantly, many of these savings are now embedded in our cost structure and this heightened attention to cost reduction and containment is now embedded in our culture going forward.

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A Disciplined Approach to Driving Forward (continued)

Gold has been mined since ancient times and this history is rich with stories of innovation in exploration, mining, and extraction. At IAMGOLD, we are committed to this same approach by seeking and applying innovation wherever possible, and to do so while generating superior returns.

For example, during the recent expansion at Essakane, the concrete panels for camp construction and bricks for local housing were manufactured in Burkina Faso. Rather than being imported as finished products, this reduced costs, employed local labour, and improved the quality of these materials. At Niobec, we recently challenged ourselves to think outside the box to apply enhancements to the metallurgical process. The outcome of this was that our recoveries improved significantly and led this niobium mine to its best year ever. Due to innovative thinking at Westwood, we are able to safely move ore immediately after an underground blast, which has been made possible by operating large equipment remotely from surface, resulting in improving both safety and productivity.

The commitment to innovation happens at every level. Modifying training programs across the organization to promote innovation within the workplace, creating a working environment where employees are valued for idea creation, strengthening supplier relationships, and working as partners to find innovative solutions are all ways of addressing the industry-wide cost challenges.

Mining, particularly gold mining, requires patience. Exploration projects alone take years to permit and to delineate economically viable deposits. Feasibility studies and mining permits are long projects unto themselves and, if successful, are followed by multi-year capital-intensive construction projects before mills and plants can be commissioned to produce gold. Only then do they begin to deliver a return on the time and capital invested.

At IAMGOLD, we are bullish on the long-term value of gold. We are also confident in our ability to contain costs, develop our pipeline of exploration and development projects, and unlock the future potential of our existing assets while preserving our liquidity over the life cycle of this business.

Our vision is to enhance the lives of all our stakeholders. We do this best when our Company goals are aligned with those of our shareholders, and when investors share our long-term investment horizons, patience, and belief in higher gold prices to come.

Even in a lower gold price environment when, by necessity, our focus is on cost reduction, cash preservation and disciplined capital allocation, we believe we are well positioned for the future.

At Rosebel, we are actively working towards unlocking access to areas beyond the existing mine that have the potential to deliver higher-grade softer rock and lower stripping ratios at a lower power cost. At Essakane, the 2013 expansion has enabled increased throughput of higher-grade harder rock. We are also evaluating alternative power solutions to lower costs further, and the mine has significant exploration potential. At Westwood, we are ramping up to commercial production this year and expect to almost double production by 2017.

Niobec delivered record niobium production and margins in 2013 and continues to contribute strong operating cash flow. Additionally, IAMGOLD has a growing pipeline of development and exploration projects that is a testament to our belief that strong and sustained exploration is necessary to create value. Finally, we reduced year-over-year our planned capital expenditures and suspended our dividend to help meet our commitment to maintaining a healthy financial position.

We are confident in our positioning for the future and will employ a disciplined approach that demands robust rates of return and preserves our financial flexibility. That’s how we’ll drive IAMGOLD forward.

12f IAMGOLD  |  Annual Report 2013    |

2013 Mineral Reserves and Resources

Mineral resources (“resources”) and mineral reserves (“reserves”) have been estimated as at December 31, 2013 pursuant to Canadian securities regulatory requirements, specifically the requirements of National Instrument 43-101 and the definitions of resources and reserves incorporated therein. Consistent with National Instrument 43-101, resources are divided into “inferred,” “indicated” and “measured” based on the level of geological confidence in the mineralization, and reserves, into “probable” and “proven” upon at least a pre-feasibility study having been undertaken on the indicated and measured resources. Measured and indicated resources are inclusive of proven and probable reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability and are not guaranteed to have economic viability. Inferred resources are too speculative geologically to have any economic considerations applied to them that would allow a translation into reserves.

Cautionary Notes to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in the Annual Report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F filed with the SEC.

GOLD MINERAL RESERVES*

100% BASIS

As at December 31, 2013	PROVEN			PROBABLE

	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)

Rosebel[1]	94,095	1.0	3,124	39,195	0.9	1,149
Essakane[1]	—	—	—	126,806	1.1	4,573
Sadiola[2]	—	—	—	56,406	1.9	3,492
Yatela[3]	—	—	—	—	—	—
Doyon Division[4]	20	15.6	10	—	—	—
Westwood[5]	47	9.3	14	1,546	10.0	496
Côté Gold[6]	—	—	—	—	—	—
Boto Gold[7]	—	—	—	—	—	—

Total proven reserves				94,162	1.0	3,148
Total probable reserves				223,953	1.4	9,710
Total proven and probable reserves				318,115	1.3	12,858

ATTRIBUTABLE RESERVES

As at December 31, 2013	PROVEN			PROBABLE

	Tonnes	Grade	Contained Ounces	Tonnes	Grade	Contained Ounces
	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)

Rosebel[1]	89,390	1.0	2,968	37,235	0.9	1,092
Essakane[1]	—	—	—	114,125	1.1	4,116
Sadiola[2]	—	—	—	23,126	1.9	1,432
Yatela[3]	—	—	—	—	—	—
Doyon Division[4]	20	15.6	10	—	—	—
Westwood[5]	47	9.3	14	1,546	10.0	496
Côté Gold[6]	—	—	—	—	—	—
Boto Gold[7]	—	—	—	—	—	—

Total proven reserves				89,457	1.0	2,992
Total probable reserves				176,033	1.3	7,135
Total proven and probable reserves				265,490	1.2	10,127

*	Mineral reserve tonnage, grade and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

|    IAMGOLD  |  Annual Report 2013 g 13

2013 Mineral Reserves and Resources (continued)

GOLD MINERAL RESOURCES*

(Inclusive of Mineral Reserves)

100% BASIS

As at December 31, 2013	MEASURED			INDICATED			INFERRED

		Contained				Contained			Contained
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)

Rosebel[1]	152,858	1.0	4,939	79,441	1.0	2,538	14,433	0.7	346
Essakane[1]	—	—	—	144,115	1.1	5,270	20,227	1.1	704
Sadiola[2]	16,260	0.8	433	94,868	2.0	6,171	14,949	2.0	953
Yatela[3]	880	0.5	15	—	—	—	—	—	—
Doyon Division[4]	342	5.0	55	686	3.6	79	1,732	6.3	352
Westwood[5]	45	10.1	15	1,243	13.0	521	10,162	10.9	3,548
Côté Gold[6]	—	—	—	269,300	0.9	7,606	43,800	0.7	1,043
Boto Gold[7]	—	—	—	21,960	1.6	1,142	1,861	1.4	81

Total measured resources							170,385	1.0	5,458
Total indicated resources							611,613	1.2	23,327
Total measured and indicated resources[8,9,10]							781,999	1.1	28,785
Total inferred resources							107,164	2.0	7,027

ATTRIBUTABLE RESOURCES

As at December 31, 2013	MEASURED			INDICATED			INFERRED

		Contained				Contained			Contained
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)

Rosebel[1]	145,215	1.0	4,692	75,469	1.0	2,411	13,711	0.7	329
Essakane[1]	—	—	—	129,704	1.1	4,743	18,204	1.1	634
Sadiola[2]	6,667	0.8	178	38,896	2.0	2,530	6,129	2.0	391
Yatela[3]	352	0.5	6	—	—	—	—	—	—
Doyon Division[4]	342	5.0	55	686	3.6	79	1,732	6.3	352
Westwood[5]	45	10.1	15	1,243	13.0	521	10,162	10.9	3,548
Côté Gold[6]	—	—	—	249,103	0.9	7,036	40,515	0.7	965
Boto Gold[7]	—	—	—	21,960	1.6	1,142	1,861	1.4	81

Total measured resources							152,621	1.0	4,946
Total indicated resources							517,060	1.1	18,462
Total measured and indicated resources[8,9,10]							669,681	1.1	23,408
Total inferred resources							92,315	2.1	6,299

1	Rosebel and Essakane mineral reserves have been estimated as of December 31, 2013 using a $1,400/oz gold price and mineral resources have been estimated as of December 31, 2013 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

2	Mineral reserves at Sadiola have been estimated as of December 31, 2013 using an average of $1,100/oz gold price and mineral resources have been estimated as of December 31, 2013 using a $1,600/oz gold price and have been estimated in accordance with JORC code.

3	Mineral resources at Yatela have been estimated as of December 31, 2013 using a $1,600/oz gold price and have been estimated in accordance with JORC code.

4	The Doyon Division includes mineral reserves from the Mouska Gold Mine and resources from both the Doyon and Mouska Gold Mines. Mineral resources at Doyon have been estimated as of December 31, 2013 using a $1,600/oz gold price and have been estimated in accordance with NI 43-101. Mineral reserves and resources at Mouska have been estimated as of December 31, 2013 using a $1,300/oz gold price and have been estimated in accordance with NI 43-101.

5	Westwood mineral reserves have been estimated as of December 31, 2013 using a $1,400/oz gold price and mineral resources have been estimated as of December 31, 2013 using a $1,400/oz gold price, 6.0 g/t Au cut-off over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.

6	Côté Gold mineral resources have been estimated as of December 31, 2013 using a $1,600/oz gold price and have been estimated in accordance with NI 43-101.

7	Boto mineral resources have been estimated as of December 31, 2013 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

8	Measured and indicated gold resources are inclusive of proven and probable reserves.

9	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations, but are deemed to have a reasonable prospect of economic extraction.

10	In underground operations, mineral resources contain similar dilution and mining recovery as mineral reserves, except for Westwood where 35% dilution was applied to the reserves.

*	Mineral resource tonnage, grade and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

14f IAMGOLD  |  Annual Report 2013    |

NIOBIUM MINERAL RESERVES AND RESOURCES1, 2, 3, 4, 5, 6

As at December 31, 2013	Tonnes (000s)	Grade % Nb2O5	Contained Nb2O5 (million kilograms)

Niobec (100%)
Probable reserves	416,420	0.41	1,707
Measured resources	288,328	0.43	1,251
Indicated resources	352,505	0.40	1,402
Measured and indicated resources	640,833	0.41	2,653
Inferred resources	61,085	0.38	229

1	Measured and indicated resources are inclusive of probable reserves.

2	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

3	Mineral reserves have been estimated as at December 31, 2013 under the block caving scenario using $45 per kg of niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.2% Nb2O5 per tonne (before recovery) under the block caving scenario.

4	There is a large volume of the material within the planned block caving that has a measured resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a probable classification has been applied to the reserve because of the uncertainty.

5	A small amount of Inferred and unclassified mineral resource material will be mined from the block caving scenario and segregation of the material is not possible. A conservative 0% Nb2O5 was applied to that material.

6	Mineral reserves and mineral resources have been estimated in accordance with NI 43-101.

RARE EARTH RESOURCES

REE ZONE MINERAL RESOURCE ESTIMATE[1,2,3,4,5] As at December 31, 2013			Tonnes (millions)		Grade TREO (%)	Contained TREO (million kilograms)			HREO (ppm)

St-Honoré, Quebec (100%)
Indicated Resources			531		1.64		8,730		312
Inferred Resources			527		1.83		9,652		312

BREAKDOWN OF INDIVIDUAL LIGHT ELEMENTS
As at December 31, 2013					Ce203 (ppm)	La203 (ppm)	Nd203 (ppm)	Pr203 (ppm)	Sm203 (ppm)

LIGHT REO (100%)
Indicated Resources					7,887	4,092	3,034	870	338
Inferred Resources					8,046	4,298	2,968	869	314

BREAKDOWN OF INDIVIDUAL HEAVY ELEMENTS
As at December 31, 2013	Gd203 (ppm)	Eu203 (ppm)	Dy203 (ppm)	Tb203 (ppm)	Er203 (ppm)	Ho203 (ppm)	Yb203 (ppm)	Tm203 (ppm)	Lu203 (ppm)

HEAVY REO (100%)
Indicated Resources	159	72	45	14	10	5	5	1	1
Inferred Resources	141	67	37	12	8	5	5	1	1

1	CIM definitions were followed for Mineral Resources Classification.

2	Mineral resources were estimated by Réjean Sirois, Eng. Vice President, Geology and Resources, G Mining Services Inc.

3	Mineral resources are estimated at a cut-off grade of 0.5% TREO.

4	Estimated resource is enclosed within the core of the carbonatite complex and are confined between the bedrock and 700 metres below surface.

5	Numbers may not add due to rounding.

Gold, Niobium and TREO Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this report have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chénard, Eng., Director, Mining Geology. Lise has worked in the mining industry for more than 30 years, mainly in operations, project development and consulting. She joined IAMGOLD in April 2013 and acquired her knowledge of the Company’s operations and projects through site visits, information reviews and ongoing communication and oversight of mine site technical service teams or consultants responsible for resource and reserve modeling and estimation.

She is considered a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified Person has verified the data disclosed, and data underlying the information or opinions contained herein.

|    IAMGOLD  |  Annual Report 2013 g 15

Corporate Information

CORPORATE OFFICE

Canada

IAMGOLD Corporation

401 Bay Street, Suite 3200

P.O. Box 153

Toronto, Ontario M5H 2Y4

Canada

T: 416 360 4710

TF: 1 888 464 9999

F: 416 360 4750

REGIONAL OFFICE

Canada

IAMGOLD Corporation

1111, rue Saint-Charles Ouest

Tour Est, bureau 750

Longueuil (Québec) J4K 5G4

Canada

T: 450 677 0040

TF: 1 866 677 0040

F: 450 677 3382

OPERATIONS OFFICES

Suriname

Rosebel Gold Mines N.V.

Herenstraat NR 8

P.O. Box 2973

Paramaribo, Suriname

T: +(597) 422 741

F: +(597) 478 447

Burkina Faso

Essakane S.A.

146, rue 13.49, quartier Zogona

09 BP 11 Ouagadougou 09

Burkina Faso

T: +(226) 5036 9144

F: +(226) 5036 0924

Canada

Niobec Inc.

3400, route du Columbium

Saint-Honoré-de-Chicoutimi,

(Québec) G0V 1L0

Canada

T: 418 673 4694

F: 418 673 3179

Mouska Mine

12 875, Mont-Brun

Rouyn-Noranda,

(Québec) J0Y 1C0

Canada

T: 819 759 3664

F: 819 759 3665

Westwood Mine

Arthur-Doyon,

(Québec) J0Y 2E0

Canada

T: 819 759 3611

F: 819 759 3342

EXPLORATION OFFICES

Canada

IAMGOLD Corporation

Bureau Exploration – Val-d’Or

1740, chemin Sullivan, Suite 1300

Val-d’Or (Québec) J9P 7H1

Canada

T: 819 825 7500

F: 819 825 7007

Senegal

AGEM Senegal Exploration

Routes des Almadies, Zone 3, Lot A1
BP 5820

Dakar-Fann, Sénégal

T: +(221) 33 820 2533

F: +(221) 33 820 3283

Burkina Faso

Essakane Exploration SARL

99, rue 13.50, quartier Zogona

12 BP 168 Ouagadougou 12

Burkina Faso

T: +(226) 5036 3947

Mali

IAMGOLD Corporation/AGEM

3503 Avenue el Quods, BP 2699

Bamako, Mali

T: +(223) 20 21 2042

Suriname

Rosebel Gold Mines N.V.

Herenstraat NR8

Paramaribo, Suriname

T: +(597) 325 115/117 ext. 5593

Brazil

IAMGOLD Brasil Prospecção Mineral
Ltda.

Rua Fernandes Tourinho

No 147 SL 902

Funcionarios, CEP 30112-000

Belo Horizonte – MG – Brasil

T: +(55) 31 3282 6690

F: +(55) 31 3282 6685

Peru

IAMGOLD Peru S.A.

Av. Casimiro Ulloa 312

Urb. San Antonio

Miraflores, Lima 18, Peru

T: +(511) 610 7800

F: +(511) 610 7801

Colombia

IAMGOLD Corporation Sucursal
Colombia

Carrera 3, 113-52

Bogotá, Colombia

T: +(57) 1 619 5610

16f IAMGOLD  |  Annual Report 2013    |

Shareholder Information

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

100 University Avenue, 9th Floor, North Tower

Toronto, Ontario M5J 2Y1

T: 416 263 9200

TF: 1 800 564 6253

www.computershare.com

service@computershare.com

AUDITORS KPMG LLP SHARES LISTED Toronto Stock Exchange: Symbol: IMG New York Stock Exchange: Symbol: IAG COMPANY FILINGS www.sedar.com www.sec.gov

SHARES ISSUED

At December 31, 2013

Total outstanding: 376.6 million

ANNUAL GENERAL MEETING

Wednesday, May 7, 2014

at 4:00 p.m.

Grand Banking Hall,

One King West Hotel & Residence

1 King Street West

Toronto, ON M5H 1A1

INVESTOR INQUIRIES

Bob Tait

Vice President, Investor Relations

T: 416 360 4743

Laura Young

Director, Investor Relations

T: 416 933 4952

Penelope Talbot-Kelly

Analyst, Investor Relations

T: 416 933 4738

E: info@iamgold.com

WEBSITE

www.iamgold.com

IAMGOLD’s 2013 Financial Review is provided under separate cover.

Directors and Officers
DIRECTORS		OFFICERS

William D. Pugliese

Chairman, IAMGOLD Corporation

Aurora, Ontario

Stephen J.J. Letwin

President and Chief Executive Officer

Toronto, Ontario

John E. Caldwell[1,3]

Corporate Director

Toronto, Ontario

Donald K. Charter[2,3,5]

Corporate Director

Toronto, Ontario

W. Robert Dengler[3,4]

Corporate Director

Aurora, Ontario

Guy Dufresne[1,4]

Corporate Director

Boucherville, Quebec

Richard Hall[1,5]

Corporate Director

Silverthorne, Colorado, U.S.

Mahendra Naik[1,2]

Chief Financial Officer,

Fundeco Inc.

Unionville, Ontario

John Shaw[3,5]

Corporate Director

Sydney, Australia

Timothy R. Snider[2,4]

Corporate Director

Tucson, Arizona, U.S.

[1] Member of the Audit and Finance Committee

[2] Member of the Human Resources and Compensation Committee

[3] Member of the Nominating and Corporate Governance Committee

[4] Member of the Environmental, Health and Safety Committee

[5] Member of the Reserves and Resources Committee

Stephen J.J. Letwin

President and Chief Executive Officer

P. Gordon Stothart

Executive Vice President and Chief Operating Officer

Carol T. Banducci

Executive Vice President and Chief Financial Officer

Robert Carreau

Senior Vice President,

Health, Safety and Sustainability

Benjamin Little

Senior Vice President,

Corporate Affairs

Craig MacDougall

Senior Vice President, Exploration

Denis Miville-Deschênes

Senior Vice President, Project Development

Paul B. Olmsted

Senior Vice President,

Corporate Development

Jeffery A. Snow

Senior Vice President, General Counsel

Lisa Zangari

Senior Vice President, Human Resources

Pierre Pelletier

Vice President, Metallurgy

Timothy Bradburn

Associate General Counsel and Corporate Secretary

FORWARD-LOOKING STATEMENT

This Annual Report contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may,” “will,” “should,” “continue,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

IAMGOLD’s objectives

In 2014, we will:

Strive for the highest standards in human health and safety, minimize our impact on the environment, and work co-operatively with host communities.

Execute talent strategies critical to leadership, successful execution,

national development, and succession planning.

Align operating strategies with strategic priorities.

Optimize our asset portfolio with a strict focus on economic returns.

Achieve or exceed operational targets.

Pursue opportunities to increase reserves and resources.

Maintain financial discipline.

401 Bay Street, Suite 3200, P.O. Box 153

Toronto, Ontario, Canada M5H 2Y4

Toll Free: 1 888 IMG 9999

www.iamgold.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 19, 2014, should be read in conjunction with IAMGOLD’s audited consolidated financial statements and related notes for December 31, 2013 thereto which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto and New York stock exchanges.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “2013 Summary”, “Reserves and Resources” “Outlook” and “Annual Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

INDEX

About IAMGOLD	2

2013 Highlights	2

2013 Summary	3

Reserves and Resources	6

Outlook	7

Market Trends	8

Annual Updates

Operations	10

Development and Expansion Projects	17

Exploration	18

Quarterly Financial Review	21

Financial Condition

Impairment	21

Liquidity, Capital Resources and Investments	21

Market Risks	23

Shareholders’ Equity	24

Cash Flow	24

Disclosure Controls and Procedures and Internal Control over Financial Reporting	24

Critical Judgments, Estimates and Assumptions	25

Notes to Investors Regarding the Use of Resources	25

Future Accounting Policies	27

Risks and Uncertainties	27

Non-GAAP Performance Measures	31

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with six operating gold mines on three continents and one of the world’s top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

2013 HIGHLIGHTS

•	The Company surpassed the cost reduction target of $100 million by $25 million.

•	Within guidance, total cash costs[2,3] – gold mines[4] and all-in sustaining costs[2] – gold mines were $801 and $1,232 per ounce, respectively, for 2013.

•	As the Company focused on profitable ounces, attributable gold production, inclusive of joint venture operations, of 835,000 ounces for 2013 was up 5,000 ounces or 1% from 2012 and within 5% of guidance.

•	Exceeded guidance, niobium production of 5.3 million kilograms and niobium operating margin[2] of $18 per kilogram.

1	Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies that pass a set of broadly based environmental, social and governance rating criteria.
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
3	The total cash costs computation does not include Westwood pre-commercial production for the year ended December 31, 2013 of 73,000 ounces.
4	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

•	The Company reported after-tax impairment charges of $772.8 million, largely as a result of the lower short-term and long-term gold price assumptions related to Suriname, Essakane and the Doyon division. Refer to the financial condition section of the MD&A for further information on impairments.

•	To conserve cash and preserve liquidity, the Company suspended its dividend in December 2013 and retains cash, cash equivalents, and gold bullion (at market value) of $384.6 million and undrawn credit facilities of $750.0 million as at December 31, 2013.

•	Lowered general and administrative expenses by $7.4 million or 13% from 2012.

2013 SUMMARY

FINANCIAL

•	The gold price assumptions used in the most recent life of mine (“LOM”) plans declined significantly in the fourth quarter 2013. The decrease was the primary cause of impairment charges recorded by the Company against the carrying amount of goodwill and mining assets. After-tax impairment charges were recognized in the fourth quarter 2013 comprising of $290.6 million for Suriname, $335.1 million for Essakane, and $147.1 million for the Doyon division. Included in the impairment charges for Suriname and the Doyon division were goodwill write-downs of $168.4 million and $88.3 million, respectively.

•	Revenues for 2013 were $1,147.1 million, down $306.3 million or 21% from the prior year. Lower revenues were a result of lower gold sales volumes of 80,000 ounces ($134.7 million) and lower realized gold prices ($181.2 million), partially offset by higher niobium revenues ($9.1 million) and by-product credits and royalty income ($0.5 million). Revenues for the fourth quarter 2013 were $247.2 million, down $151.4 million or 38% from the same prior year period mainly due to lower gold sales volumes and lower realized gold prices.

•	Cost of sales for 2013 was $807.0 million, up $32.8 million or 4% from the prior year. The increase was a result of higher operating costs ($32.6 million) and higher depreciation expense ($19.5 million), partially offset by lower royalties due to lower realized gold prices ($19.3 million). Operating costs were higher primarily due to mine operating costs associated with Mouska ($43.3 million) and a non-current ore stockpile write-down at Essakane ($10.6 million), partially offset by lower operating costs at Rosebel, Essakane and Niobec. Cost of sales for the fourth quarter 2013 was down $14.0 million or 7% from the same prior year period mainly due to lower production volumes partially offset by higher depreciation.

•	Net losses attributable to equity holders for 2013 were $832.5 million or $2.21 per share, down $1,167.2 million from the prior year’s net earnings. The decrease mainly related to lower revenues and higher cost of sales as discussed above, after-tax impairment charges on goodwill and mining assets of ($772.8 million), higher share of net losses from associates and joint ventures ($114.1 million), impairment of investments ($45.0 million) and lower gains on sale of marketable securities ($24.7 million), partially offset by lower income taxes ($202.7 million) and lower exploration expenses ($38.8 million). Net losses attributable to equity holders for the fourth quarter 2013 were $840.3 million compared to a net profit of $84.6 million for the same prior year period. The decrease mainly related to the drivers discussed above.

•	Adjusted net earnings attributable to equity holders[1] for 2013 were $137.3 million ($0.36 per share1), down $178.3 million ($0.48 per share) from the prior year. Adjusted net earnings attributable to equity holders for the fourth quarter 2013 were $19.7 million ($0.05 per share), down $70.0 million ($0.19 per share) from the same prior year period.

•	Net cash from operating activities for 2013 was $246.3 million, down $169.0 million from the prior year. The decrease in net cash from operating activities was mainly due to lower revenues ($306.3 million), partially offset by lower exploration expenses ($38.8 million) and lower income taxes paid ($85.6 million). Net cash from operating activities for the fourth quarter 2013 was down $56.7 million from the same prior year period. The decrease mainly related to the drivers discussed above.

•	Net cash from operating activities before changes in working capital[1] for 2013 was $305.6 million ($0.81 per share1), down $168.8 million ($0.45 per share) from the prior year. Net cash from operating activities before changes in working capital for the fourth quarter 2013 was down $61.4 million from the same prior year period.

•	Cash, cash equivalents and gold bullion (at market value) was $384.6 million at December 31, 2013, down $636.0 million since December 31, 2012, mainly due to capital expenditures on mining assets ($636.9 million), dividend and interest paid ($130.7 million), a decrease in the market value of gold bullion ($61.0 million) and loans provided to related parties net of repayments ($47.7 million), partially offset by cash generated from operating activities ($246.3 million).

OPERATIONS

•	Regarding health and safety, the frequency of all types of serious injuries (measured as DART rate2) across IAMGOLD for 2013 was 1.01, compared to 1.08 for the prior year, representing a 6.5% improvement. Unfortunately, the Company reported the death of a local contractor at Rosebel during the third quarter 2013.

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

GOLD

•	Mouska and Westwood, collectively, the Doyon division, produced a total of 136,000 ounces in 2013. During the fourth quarter, Mouska produced 15,000 ounces and Westwood produced 20,000 ounces. While the ore from the Mouska mine is in commercial production, the ore from Westwood is at pre-commercial levels. Rehabilitation of the zone impacted by the rockburst in August 2013 is on schedule, with access now being established in all of the affected sublevels.

•	Attributable gold production, inclusive of joint venture operations, for 2013 was 835,000 ounces, up 5,000 ounces or 1% from the prior year. Gold production was primarily higher due to increased production at Westwood (73,000 ounces) and Mouska (59,000 ounces). This was partially offset by lower ore tonnes mined due to pit sequencing combined with lower grades at Rosebel (46,000 ounces), lower grades as expected at Essakane (65,000 ounces), and lower grades at Sadiola (14,000 ounces). Attributable gold production, inclusive of joint venture operations, for the fourth quarter 2013 was down 19,000 ounces or 9% from the same prior year period mainly due to lower grades at Essakane and Rosebel partially offset by increased production at the Doyon division.

•	Attributable gold sales volume, inclusive of joint venture operations, for the 2013 was 740,000 ounces compared to attributable gold commercial production of 762,000 ounces. The variance of 22,000 ounces was mainly related to timing differences. Attributable gold sales volume, inclusive of joint venture operations, for the fourth quarter 2013 was down 59,000 ounces or 25% from the same prior year period mainly due to lower grades at Rosebel, Essakane and Sadiola.

•	Total cash costs[1,2] – gold mines[3] for 2013 were $801 per ounce, up 12% from the prior year. The increase was mainly due to the impact of lower grades and the increase in processing hard rock together with inflationary cost pressures across all sites. This was partially offset by the benefit from the Company’s cost reduction program. Total cash costs – gold mines for the fourth quarter 2013 were up $97 per ounce or 13% from the same prior year period mainly due to lower grades at Rosebel, Essakane and Sadiola.

•	All-in sustaining costs[1] – gold mines for 2013 were $1,232 per ounce sold, up 16% from the prior year. The increase is mainly for the reasons indicated above for total cash costs and due to the increase in sustaining capital expenditure spend to support the higher hard rock capacity levels at Rosebel and Essakane. All-in sustaining costs – gold mines for the fourth quarter 2013 were $1,242 per ounce sold, up 14% from the same prior year period. The increase is mainly for the reasons as discussed above for all-in sustaining costs for 2013.

•	All-in sustaining costs – total[4] for 2013 were $1,153 per ounce sold, up 9% from the same prior year period. This measure includes the impact of the Niobec mine’s operating margin[1] and its sustaining capital expenditures.

NIOBIUM

•	Niobium production for 2013 was 5.3 million kilograms, up 13% from the prior year. The operating margin per kilogram of niobium[1] for 2013 increased by 20% from the prior year to $18 per kilogram, as the operating costs benefited from increased production levels and the cost reduction program. For the fourth quarter 2013, niobium production was 33% higher than the same prior year period and the operating margin was $20 per kilogram or 33% higher mainly due to higher production and the continued benefit of the cost reduction program.

CORPORATE DEVELOPMENTS

•	In the first quarter 2013, before the drop in the gold price, the Company announced a $100 million cost reduction program. The Company’s objective was to reduce operating costs at sites by $54 million, exploration expenditures by $40 million and corporate general and administrative costs by $6 million. The Company achieved savings of $125 million of which sites realized $75 million, exploration realized $41 million and corporate general and adminstration realized $9 million.

LIQUIDITY PLANNING

•	Changes in the market price of gold significantly impact the Company’s liquidity. In 2013, the Company suspended the dividend to conserve cash, and reduced costs by $125 million.

•	In 2014, the Company plans to look for further opportunities to reduce costs and improve the efficiency of its business processes and systems. The Company plans to monetize a portion of the non-cash items within working capital, such as supplies and consumables inventory. The Company will also focus on optimizing its asset portfolio through the further evaluation of LOM plans and the efficient allocation of capital and human resources. The undrawn credit facility of $750 million remains accessible to the Company.

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2	The total cash costs computation does not include Westwood pre-commercial production for the three months and year ended December 31, 2013 of 20,000 and 73,000 ounces, respectively.
3	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
4	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining cost table on page 11.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Summary of Financial and Operating Results

	Three months ended December 31,			Years ended December 31,
	2013	Change	2012[1]	2013	Change	2012[1]
Financial Results ($ millions, except where noted)
Revenues	$247.2	(38%)	$398.6	$1,147.1	(21%)	$1,453.4
Cost of sales	$196.1	(7%)	$210.1	$807.0	4%	$774.2
Earnings from mining operations[2]	$51.1	(73%)	$188.5	$340.1	(50%)	$679.2

Net earnings (losses) attributable to equity holders of IAMGOLD	$(840.3)	(1,093%)	$84.6	$(832.5)	(349%)	$334.7
Net earnings (losses) per share ($/share)	$(2.23)	(1,114%)	$0.22	$(2.21)	(348%)	$0.89

Adjusted net earnings attributable to equity holders of IAMGOLD[2]	$19.7	(78%)	$89.8	$137.3	(56%)	$315.6
Adjusted net earnings per share[2] ($/share)	$0.05	(79%)	$0.24	$0.36	(57%)	$0.84

Net cash from operating activities	$44.0	(56%)	$100.7	$246.3	(41%)	$415.3
Net cash from operating activities before changes in working capital[2]	$54.7	(53%)	$116.1	$305.6	(36%)	$474.4
Net cash from operating activities before changes in working capital ($/share)[2]	$0.15	(52%)	$0.31	$0.81	(36%)	$1.26

Key Operating Statistics
Gold sales - attributable (000s oz)	173	(25%)	232	740	(11%)	827
Gold commercial production - attributable (000s oz)	175	(18%)	214	762	(8%)	830
Gold production - attributable (000s oz)[3]	195	(9%)	214	835	1%	830

Average realized gold price[2] ($/oz)	$1,273	(25%)	$1,704	$1,399	(16%)	$1,667
Total cash costs[2,4,5] - gold mines[7] ($/oz)	$828	13%	$731	$801	12%	$715
Gold margin[2] ($/oz)	$445	(54%)	$973	$598	(37%)	$952

All-in sustaining costs[2,6] - gold mines ($/oz)	$1,242	14%	$1,090	$1,232	16%	$1,064
All-in sustaining costs - total[8] ($/oz)	$1,125	3%	$1,087	$1,153	9%	$1,054

Niobium production (millions of kg Nb)	1.6	33%	1.2	5.3	13%	4.7
Niobium sales (millions of kg Nb)	1.3	18%	1.1	4.9	4%	4.7
Operating margin[2] ($/kg Nb)	$20	33%	$15	$18	20%	$15

Financial Position ($ millions)	December 31, 2013	Change	December 31, 2012[1]
Cash, cash equivalents, and gold bullion
at market value	$384.6	(62%)	$1,020.6
at cost	$319.2	(64%)	$894.2
Total assets	$4,190.4	(21%)	$5,295.6
Long-term debt	$640.3	0%	$638.8
Available credit facilities	$750.0	0%	$750.0

1	Refer to note 4(b) of the consolidated financial statements.
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
3	Balances related to 2013 include Westwood pre-commercial production for the three months and year ended December 31, 2013 of 20,000 and 73,000 ounces, respectively.
4	The total cash costs computation does not include Westwood pre-commercial production for the three months and year ended December 31, 2013 of 20,000 and 73,000 ounces, respectively.
5	By-product credits are included in the calculation of total cash costs. Excluding these credits increases total cash costs – gold mines by $2 per ounce for the years ended December 31, 2013 and 2012 and $2 per ounce for the three months ended December 31, 2013 and 2012.
6	By-product credits are included in the calculation of all-in sustaining costs – gold mines. Refer to non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
7	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
8	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table on page 11.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

RESERVES AND RESOURCES

IAMGOLD’s Share	2013	Change	2012
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	10,127	(11%)	11,327
Total measured and indicated mineral resources[1,2]	23,408	4%	22,603
Total inferred resources	6,299	3%	6,093

Niobium (millions of kg Nb2O5 contained)
Proven and probable reserves[4,5,6]	1,707	(3%)	1,768
Measured and indicated resources[1,2,3,4,5]	2,653	3%	2,563
Inferred resources[6]	229	(13%)	263

Total Rare Earth Oxides (“TREO”) (millions of kg TREO contained)
Indicated resources[7]	8,730	0%	8,730
Inferred resources[7]	9,652	0%	9,652

1	Measured and indicated gold resources are inclusive of proven and probable reserves.
2	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations, but are deemed to have a reasonable prospect of economic extraction.
3	Measured and indicated niobium resources are inclusive of probable reserves.
4	Mineral reserves have been estimated based on a Technical Report (NI 43-101) prepared in December 2013, using a block caving scenario using $45 per kilogram of Niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.20% Nb2O5 per tonne (before recovery) under the block caving scenario.
5	There is a large volume of the material within the planned block caving that has a measured resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a probable classification has been applied to the reserve.
6	A small amount of inferred and unclassified mineral resource material will be mined from the block caving scenario and segregation of the material is not possible. For the purpose of estimating the mineral reserves, which by the Canadian Institute of Mining (“CIM”), Metallurgy and Petroleum definitions include diluting materials, tonnage of this inferred and unclassified material have been included. This material is considered to be mineralized dilution, which will be included in the mineral reserve estimate and within the production plan.
7	The indicated and inferred resources are presented on a contained basis (“in situ”) using a 0.5% TREO cutoff grade and unconstrained by whittle shell or mining design.

Assumptions used to determine reserves and resources are as follows:

	2013		2012
Weighted average gold price used for:
Gold reserves ($/oz)	1,357	[1]	1,263	[3]
Gold resources ($/oz)	1,540	[2]	1,584	[4]

Niobium:
Sale price ($/kg Nb)	45.00		45.00
Foreign exchange rate (C$/US$):	1.10		1.05

1	Mineral reserves have been estimated at December 31, 2013, using a gold price of $1,400 per ounce for the Westwood mine, Rosebel mine and Essakane mine, $1,100 per ounce for the Sadiola mine and $1,300 per ounce for the Mouska mine.
2	Mineral resources have been estimated at December 31, 2013, using a gold price of $1,300 per ounce for the Mouska mine with a foreign exchange rate of 1.10C$/U.S.$, $1,600 per ounce for the Sadiola mine, Yatela mine, Doyon mine and Côté Gold, and $1,500 per ounce for the Rosebel mine, Essakane mine and Boto project. A cut-off of 6 g/t Au over a minimum thickness of 2 metres was used for the Westwood mine.
3	Mineral reserves have been estimated at December 31, 2012 using a gold price of $1,400 per ounce for the Mouska mine, Doyon mine, Westwood mine and Essakane mine, $1,185 per ounce for the Sadiola mine, $1,300 per ounce for the Yatela mine and $1,200 per ounce for the Rosebel mine.
4	Mineral resources have been estimated at December 31, 2012, using a gold price of $1,600 per ounce for the Doyon mine, Mouska mine and Côté Gold with a foreign exchange rate of 1.05C$/U.S.$ and Essakane mine, $2,000 per ounce for the Sadiola mine, $1,400 per ounce for the Rosebel mine and Westwood mine and $1,300 per ounce for the Yatela mine. A cut-off of 6 g/t Au over a minimum thickness of 2 metres was used for the Westwood mine.

During 2013, reserves and resources changed as follows:

•

Total attributable proven and probable gold reserves decreased by 11% or 1.2 million ounces (net of depletion) to 10.1 million ounces of gold at the end of 2013 mainly due to mining parameter change reflecting harder rock operations at Rosebel (1.4 million ounces) and change in gold price assumptions used at Sadiola (0.7 million ounces), partially offset by positive drilling results at Essakane (0.8 million ounces). The weighted average gold price assumption used to determine mineral reserves as at December 31, 2013 was $1,357 per ounce compared to $1,263 per ounce as at December 31, 2012. The weighted average gold price assumption as at

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

December 31, 2012 was lower than what would be expected given that its calculation included a gold price assumption for Rosebel of $1,200, which was unchanged from December 31, 2011 since the mine’s reserves were in the process of being reviewed and updated as part of the feasibility study that was underway.

•	Total attributable measured and indicated gold resources (inclusive of reserves) increased by 4% or 0.8 million ounces at 23.4 million ounces of gold at the end of 2013 mainly due to resources addition from the Boto project (1.1 million ounces) and positive drilling results at Essakane (0.6 million ounces), partially offset by mining parameter change reflecting harder rock operations at Rosebel (0.3 million ounces) and change in gold price assumptions used at Sadiola (0.5 million ounces).

•	The niobium probable mineral reserves have decreased by 3% to 1,707 million kilograms of contained Nb2O5 based on the block caving scenario.

•	Niobium measured and indicated resources have increased by 3% to 2.7 billion kilograms of contained Nb2O5 compared to the prior year.

OUTLOOK

IAMGOLD Full Year Guidance	2014
Rosebel (000s oz)	330 - 350
Essakane (000s oz)	315 - 330
Doyon division[1] (000s oz)	100 - 120

Total owner-operated production (000s oz)	745 - 800
Joint ventures (000s oz)	90 - 100

Total attributable production (000s oz)	835 - 900

Total cash costs[2,3] - owner-operator ($/oz)	$790 - $830
Total cash costs - gold mines[4] ($/oz)	$825 - $875

All-in sustaining costs[2] - owner-operator ($/oz)	$1,100 - $1,200
All-in sustaining costs - gold mines[4] ($/oz)	$1,150 - $1,250
All-in sustaining costs - total[5] ($/oz)	$1,080 - $1,185

Niobec production (millions of kg Nb)	4.7 - 5.1
Niobec operating margin[2] ($/kg Nb)	$15 - $17

1	Doyon division production of 100,000 to 120,000 ounces includes Westwood pre-commercial production. Associated contribution will be recorded against its mining assets in the consolidated balance sheets.
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
3	The total cash costs computation does not include Westwood pre-commercial production.
4	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Westwood (after commencement of commercial production), Sadiola and Yatela on an attributable basis.
5	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis.

GOLD PRODUCTION AND CASH COSTS

IAMGOLD expects 2014 attributable gold production to be in the range of 835,000 to 900,000 ounces. This reflects the ramp-up in production at Westwood, post expansion ramp-up at Essakane and lower production at the joint venture operations as Yatela comes close to the end of its mine life. Production is expected to build throughout the year starting with a range of between 175,000 and 195,000 ounces in the first quarter. Total cash costs – gold mines for 2014 are expected to be within the range of $825 to $875 an ounce. This considers inflation and transition to harder ore at the Company’s mature mines. The growing proportion of harder ore at Rosebel and Essakane is expected to drive up stripping ratios and labour costs, and exert a greater demand on crushing and grinding capacity, which in turn increases energy consumption and the use of reagents.

ESSAKANE

The plant expansion at Essakane to accommodate an increasing proportion of hard rock was completed on time at the end of 2013 and is forecasted to come in under budget. The commissioning is expected to be complete by the end of the first quarter 2014. The Company expects production to increase by approximately 25% in 2014 as the new processing line will be processing higher grade hard rock. In 2013, ore grades were 10%-15% lower than the LOM average, mainly due to the processing of lower grade, softer ore stockpiled in prior years. The expected increase in grades in 2014 will help to mitigate the impact of the higher energy consumption required to treat harder ore. The Company is exploring opportunities to reduce the power costs, including connecting to the national power grid in Ouagadougou.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

DOYON DIVISION

The Westwood mine is expected to commence commercial production in the third quarter of 2014. The contribution from the gold produced in the first half of 2014 will be applied as a credit against mining assets in the consolidated balance sheet. This will lower net cash from operating activities and lower net cash used in investing activities.

Close to 80% of gold production in 2014 at the Doyon division is expected in the second half of the year. Mouska’s production will be limited in preparation for closure by the end of the first quarter 2014. As a result, production from the Doyon division will be marginal in the first half of 2014. The Company’s outlook for 2014 for the Doyon division is expected to range between 100,000 and 120,000 ounces, with a ramp-up of the Westwood mine to full capacity expected by the end of 2016.

NIOBIUM PRODUCTION AND OPERATING MARGIN

The Company expects to produce between 4.7 million and 5.1 million kilograms of niobium in 2014 at an operating margin1 of between $15 and $17 a kilogram.

EFFECTIVE TAX RATE

The effective tax rate in 2014 is expected to be about 50% compared to the adjusted effective tax rate of 38% in 2013. The higher rate is primarily attributable to certain costs in various jurisdictions that provide limited tax deductions and in times of shrinking margins have a greater impact on the effective tax rate than in the prior year.

CAPITAL EXPENDITURES OUTLOOK2

The Company is forecasting capital expenditures of $400 million ± 5% in 2014. This represents an approximate 40% reduction from 2013 mainly reflecting the completion of the Essakane expansion. The timing of capital spending related to the Niobec expansion will be tied to the completion of ongoing work to assess a phased development approach.

($ millions)	Sustaining	Development/ Expansion	Total
Owner-operator
Rosebel	$70	$30	$100
Essakane	80	25	105
Westwood	35	55	90

	185	110	295
Niobec	20	50	70
Côté Gold	—	15	15

Total owner-operator	205	175	380
Joint venture - Sadiola[3]	10	10	20

Total (±5%)	$215	$185	$400

Depreciation expense is expected to increase in 2014 compared to 2013 with the commencement of commercial production at the Westwood mine, higher amortization of capitalized stripping costs at Essakane, and the completion of the Essakane plant expansion. Depreciation expense is expected to be in the range of $225 million to $235 million.

The outlook is based on 2014 full year assumptions for average realized gold price of $1,300 per ounce, Canadian $/U.S.$ exchange rate of 1.05, U.S.$/€ exchange rate of 1.30 and average crude oil price of $95 per barrel.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2	Capitalized borrowing costs are not included.
3	Attributable capital expenditures of $20 million include sustaining capital expenditures and existing commitments related to the ordering of long lead items in 2012 for the Sadiola sulphide project.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

GOLD MARKET

The market price of gold, which is a variable outside of the Company’s control, is a significant driver of its financial performance. In 2013, the gold price continued to display considerable volatility with spot daily closings between $1,192 and $1,694 per ounce (2012: between $1,540 and $1,792 per ounce) from the London Bullion Market Association.

	Years ended December 31,
	2013	Change	2012
Average market gold price ($/oz)	$1,411	(15%)	$1,669
Average realized gold price[1] ($/oz)	$1,399	(16%)	$1,667
Closing market gold price ($/oz)	$1,205	(27%)	$1,658

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

As a result of the decline in the market price of gold, the Company’s assumptions of the short-term and long-term gold price were lowered in the fourth quarter 2013. This decrease was the primary factor resulting in the Company recording impairment charges. Refer the financial condition section of the MD&A for more information on impairments.

NIOBIUM MARKET

Niobec is one of three significant producers of ferroniobium in the world, with a market share of approximately 10% in 2013. The largest producer in the niobium market is a Brazilian producer whose dominant market position can impact market dynamics. Demand for niobium is largely tied to the steel industry. World steel production in 2013 was 3% higher than 2012 due to surging production in China. Niobium demand, however, was down slightly from the prior year due to the slowdown in steel demand in developed countries. The average realized sales price was marginally higher in 2013 when compared to the average realized sales price in the prior year.

Niobium is a scarce metal used mainly in the production of high strength, low alloy steel. In addition to strengthening the steel, it lightens the weight, enhances flexibility, improves durability and reduces costs. Steel containing niobium has many attractive properties, making it highly desirable for manufacturing automobiles, pipelines, cranes, bridges and other structures designed to handle large amounts of stress.

CURRENCY

The Company’s reporting and functional currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities and the corporate office cost base. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in 2013. The key currencies to which the Company is exposed are the Canadian dollar and the Euro.

	Years ended December 31,
	2013	2012
Average rates
Canadian $/U.S.$	1.0299	0.9993
U.S.$/€	1.3285	1.2858

Closing rates
Canadian $/U.S.$	1.0636	0.9949
U.S.$/€	1.3779	1.3185

In 2014, the Company will have Canadian dollar requirements due to the expenditures required for Westwood, the Côté Gold project and Niobec. In addition, the Company will continue to have Euro requirements due to capital and operating expenditures related to the Essakane mine in Burkina Faso. The Company hedges a portion of currency exposure through forward and option contracts to mitigate the impact of the volatility in the exchange rates of these currencies. In 2014, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies.

Refer to financial condition – market risks section for more information.

OIL PRICE

The Company’s operations and projects expect to consume approximately 1.5 million barrels of fuel in 2014. In 2013, the oil price displayed volatility with spot daily closings between $87 and $111 per barrel.

	Years ended December 31,
	2013	2012
Average market oil price ($/barrel)	$98	$94
Closing market oil price ($/barrel)	$98	$92

Refer to financial condition – market risks section for more information.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2014 production levels.

		Annualized impact on	Annualized impact on
		Total Cash Costs[1] -	All-in Sustaining Costs[1] -
	Change of	Gold Mines by $/oz	Gold Mines by $/oz
Gold price[2]	$100/oz	$5/oz	$5/oz
Oil price	$10/barrel	$14/oz	$14/oz
Canadian $/U.S.$	$0.10	$11/oz	$20/oz
U.S.$/€	$0.10	$11/oz	$12/oz

ANNUAL UPDATES

OPERATIONS

The table below presents the total ounces of gold sold and the average realized gold price per ounce.

	Gold Sales[3] (000s oz)		Average Realized Gold Price[1] ($/oz)
	Years ended December 31,		Years ended December 31,
	2013	2012	2013	2012
Owner-operator (100%)	671	751	$1,397	$1,667
Joint ventures[4]	113	130	$1,413	$1,666

Total	784	881	$1,399	$1,667

The table below presents the gold production attributable to the Company along with the weighted average total cash cost per ounce of production.

	Gold Production (000s oz)		Total Cash Costs[1,6] ($/oz)
	Years ended December 31,		Years ended December 31,
	2013	2012	2013	2012
Owner-operator
Rosebel (95%)	336	382	$718	$671
Essakane (90%)	250	315	753	603
Doyon division[5] (100%)	63	4	832	137

	649	701	743	637

Joint ventures
Sadiola (41%)	86	100	1,101	1,076
Yatela (40%)	27	29	1,243	1,337

	113	129	1,136	1,134

Total commercial operations	762	830	801	715

Doyon division[5] (100%)	73	—	—	—

	835	830	801	715

Cash costs[1], excluding royalties			729	624
Royalties			72	91

Total cash costs[6]			$801	$715

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2	Gold price sensitivities relates to royalty cost arrangements of the Company, which are included in total cash costs and all-in sustaining costs.
3	Attributable sales volume for the years ended December 31, 2013 and 2012 was 740,000 and 827,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.
4	Attributable sales of Sadiola (41%) and Yatela (40%).
5	In 2012, the Mouska mine, as planned, did not produce gold other than marginal gold derived from the mill clean-up process. In 2013, the Westwood mill began processing Mouska ore. While the ore from Mouska is commercial production, the ore from Westwood is at pre-commercial levels. Until Westwood achieves commercial production, the Westwood contribution from ounces sold will be netted against capital expenditures.
6	The total cash costs computation does not include Westwood pre-commercial production for the year ended December 31, 2013 of 73,000 ounces.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

	All-in Sustaining Costs[1] ($/oz)
	Years ended December 31,
	2013	2012
Owner-operator
Rosebel (95%)	$1,063	$884
Essakane (90%)	1,177	937
Doyon division ion (100%)	889	1,059

All-in sustaining costs - owner-operator	1,174	998

Joint ventures
Sadiola (41%)	1,476	1,300
Yatela (40%)	1,789	1,849

All-in sustaining costs - gold mines[2]	1,232	1,064
Niobium contribution[3]	(79)	(10)

All-in sustaining costs - total[4]	$1,153	$1,054

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
3	Niobium contribution consists of Niobec mine’s operating margin and sustaining capital on a per gold ounce sold basis.
4	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

CAPITAL EXPENDITURES1

Ended December 31, 2013	Three months			Year
($ millions)	Sustaining	Development/ Expansion	Total	Sustaining	Development/ Expansion	Total
Gold segments
Rosebel[2]	$34.0	$2.1	$36.1	$115.6	$18.0	$133.6
Essakane[2]	26.4	30.0	56.4	114.9	171.0	285.9
Westwood	—	15.4	15.4	—	118.1	118.1

Total gold segments	60.4	47.5	107.9	230.5	307.1	537.6
Niobec	5.8	9.7	15.5	30.8	44.1	74.9
Corporate and other	1.2	—	1.2	4.9	—	4.9

Total capital expenditures, consolidated	67.4	57.2	124.6	266.2	351.2	617.4
Joint ventures[3]	3.3	3.5	6.8	33.1	18.1	51.2

	$70.7	$60.7	$131.4	$299.3	$369.3	$668.6

1	Capitalized borrowing costs are not included.
2	On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures are $32.3 million and $23.8 million, respectively, for the three months ended December 31, 2013 and $109.8 million and $103.4 million, respectively, for the year ended December 31, 2013.
3	Attributable capital expenditures of Sadiola (41%) and Yatela (40%).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Years ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	13,508	(4%)	14,084
Total operating material mined[1] (000s t)	48,711	(12%)	55,165
Capital waste mined (000s t)	12,615	532%	1,996
Strip ratio[2]	3.5	13%	3.1
Ore milled (000s t)	12,349	(4%)	12,817
Head grade (g/t)	0.94	(8%)	1.02
Recovery (%)	95	(1%)	96
Gold production - 100% (000s oz)	354	(12%)	402
Attributable gold production - 95% (000s oz)	336	(12%)	382
Gold sales - 100% (000s oz)	342	(13%)	393

Performance measures
Average realized gold price[3] ($/oz)	$1,400	(16%)	$1,666
All-in sustaining costs[3] ($/oz)	$1,063	20%	$884
Cash costs[3] excluding royalties ($/oz)	$639	11%	$576
Royalties ($/oz)	$79	(17%)	$95
Total cash costs[3] ($/oz)	$718	7%	$671

1	Total operating material mined includes ore mined and expensed waste material mined and excludes capital waste mined.
2	Strip ratio is calculated as capital waste and expensed waste material mined divided by ore mined.
3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Gold production for 2013 was 12% lower than the prior year primarily as a result of the impact of lower grades and pit sequencing. Total mine production increased 7% from the prior year as the expanded mining fleet was put into production. Gold sales were lower compared to the prior year due to lower grades and timing differences between production and sales in 2013.

Total cash costs per ounce produced were 7% higher compared to the prior year. The increase in total cash costs was mainly due to increased labour costs, higher fuel costs from longer hauls and higher consumables, partially offset by lower realized power rates resulting from updated contract parameters. All-in sustaining costs per ounce sold during the current year were 20% higher compared to the prior year mainly due to higher cash costs and sustaining capital expenditure spend, as well as the lower sales volume. Sustaining capital expenditures for 2013 were $115.6 million, an increase of $43.7 million from the prior year primarily due to higher spending on mining equipment and capitalized stripping partially offset by lower resource development expenditures.

During 2013, sustaining capital expenditures of $115.6 million included mining equipment ($31.9 million), pit optimization ($5.6 million), tailings dam expansion ($6.9 million), capitalized stripping costs ($28.9 million), resource development ($11.7 million), capital spares ($13.8 million), mill optimization ($4.9 million) and various other sustaining capital ($11.9 million).

Outlook

Rosebel’s attributable production in 2014 is expected to be between 330,000 and 350,000 ounces. The mine is expected to process more hard and transitional rock at lower recovery rates compared to 2013. Capital expenditures are expected to be approximately $100.0 million, which include sustaining capital of $70.0 million and expansion capital of $30.0 million. Sustaining capital includes mine equipment and other capital expenditures to sustain the operation ($40.0 million), tailings dam construction ($15.0 million) and capitalized stripping ($15.0 million). The expansion capital includes the tailings dam expansion ($15.0 million) and the construction of a solar plant ($12.0 - 14.0 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Burkina Faso – Essakane Mine (IAMGOLD interest — 90%)

Summarized Results 100% Basis, unless otherwise stated

	Years ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	11,869	24%	9,562
Total operating material mined[1] (000s t)	13,031	11%	11,739
Capital waste mined (000s t)	32,101	30%	24,614
Strip ratio[2]	2.8	0%	2.8
Ore milled (000s t)	10,613	(1%)	10,762
Head grade (g/t)	0.89	(19%)	1.10
Recovery (%)	92	0%	92
Gold production - 100% (000s oz)	277	(21%)	350
Attributable gold production - 90% (000s oz)	250	(21%)	315
Gold sales - 100% (000s oz)	270	(23%)	351

Performance measures
Average realized gold price[3] ($/oz)	$1,408	(16%)	$1,668
All-in sustaining costs[3] ($/oz)	$1,177	26%	$937
Cash costs[3] excluding royalties ($/oz)	$687	32%	$520
Royalties ($/oz)	$66	(20%)	$83
Total cash costs[3] ($/oz)	$753	25%	$603

1	Total operating material mined includes ore mined and expensed waste material mined and excludes capital waste mined.
2	Strip ratio is calculated as capital waste and expensed waste material mined divided by ore mined.
3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Gold production for 2013 was 21% lower than the prior year as a result of lower grades. During 2013, stripping activities continued as part of Phase 2 of the push-back of the main pit.

Total cash costs per ounce produced during 2013 were 25% higher compared to the prior year mainly due to the impact of lower grades, higher energy prices and consumption and upward pressure on consumable prices. All-in sustaining costs per ounce sold during the current year were 26% higher compared to the prior year mainly due to higher total cash costs and sustaining capital expenditures. Sustaining capital expenditures for 2013 were $114.9 million, an increase of $4.9 million from the prior year. The increase is primarily due to higher capitalized stripping partially offset by lower spending on mining equipment and resource development.

During 2013, sustaining capital expenditures of $114.9 million included capitalized stripping costs ($78.6 million), resource development ($8.3 million), mining equipment ($17.9 million) and various other sustaining capital expenditures ($10.1 million).

Outlook

Essakane’s attributable production in 2014 is expected to be between 315,000 and 330,000 ounces. With completion of the expansion at the end of 2013 and commissioning expected to be complete by the end of the first quarter 2014, the site is expected to ramp-up production and process more hard and transitional rock in the second half of the year. Capital expenditures are expected to be approximately $105.0 million in total, which includes sustaining capital of $80.0 million, and expansion capital of $25.0 million. Sustaining capital includes capitalized stripping ($55.0 million), mine equipment and other capital expenditures to sustain the operations ($25.0 million). Expansion capital includes the river diversion project ($10.0 million) and the remaining plant expansion expenditures ($15.0 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

	Years ended December 31,
	2013	Change	2012
Mouska operating statistics
Ore mined (000s t)	76	7%	71
Ore milled (000s t)	150	100%	—
Head grade (g/t)	14.39	100%	—
Recovery (%)	92	100%	—
Gold production - 100% (000s oz)	63	1,475%	4
Gold sales - 100% (000s oz)	59	743%	7

Mouska performance measures
Average realized gold price[1] ($/oz)	$1,330	(21%)	$1,678
All-in sustaining costs[1] ($/oz)	$889	(16%)	$1,059
Cash costs[1] excluding royalties ($/oz)	$802	702%	$100
Royalties ($/oz)	$30	(19%)	$37
Total cash costs[1] ($/oz)	$832	507%	$137

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Ore from the Mouska mine was processed in batches throughout the year to deplete the remaining ore stockpiles. Gold production and sales increased compared to the prior year as a result of limited gold production in 2012 as the only ounces produced in 2012 were from the mill clean-up process. Total cash costs of $832 per ounce and all-in sustaining costs of $889 per ounce were not comparable to the prior year, when ore was being stockpiled during the refurbishment of the mill.

	Years ended December 31,
	2013	Change	2012
Westwood operating statistics
Ore mined (000s t)	233	171%	86
Ore milled (000s t)	326	100%	—
Head grade (g/t)	7.45	100%	—
Recovery (%)	94	100%	—
Pre-commercial gold production - 100% (000s oz)	73	100%	—
Pre-commercial gold sales - 100% (000s oz)	66	100%	—

Pre-commercial gold production from the Westwood mine was 73,000 ounces during 2013. The resulting sales of 66,000 ounces and the related costs were netted against capital expenditures. Ore mined at Westwood increased from the prior year as ore was being stockpiled during the construction phase. There was no milling activity in the prior year as a result of the refurbishment of the mill. Performance measures for the Westwood mine are not presented as it is not yet in commercial production.

Outlook

Close to 80% of gold production in 2014 at the Doyon division is expected in the second half of the year. As a result, production from the Doyon division will be marginal in the first half of 2014 as Mouska`s production will be limited in preparation for closure by the end of the first quarter 2014. The Company’s production outlook for 2014 for the Doyon division is expected to range between 100,000 and 120,000 ounces, with a ramp-up of the Westwood mine to full capacity by the end of 2016.

Capital expenditures at Westwood are expected to be approximately $90.0 million. Sustaining capital ($35.0 million) includes expenditures after the commencement of commercial production. Development capital ($55.0 million) relates to underground development, pre-commercial production costs and underground equipment primarily in the first half of 2014. Until the Westwood mine achieves commercial production, the contribution from the gold sold will be applied as a credit against capital expenditures.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Years ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	925	(20%)	1,155
Total operating material mined[1] (000s t)	8,257	(15%)	9,703
Capital waste mined (000s t)	5,087	45%	3,506
Strip ratio[2]	13.4	29%	10.4
Ore milled (000s t)	1,991	5%	1,902
Head grade (g/t)	1.38	(23%)	1.80
Recovery (%)	91	2%	89
Attributable gold production - (000s oz)	86	(14%)	100
Attributable gold sales - (000s oz)	86	(15%)	101

Performance measures
Average realized gold price[3] ($/oz)	$1,404	(16%)	$1,664
All-in sustaining costs[3] ($/oz)	$1,476	14%	$1,300
Cash costs[3] excluding royalties ($/oz)	$1,017	4%	$975
Royalties ($/oz)	$84	(17%)	$101
Total cash costs[3] ($/oz)	$1,101	2%	$1,076

1	Total operating material mined includes ore mined and expensed waste material mined and excludes capital waste mined.
2	Strip ratio is calculated as capital waste and expensed waste material mined divided by ore mined.
3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Attributable gold production for 2013 was 14% lower compared to the prior year, driven by lower grades and partially offset by higher throughput and recoveries.

Total cash costs per ounce produced were 2% higher compared to the prior year, mainly as a result of lower production. Royalties were lower as a result of lower average realized gold prices. All-in sustaining costs per ounce sold were 14% higher compared to the prior year mainly due to higher cash costs and sustaining capital expenditure spend.

During 2013, attributable sustaining capital expenditures were $30.1 million and consisted of spending on capitalized stripping ($22.1 million) and various other sustaining capital ($8.0 million).

Outlook

Attributable capital expenditures of $20.0 million include sustaining capital expenditures and existing commitments related to the ordering of long lead items in 2012 for the Sadiola sulphide project.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results 40% Basis

	Years ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	133	(79%)	639
Total operating material mined[1] (000s t)	3,469	(58%)	8,277
Strip ratio[2]	25.1	109%	12.0
Ore milled (000s t)	1,026	(6%)	1,090
Head grade (g/t)	0.93	(14%)	1.08
Attributable gold stacked (000s oz)	31	(11%)	35
Attributable gold production (000s oz)	27	(7%)	29
Attributable gold sales (000s oz)	27	(7%)	29

Performance measures
Average realized gold price[3] ($/oz)	$1,439	(14%)	$1,676
All-in sustaining costs[3] ($/oz)	$1,789	(3%)	$1,849
Cash costs[3] excluding royalties ($/oz)	$1,156	(7%)	$1,238
Royalties ($/oz)	$87	(12%)	$99
Total cash costs[3] ($/oz)	$1,243	(7%)	$1,337

1	Total operating material mined includes ore mined and expensed waste material mined.
2	Strip ratio is calculated as expensed waste material mined divided by ore mined.
3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Mining activities were suspended at Yatela on September 30, 2013. The decision to halt mining activities at Yatela was the result of a combination of factors including miner safety in the pit, the drop in gold price and rising costs. However, the processing of the ore previously mined will continue until the end of 2016.

Attributable gold production for 2013 was 7% lower than the prior year. Total operating material mined was 58% lower than the prior year as the mine reached the end of life earlier than anticipated.

Total cash costs per ounce produced in 2013 were 7% lower compared to the prior year due to lower contractor costs and the impact of impairments on inventories, which have reduced the cost of gold produced. The 12% decrease in royalties reflected the lower average realized gold prices. All-in sustaining costs per ounce sold were 3% lower compared to the prior year mainly due to lower cash costs as noted above, partially offset by the inclusion of the inventory write-down, which is excluded from total cash costs.

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

	Years ended December 31,
	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	2,381	10%	2,155
Ore milled (000s t)	2,348	7%	2,195
Grade (% Nb205 )	0.56	2%	0.55
Niobium production (millions of kg Nb)	5.3	13%	4.7
Niobium sales (millions of kg Nb)	4.9	4%	4.7
Operating margin[1] ($/kg Nb)	$18	20%	$15

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Niobium production in 2013 was a record 5.3 million kilograms and was 13% higher than the prior year as a result of higher throughput and improved recoveries. Throughput was higher as a result of the successful completion of the mill optimization efforts.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Niobium revenues in 2013 were higher than the prior year period primarily due to higher sales volume. The operating margin in 2013 was 20% higher compared to the prior year as a result of decreased costs due to improved operational efficiencies.

During 2013, sustaining capital expenditures were $30.8 million, which included underground development ($12.1 million), mill equipment ($5.8 million), spare parts ($2.0 million), tailings construction ($1.8 million), mobile equipment ($1.6 million) and other sustaining capital ($7.5 million).

Outlook

The Niobec mine’s production for 2014 is expected to be between 4.7 million kilograms and 5.1 million kilograms with an operating margin ranging between $15 and $17 per kilogram. Capital expenditures are expected to be $70.0 million, which include sustaining capital of $20.0 million and development capital of $50.0 million. Sustaining capital includes mobile and underground equipment ($11.0 million) and other capital expenditures to sustain the operation ($9.0 million). The expansion capital includes the work on the feasibility study, permitting and mine development.

DEVELOPMENT AND EXPANSION PROJECTS

	Years ended December 31,
($ millions)	2013	2012
Rosebel	$18 .0	$—
Essakane	171.0	144.4
Westwood	118.1	179.4
Niobec	44.1	9.6
Other	—	1.6

	351.2	335.0
Joint venture - expansion - Sadiola sulphide project (41%)	18.1	30.0

Capitalized Development and Expansion Expenditures	$369.3	$365.0

ROSEBEL EXPANSION

On January 21, 2014, we announced that the full expansion of Rosebel has been deferred until 2015-2016. The feasibility study related to this expansion will be published at a later time when we can capture any material changes in assumptions such as price, costs, grade or rock hardness that occur between now and the start of the expansion.

On August 7, 2013, the Company announced that it had reached an agreement with the Government of Suriname to reduce power rates at Rosebel, supporting the transition of the operations to process harder rock. The agreement lowers power costs for the current operations, and future expansions. This agreement complements the joint venture agreement with the Government of Suriname approved by the country’s National Assembly on April 13, 2013. In accordance with the joint venture agreement, the Government of Suriname, by participating in cost sharing, will acquire a 30% interest in the joint venture, which excludes the existing Rosebel concession. The joint venture agreement separately provides for a power rate of 0.11 per kilowatt hour for mill material originating from the joint venture area surrounding the current operation, and sets the stage for the future production of potentially higher grade, softer rock. With respect to the joint venture agreement, the Company is working to acquire additional properties and to further delineate the surrounding resources.

ESSAKANE EXPANSION

The plant expansion construction at Essakane, to accommodate a substantial increase of hard rock, was complete on time at the end of 2013 and is forecasted to come in under budget. Plant commissioning is expected to be complete by the end of the first quarter 2014. The Company expects this expansion to yield an increase in production levels in 2014. As expected, ore grades in 2013 have been between 10% and 15% lower than the LOM average, mainly due to the processing of lower grade, softer ore stockpiled in prior years. Higher grades are expected in 2014 as the percentage of hard rock mined increases. The higher grades will help to mitigate the impact of the higher energy consumption required to treat harder ore. The Company is exploring opportunities to reduce its power costs, including connecting to the national power grid in Ouagadougou.

NIOBEC EXPANSION

Based on the prefeasibility study completed in early 2012 for Niobec, the Company proceeded with a feasibility study using the block caving mining method. The Company is exploring multiple scenarios as part of this feasibility study, including a staged development approach. The Company continues to move forward with permitting and is reviewing the development timeline. Niobec is a stable business that generates a predictable stream of cash flow.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

JOINT VENTURE – SADIOLA SULPHIDE PROJECT

With the exception of commitments made in 2012 related to long lead items, the Company does not intend to proceed with this project without a partner to jointly fund the project.

WESTWOOD UNDERGROUND ACTIVITIES

In 2013, underground development work totaled approximately 12,900 metres of lateral and vertical development and approximately 80,400 metres of underground diamond drilling.

In 2014, underground development work is planned to be approximately 24,700 metres of lateral and vertical development.

EXPLORATION

IAMGOLD was active at brownfield and greenfield exploration projects in eight countries located in West Africa and North and South America.

In 2013, expenditures for exploration and project studies totaled $93.6 million, of which $69.2 million was expensed and $24.4 million was capitalized. The decrease of $53.6 million in total exploration expenditures compared to the prior year reflects a smaller planned exploration program primarily due to program cutbacks as part of the cost reduction program, which targeted a $40 million reduction in exploration expenditures. Drilling activities on projects and mine sites totaled approximately 320,600 metres for the year.

	Years ended December 31,
($ millions)	2013	Change	2012
Exploration projects - greenfield	$28.2	(41%)	$47.9
Exploration projects - brownfield[1]	41.2	(39%)	67.0

	69.4	(40%)	114.9
Côté Gold project	23.3	5%	22.1
Other scoping and pre-feasibility studies	0.9	(91%)	10.2

	$93.6	(36%)	$147.2

1	Exploration projects - brownfield excludes expenditures related to joint ventures of $2.3 million and $5.1 million in 2013 and 2012, respectively.

OUTLOOK – 2014

In 2014, with planned spending of $87.7 million, the greenfield and brownfield exploration programs and project studies. The greenfield and brownfield exploration programs will continue focusing on discovering “new ounces”. Project studies of $19.3 million are planned at Côté Gold, Ontario, Canada and Boto Gold project, Senegal.

The following table represents the current outlook for exploration expenditures for 2014:

($ millions)	Capitalized	Expensed	Total
Exploration projects - greenfield	$0.2	$38.2	$38.4
Exploration projects - brownfield[1]	18.4	11.6	30.0

	18.6	49.8	68.4

Côté Gold project	15.0	—	15.0
Other scoping and pre-feasibility studies	—	4.3	4.3

	15.0	4.3	19.3

	$33.6	$54.1	$87.7

1	Exploration projects - brownfield excludes planned expenditures related to Sadiola of $1.2 million.

The outlook for 2014 is lower by $5.9 million compared to the 2013 full year exploration spend due to reduced exploration activities in West Africa. This is partially offset by increased programs in Brazil and Colombia, as well as a re-allocation of specific mine site operational activities previously included in the exploration budget now allocated to the site operational budgets. The 2014 resource development plan includes approximately 337,000 metres of reverse circulation and diamond drilling.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

CÔTÉ GOLD PROJECT, ONTARIO, CANADA

On January 22, 2013, the Company announced an updated NI 43-101 compliant resource estimate for the Côté Gold deposit in Ontario comprising indicated resources of 269 million tonnes, averaging 0.88 grams of gold per tonne for 7.61 million ounces and inferred resources of 44 million tonnes, averaging 0.74 grams of gold per tonne for 1.04 million ounces. The updated resource estimate, based on a cut-off grade of 0.30 grams of gold per tonne, represents a 114% increase in indicated resources in comparison to the previous estimate announced October 4, 2012.

Over 23,600 metres of resource development diamond drilling were completed on the Côté Gold project in 2013 with the primary objective to complete infill drilling in the central part of the Côté Gold deposit where access is better facilitated under winter freeze conditions. The campaign was concluded during the second quarter 2013 and results are being used to complete an updated resource estimate in support of the ongoing prefeasibility work. An additional 1,185 metres of diamond drilling was carried out during the third quarter 2013 to provide representative material for ongoing metallurgical test work. Exploration activities continued with the objective to expand the limits of the Côté Gold deposit and evaluate priority targets elsewhere within the 516 square kilometre exploration property. Regional exploration diamond drilling totaling over 2,100 metres was completed mainly during the fourth quarter 2013. Results will be evaluated once received and validated.

Activities directed towards the federal and provincial permitting processes continued during the fourth quarter 2013, with the goal of completing a coordinated Environmental Assessment (“EA”). The proposed terms of reference were submitted in July 2013 and were approved in January 2014. The EA process is expected to go into the first quarter of 2015.

In 2014, work on a feasibility study will start and is anticipated to be completed by the first quarter 2016. Côté Gold is an attractive long-term asset that will strengthen the Company’s production pipeline.

BROWNFIELD EXPLORATION PROJECTS

IAMGOLD mine and regional exploration teams continued to conduct brownfield exploration and resource development work during 2013 at Essakane, Rosebel, Westwood and Niobec.

ESSAKANE, BURKINA FASO

Approximately 80,100 metres of diamond and reverse circulation drilling were completed during the year on the mine lease and surrounding exploration concessions. From this total, over 43,000 metres of resource delineation and development drilling were carried out to upgrade existing inferred resource areas within the Essakane Main Zone (“EMZ”) at depth, within or slightly below the feasibility study expansion pit design. Positive drill results were returned from argillite-hosted mineralization at depth on the EMZ. This mineralization will constitute the main target for the 2014 resource development drilling program. Elsewhere on the mine lease, potential extensions of the EMZ to the north beyond the current LOM pit were tested and results are pending. An oxide target which may represent a potential southern extension of the deposit was drill tested but continuity of mineralization could not be sufficiently established. Infill drilling was also completed at Falagountou during the year on the central portion of the deposit. A revised interpretation incorporating the new results indicated a reduced thickness of saprolite material in comparison to prior models. Updated resource models integrating all new drill results have been completed for inclusion in the Company’s annual year-end resource and reserve statement.

On the exploration concessions, follow-up drilling campaigns were completed during the year at the Sokadie and Tassiri prospects as well as regional aircore drilling programs designed to identify potential oxide targets. Integration and interpretation of results is in progress. To date, two priority oxide targets have been identified for which further exploration is planned in 2014.

ROSEBEL, SURINAME

Over 68,400 metres of diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions during the year, including approximately 54,000 metres focused on resource drilling and more than 9,100 metres directed towards geotechnical and condemnation drilling programs. A primary goal of the program was to increase the near-surface oxide and transitional rock resource inventories. Resource drilling has also improved confidence levels in the existing resource inventory and targeted resource expansions at the Koolhoven, Royal Hill, Roma, Pay Caro and East Pay Caro, J-Zone, Mayo, and Rosebel deposits. Initial results at Rosebel and on potential eastern extensions of the deposit are encouraging. Results have been incorporated to update resource and reserve estimates for inclusion in the Company’s annual year-end resource and reserve statement.

Geological mapping and geochemical sampling programs continued elsewhere on the property, including a mechanical auger drilling program over domains of thick alluvial material that cover projected extensions of the Rosebel district mineralized trends. The results of exploration drilling conducted over several priority targets located on the mining concession are being assessed.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

WESTWOOD, QUEBEC, CANADA

Approximately 80,400 metres of underground diamond drilling were completed at the Westwood project in 2013, with over 19,300 metres drilled during the fourth quarter 2013. The drilling program focused on the upgrade of existing inferred mineral resources to an indicated classification. Exploration activities planned for the second half of 2013, which had been designed to test potential resource expansion areas below level 132, were deferred as part of the announced exploration budget reductions. As part of ongoing development work, the exploration ramp and underground drifts were extended by nearly 11.3 kilometres in 2013 to improve underground access for future definition drilling in the upper parts of the deposit.

NIOBEC, QUEBEC, CANADA

More than 14,800 metres of underground diamond drilling were completed as part of the expansion program with the objective to expand and increase the quality of the resources and support a five-year transition strategy towards the planned expansion of the operation. Results were as expected. In addition, over 6,900 metres of surface exploration and condemnation drilling were completed to acquire geological and geotechnical information to assist in the design of planned mine development and surface infrastructure. The drilling programs ended in late August and results have been incorporated in the Company’s annual year-end resource and reserve statement. Metallurgical test work was carried out continuously during the year to confirm estimated recoveries as part of the resource estimation process.

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and brownfield exploration programs described above, the Company was active on some 10 early to advanced stage greenfield exploration projects during 2013. Highlights include:

BOTO, SENEGAL

On July 29, 2013, the Company announced the first National Instrument 43-101 compliant mineral resource estimate for its wholly owned Boto Gold project in eastern Senegal. The resource estimate, based on a cut-off grade of 0.6 grams of gold per tonne and a long-term gold price of $1,500 per ounce, incorporates assay results from 423 diamond and reverse circulation drill holes totaling 56,832 metres. The estimate comprises an indicated resource of 22 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and an inferred resource of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces. A significant portion of the estimate is derived from the newly discovered Malikoundi deposit which overall displays higher grades than most of the previously discovered zones. The effective date of this resource estimate is April 19, 2013.

During 2013, a total of 13,000 metres of diamond drilling were completed on the Boto Gold project. Assay results from the initial 3,600 metres were incorporated into the historical drillhole database to support the abovementioned mineral resource estimate. Subsequent drilling aimed to extend the potential limits of the Malikoundi deposit which remains open at depth and along strike to the north. The Company plans to advance the project towards the commissioning of a scoping study in 2014, and further resource updates will be completed as merited.

PITANGUI, BRAZIL

Approximately 16,700 metres of diamond drilling were completed during the year to further explore the newly discovered Banded Iron Formation hosted gold mineralization on the Company’s wholly owned Pitangui property in Brazil. Of this total, over 14,300 metres were drilled at the São Sebastião prospect where a continuous zone of gold mineralization has been traced for 1,400 metres along strike. Results of this drilling program were used to constrain geological and mineralization models, and together with encouraging preliminary metallurgical test work results, will form the basis of a mineral resource estimate that was nearing completion at the end of the year. The results of the mineral resource estimate will be used to optimize the 2014 exploration campaign at the prospect, while further geophysical and soil geochemical sampling surveys are planned to identify potential new gold mineralized systems on the property.

ANCAL JOINT VENTURE, COLOMBIA

The 2013 exploration program at the Ancal project (IAMGOLD – Tolima Gold option joint venture) comprised geological mapping, rock and soil geochemical sampling over the entire property, together with Induced Polarization geophysical surveys in select areas to evaluate the potential for porphyry style mineralization. More than 2,100 metres of diamond drilling was completed over the Payuco target area during the fourth quarter 2013. Assay results are pending.

NEW PROJECTS, QUEBEC & COLOMBIA

In alignment with the Company’s strategic mandate to maintain a robust exploration portfolio, separate option to joint venture agreements were finalized with TomaGold Corporation (“TomaGold”) and Solvista Gold Corporation (“Solvista”) respectively during the fourth quarter 2013. Under the terms of the TomaGold agreement, the Company may earn a 50% interest in each of TomaGold’s Monster Lake, Winchester and Lac à l’eau jaune properties in northwestern Quebec by completing scheduled cash payments and exploration expenditures totaling $17.6 million over five years effective November 11, 2013. In the Solvista agreement, IAMGOLD can earn an initial 51% interest in Solvista’s Caramanta Project, located in Colombia’s Mid-Cauca Belt, by investing a total of $18.0 million in qualifying expenditures, including $0.9 million of cash payments, over a maximum five year period commencing December 15, 2013, and can earn an additional 19% interest in the project, for a total 70% interest, by investing a further $18.0 million in qualifying expenditures over an additional three year period. Exploration programs are planned for both projects in 2014.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

QUARTERLY FINANCIAL REVIEW

($ millions, except where noted)	2013				2012[1]
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$247.2	$293.5	$301.1	$305.3	$398.6	$336.2	$364.5	$354.1

Net earnings (losses)	$(880.1)	$27.5	$(25.3)	$17.3	$94.6	$86.7	$60.9	$129.0
Net earnings (losses) attributable to equity holders of IAMGOLD	$(840.3)	$25.3	$(28.4)	$10.9	$84.6	$78.0	$52.9	$119.2

Basic earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$(2.23)	$0.07	$(0.08)	$0.03	$0.22	$0.21	$0.14	$0.32
Diluted earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$(2.23)	$0.07	$(0.08)	$0.03	$0.22	$0.21	$0.14	$0.32

1	Refer to note 4(b) of the consolidated financial statements.

FINANCIAL CONDITION

IMPAIRMENT

The Company performs impairment testing for goodwill on an annual basis as at December 31. In addition, the Company identified the decline in the short-term and long-term gold price assumptions used in the most recent LOM plans as the main indicator of a potential impairment. As a result of the identification of these indicators, the Company performed an impairment assessment to determine the recoverable amount of each cash-generating unit (“CGU”). The assessment indicated that the carrying amounts of certain CGUs exceed the recoverable amounts. Accordingly, the Company recognized after-tax impairment charges of $772.8 million. The Company has no remaining goodwill after the charges.

The Company used an estimated gold price of $1,250 per ounce for 2014 and $1,300 per ounce for 2015 and beyond based on observable market data including spot price and industry analyst consensus. For the 2012 assessment, the Company used a gold price of $1,800 per ounce for 2013, an average of $1,625 per ounce for 2014 through 2016, and $1,400 per ounce for 2017 and beyond.

The after-tax impairment charges were allocated to the CGUs as follows:

($ millions)	Goodwill	Mining Assets
Suriname	$168.4	$122.2
Essakane	—	335.1
Doyon division[1]	88.3	58.8

	$256.7	$516.1

1	The Doyon division CGU consists of Doyon, Mouska and Westwood mines.

LIQUIDITY, CAPITAL RESOURCES AND INVESTMENTS

The Company at December 31, 2013 had $384.6 million in cash, cash equivalents and gold bullion at market value.

Gold Bullion		December 31, 2013	December 31, 2012
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($millions)	$96.9	$96.9
Spot price for gold, end of the year	($/oz)	$1,205	$1,658
Market value, end of the year	($millions)	$162.3	$223.3

Working capital1 as at December 31, 2013 was $521.3 million, down $507.3 million compared to December 31, 2012 due to lower current assets ($627.2 million), partially offset by lower current liabilities ($119.9 million).

1	Working capital is defined as current assets less current liabilities and excludes non-current stockpiles.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

Current assets were down compared to December 31, 2012 mainly due to less cash and cash equivalents of $575.0 million resulting from capital expenditures spent on mining assets ($636.9 million), the payment of dividends ($102.4 million), loans provided to related parties net of repayments ($47.7 million) and interest paid ($28.3 million), partially offset by cash generated from operating activities ($246.3 million).

Working Capital				December 31, 2013	December 31, 2012[3]
Working capital[1]	($	millions	)	$521.3	$1,028.6
Current working capital ratio[2]				3.4	4.1

1	Working capital is defined as current assets less current liabilities and excludes non-current stockpiles.
2	Current working capital ratio is defined as current assets divided by current liabilities.
3	Refer to note 4(b) of the consolidated financial statements.

As at December 31, 2013, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. At December 31, 2013, the Company has committed $65.1 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations.

On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities up to $1.0 billion. This renewal has a life of 25 months and may be utilized to fund on-going operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The renewal is subject to compliance with the covenants of the unsecured revolving credit facilities. The issuance of securities in the public markets or to private investors for liquidity enhancement on acceptable terms, could be affected by many factors, including but not limited to general market conditions and then prevailing metals prices.

CONTRACTUAL OBLIGATIONS

Contractual obligations at December 31, 2013 were $1,116.4 million and included contractual cash flows on senior unsecured notes and capital. These obligations will be met through available cash resources and net cash from operating activities.

Contractual obligation and undiscounted future payments for the asset retirement obligations are presented in tabular form below.

	Payments due by period
		Less than
At December 31, 2013	Total	1 Year	2-3 Years	4-5 years	Thereafter
Long-term debt	$957.3	$43.9	$87.8	$87.8	$737.8
Purchase obligations	66.4	56.5	7.6	2.3	—
Capital expenditures obligations	32.3	28.3	4.0	—	—
Leases	60.4	37.5	22.9	—	—

Total contractual obligations	$1,116.4	$166.2	$122.3	$90.1	$737.8
As set retirement obligations	283.3	10.0	3.9	8.6	260.8

	$1,399.7	$176.2	$126.2	$98.7	$998.6

The Company holds hedging contracts that are included in the summary of outstanding derivative contracts in the market risk section.

MARKETABLE SECURITIES

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value. During 2013, the Company reviewed its marketable securities for objective evidence of impairment and determined that impairment charges of $29.1 million were required. Of the total, charges of $14.3 million were transferred from other comprehensive income to interest income and derivatives and other investment gains (losses) in the consolidated financial statements.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Associates (Galane Gold Ltd. and INV Metals Inc.) and joint ventures (Sadiola and Yatela) are included in the consolidated balance sheets as investments in associates and joint ventures. The Company’s share of earnings (losses) from associates and joint ventures are included in the consolidated statement of earnings as share of net earnings (losses) from investments in associates and joint ventures (net of income taxes).

During 2013, the Company reviewed its investments in associates for objective evidence of impairment and determined that impairment charges were required for its investments in INV Metals Inc. of $19.7 million and Galane Gold Ltd. of $20.3 million as a result of the significant decrease in the market value of the shares. The Company has no ability to control these investments, therefore, the Company is not permitted to utilize an alternate valuation method.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

For investments in joint ventures, if the Company is made aware of significant events or transactions that were not reflected in the Company’s share of earnings (losses) from its joint ventures, adjustments are made to the consolidated financial statements. In the fourth quarter 2013, the Company’s investment in Sadiola, a joint venture, was reduced by $62.3 million reflecting the write-off of capitalized stripping due to changes in the mine plan and non-current ore stockpiles reduced to net realizable value.

MARKET RISKS

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

SUMMARY OF OUTSTANDING DERIVATIVE CONTRACTS

In 2013, the Company had entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, oil and aluminum.

At December 31, 2013, the Company’s outstanding derivative contracts were as follows:

Contracts	2014	2015
Foreign Currency
Canadian dollar contracts (millions of C$)	305.2	—
Contract rate range (C$/$)	1.0200 - 1.0975	—
Hedge ratio[1]	62%	—
Commodities
Crude oil contracts (barrels)	—	600,000
Contract price range ($/barrel of crude oil)	—	$79 - $95
Hedge ratio[1]	—	41%
Aluminum contracts (tonnes)	2,400	—
Contract rate range ($/tonne)	$1,900 - $2,150	—
Hedge ratio[1]	55%	—

1	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign exchange and commodity exposures.

CURRENCY EXCHANGE RATE RISK

The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditures requirements at the Niobec, Essakane and Westwood mines and corporate costs.

OIL OPTION CONTRACTS AND FUEL MARKET PRICE RISK

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

ALUMINUM CONTRACTS AND MARKET PRICE RISK

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine.

For further information regarding risks associated with financial instruments, refer to the risks and uncertainties section of the MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

SHAREHOLDERS’ EQUITY

In January 2013, the Company paid a semi-annual dividend declared in 2012 in the amount of $0.125 per share totaling $47.1 million. In June 2013, the Company declared a semi-annual dividend in the amount of $0.125 per share, which $47.0 million was paid in July 2013.

In December 2013, the Company suspended the semi-annual dividend in light of the lower gold prices to preserve its liquidity. This decision to suspend the dividend allows the Company to conserve cash and the flexibility to take advantage of opportunities.

Number issued and outstanding (millions)	December 31, 2013	February 18, 2014
Shares	376.6	376.7
Share options	5.4	5.3

CASH FLOW

	Years ended December 31,
($ millions)	2013	2012[1]
Operating activities	$246.3	$415.3
Investing activities	(688.3)	(1,198.9)
Financing activities	(132.5)	529.1
Impact of unrealized foreign exchange (losses) gains on cash and cash equivalents	(0.5)	5.1

Decrease in cash and cash equivalents	(575.0)	(249.4)
Cash and cash equivalents, beginning of the year	797.3	1,046.7

Cash and cash equivalents, end of the year	$222.3	$797.3

1	Refer to note 4(b) of the consolidated financial statements.

OPERATING ACTIVITIES

Net cash from operating activities was lower during 2013 than the prior year by $169.0 million. The decrease was mainly due to lower revenues ($306.3 million), partially offset by lower exploration expenses ($38.8 million) and lower income taxes paid ($85.6 million).

INVESTING ACTIVITIES

Net cash used in investing activities during 2013 was lower than the prior year by $510.6 million, mainly due to the acquisition of Côté Gold project in 2012 ($485.7 million), lower proceeds from sale of investment ($27.2 million), lower capital expenditures ($13.3 million), partially offset by an increase in funds advanced to related parties ($11.0 million).

FINANCING ACTIVITIES

Net cash used in financing activities during 2013 was higher than the prior year by $661.6 million, mainly due to the cash received from the issuance of the senior unsecured debt in 2012 ($650.0 million), partially offset by an increase interest paid in 2013 ($25.2 million).

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2013 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting, was conducted as of December 31, 2013 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting and that the internal controls were effective as of December 31, 2013.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company’s are reflected in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2013.

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This report uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This report also uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

SCIENTIFIC AND TECHNICAL DISCLOSURE

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

GOLD, NIOBIUM AND TREO TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The mineral resource estimates contained in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chenard, Eng., Director, Mining Geology. Lise has worked in the mining industry for more than 30 years, mainly in operations, project development and consulting. She joined IAMGOLD in April 2013 and acquired her knowledge of the Company’s operations and projects through site visits and information reviews.

She is considered a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies that may impact the Company, refer to note 5 of the Company’s consolidated financial statements for the year ended December 31, 2013.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure that key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The following is a summary of the key risks that the Company is facing.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

FINANCIAL RISKS

GOLD PRICE

The financial viability of the Company is closely linked to the price of gold. Fluctuations in gold prices materially affect the Company’s financial performance and results of operations. A sustained or significant decline in the price of gold would have an adverse effect on the profitability of the Company and cash flow would be negatively affected. The Company does not hedge its gold sales.

GENERAL ECONOMIC CONDITIONS

Events and conditions in the global financial markets during past years have had a profound impact on the global economy, leading to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the financial market conditions include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. No material exposure to financial instruments held by the Company is considered to exist by virtue of the possible non-performance of the counterparties.

COMMODITY PRICES AND CURRENCY

All of the factors that determine commodity prices such as prices for gold and niobium or certain other commodities (such as oil, aluminum and electricity), and currencies (U.S. dollar and other currency exchange rates) are beyond the Company’s control. For more details, refer to the Market Trends section of this MD&A.

IMPAIRMENT ASSESSMENT

The Company performs an annual impairment review on goodwill at December 31 every year, and at any other time an indication of impairment of goodwill is identified. The carrying amounts of the Company’s non-current assets, including mining assets, exploration and evaluation assets and royalty interests are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the company will perform an impairment review.

If the carrying amount of the CGU, asset or group of assets being tested is greater than its recoverable amount, an impairment loss is recorded in the given period. The recoverable amount is determined based on the present value of estimated future cash flows from each long-lived asset, group of assets or CGUs. The assumptions used in the present value calculation are typically LOM plans, long-term commodity prices, discount rates, foreign exchange rates, values of un-modeled mineralization and net asset value multiples. Management’s assumptions and estimate of future cash flows are

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and goodwill. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experiences a decline in its fair value, then this may result in an impairment charge in future periods, reducing the Company’s earnings.

HEDGING ACTIVITIES

Derivative products can be used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. The Company regularly enters into such arrangements in the prescribed manner. The Company enters into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of its requirement of Canadian dollars and Euros, and its expected consumption of oil and aluminum. For more details, refer to the Financial Condition section of this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration its strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend/amend or renew its senior credit facility, issue new debt, reimburse existing debt if any, or purchase or sell gold bullion. For more details, refer to the financial condition section of the MD&A.

CREDIT RISK RELATED TO FINANCIAL INSTRUMENTS AND CASH DEPOSITS

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by IAMGOLD management on an annual basis, and may be updated throughout the year with appropriate approval. The limits are set to minimize the concentration of risks and therefore mitigate the potential for financial loss resulting from counterparty failure. No material exposure is considered to exist by virtue of the possible non–performance of the counterparties to financial instruments.

INDEBTNESS AND FULFILLING OBLIGATIONS UNDER THE TERMS OF INDEBTNESS

Following the offering of the Company’s $650.0 million senior unsecured notes in September 2012, the Company has a significant amount of indebtedness.

Specifically, the high level of indebtedness could have important consequences to the holders of the notes and other stakeholders, including: making it more difficult to satisfy obligations with respect to the notes and other debt; limiting the ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the senior credit facility are at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other less leveraged competitors who may be able to take advantage of opportunities that the Company’s indebtedness would prevent it from doing so; and increasing the cost of borrowing.

In addition, the credit facility and the indenture governing the notes contain restrictive covenants that limit the Company’s ability to engage in activities that may be in its long-term best interest. The Company’s failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all its debt.

ACCESS TO CAPITAL MARKETS, FINANCING AND INTEREST RATES

To fund growth, the Company may depend on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lenders’ and investors’ interest in the Company and its projects. There is a risk in obtaining financing as and when required, and on commercially acceptable terms, for exploration, development, acquisitions and general corporate purposes. The Company is subject to movements in interest rates.

DEBT RATING

The Company’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the Company’s credit ratings will generally affect the market value of the 2012 senior unsecured notes. Credit ratings are not recommendations to purchase, hold or sell the 2012 senior unsecured notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure of the 2012 senior unsecured notes. Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

TAXATION

Mining tax regimes in foreign jurisdictions are subject to change and may not include fiscal stability guarantees. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

COST MANAGEMENT

Capital and operational costs have escalated in the gold mining industry over the last several years. Additionally, a sustained decline in the price of gold has required the Company to reduce its costs. The Company has undertaken a number of initiatives to manage costs more efficiently, including a focus on continuous improvement, negotiations to lower energy costs and pursuing advantageous pricing with suppliers.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company documented and tested, during its 2013 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required internal control framework, new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud.

OPERATIONAL RISKS

MINERAL RESERVES, MINERAL RESOURCES AND EXTRACTION

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of metal will be produced. Such estimates are, in large part, based on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. Actual mineralization or geologic conditions may be different from those predicted. In addition to gold market price fluctuations, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates. To minimize the risks, reserves are estimated in accordance with accepted guidelines and standards within the mining industry, quality control programs are established, and competent personnel are employed.

The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. There is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by expansions, discoveries or acquisitions.

PRODUCTION AND COST ESTIMATES

The cost of production, development and exploration varies depending on factors outside the Company’s control. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. Actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

PROJECTS

The Company’s ability to sustain or increase its present levels of production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves, metallurgical recoveries, capital and operating costs of such projects, integration of technologies and personnel and the future prices of the relevant minerals. Projects have no operating history upon which to base estimates of future cash flows.

ACQUISITIONS AND INTEGRATION

Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operational, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully and in a timely manner with those of the Company.

TITLE TO PROPERTIES

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Acquisition of a title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects.

INSURANCE

Where economically feasible and based on availability of coverage, a number of operational and financial risks are transferred to insurance companies. Available insurance does not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and the ability to claim under existing policies may be contested.

KEY PERSONNEL

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. There can be no assurance that the Company will successfully retain current key personnel or attract additional qualified personnel to manage its current needs and anticipated growth.

GEOGRAPHICAL AREAS

Some of the operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.

ENVIRONMENTAL, HEALTH AND SAFETY

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. The Company’s legal and/or constructive commitments to rectify disturbance caused by mining, development and exploration activities may change due to new laws or regulations, updated reclamation plans or new environmental requirements.

POLITICAL RISK

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims.

NON-CONTROLLED ASSETS

Some of the Company’s assets are controlled and managed by other companies, some of which may have a higher interest in the assets than the interest of the Company. Some of the Company’s partners may have divergent business objectives which may impact business and financial results.

JOINT VENTURE OPERATIONS

The Company has joint ventures with other mining companies which are subject to the risks normally associated with the conduct of joint ventures. Such risks include: inability to exert control over strategic decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such other companies to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s results of operations and financial condition.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

EVOLVING CORPORATE GOVERNANCE REGULATIONS

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. The result of increased compliance is potentially higher general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

LITIGATION

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results and costs of litigation cannot be predicted with certainty.

EVOLVING LEGISLATION

The Company is subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. Any amendment to current laws and regulations governing the rights of leaseholders, or the payment of royalties, net profits interests or similar amounts, or a more stringent enforcement thereof in countries where the Company has operations, could have a material adverse impact on the Company’s financial condition and/or results of operations. The Company participates in a number of industry associations to monitor changing legislation and maintains a good dialogue with governmental authorities in that respect. However, the Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent, delay or prohibit certain operations of the Company.

LABOUR DISRUPTION

The Company is dependent on its workforce to extract and process minerals. The Company has programs to recruit and train the necessary manpower for its operations and endeavors to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company’s employees are represented by labour unions under various collective labour agreements and the employees at the Essakane mine entered into a three-year salary increase agreement which is effective from July 1, 2012 to July 1, 2015. At the Westwood mine, the Company and the union concluded a six-year collective labour agreement in 2012 which is effective from December 1, 2011 to November 30, 2017. In addition, existing labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s results of operations and financial condition.

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

EARNINGS FROM MINING OPERATIONS

This measure is intended to enable management to better understand the earnings generated by operating mine sites and royalties before adjustments for corporate costs and non-operating charges and income. The measure is the difference between IFRS reported revenues and cost of sales, which includes revenues from all metals and royalties, direct costs, and production related allocated costs and depreciation.

	Years ended December 31,
($ millions)	2013	2012[2]
Revenues	$1,147.1	$1,453.4
Cost of sales	807.0	774.2

Earnings from mining operations	$340.1	$679.2

1	GAAP – Generally accepted accounting principles
2	Refer to note 4(b) of the consolidated financial statements.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period for gold sales after removing the impact of non-gold revenues and by-product credits.

The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Years ended December 31,
($ millions, except where noted)	2013	2012[1]
Revenues	$1,147.1	$1,453.4
Niobium revenues	(199.6)	(190.5)
Royalty revenues	(8.7)	(7.7)
By-product credits	(1.5)	(2.0)

Gold revenue - owner-operator	937.3	1,253.2
Gold sales - owner-operator (000s oz)	671	752

Average realized gold price per ounce[2] - owner-operator ($/oz)	$1,397	$1,667

Revenues, joint venture mines	160.7	216.6
By-product credits	(0.2)	(0.2)

Gold revenue - joint venture mines	160.5	216.4

Gold sales - joint venture mines (000s oz)	113	130

Average realized gold price per ounce[2] - joint venture mines ($/oz)	$1,413	$1,666

Average realized gold price per ounce[2] - gold mines[3] ($/oz)	$1,399	$1,667

1	Refer to note 4(b) of the consolidated financial statements.
2	Average realized price per ounce sold may not calculate based on amounts presented in this table due to rounding.
3	Gold mines, as used with average realized gold price per ounce sold, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize that gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

	Years ended December 31,
($/oz of gold)	2013	2012
Average realized gold price[1]	$1,399	$1,667
Total cash costs - gold mines[2]	$801	$715

Gold margin	$598	$952

1	Refer to page 32.
2	Refer to page 34.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as impairment of goodwill and mining assets, impairment or impairment reversals of investments in associates and marketable securities, write-down of assets, gains or losses on sales of assets and marketable securities, unrealized derivative gains or losses, interest expense that is unrelated to financing working capital, foreign exchange gains or losses, restructuring charges, changes in estimates of asset retirement obligations and ongoing expenditures at closed sites, and the impact of significant changes in tax laws for mining taxes. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings (losses) before income taxes of IAMGOLD as per the consolidated statements of earnings, to adjusted net earnings to equity holders of IAMGOLD.

	Years ended December 31,
($ millions, except where noted)	2013	2012[1]
Earnings (losses) before income taxes	$(869.8)	$564.7

Adjusted items:
Impairment of goodwill and mining assets	888.1	—
Impairments of marketable securities and associates	69.1	24.1
Write-down of assets[2]	126.7	—
Gains on sale of assets	(12.8)	(24.7)
Unrealized derivative losses (gains)	22.3	(16.2)
Interest expense on senior unsecured notes	17.6	11.2
Foreign exchange losses (gains)	4.5	(12.3)
Restructuring charges	1.8	—
Changes in estimates of asset retirement obligations at closed sites and ongoing closed sites expenditures	(7.8)	5.3

	1,109.5	(12.6)

Adjusted earnings before income taxes and non-controlling interests	239.7	552.1
Income taxes	9.2	(193.5)
Tax impact of adjusted items	(99.3)	(6.5)
Non-controlling interests, excluding attributable impairment charges	(12.3)	(36.5)

Adjusted net earnings attributable to equity holders of IAMGOLD	$137.3	$315.6

Basic weighted average number of common shares outstanding (millions)	376.6	376.2

Adjusted net earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.36	$0.84

Effective adjusted tax rate (%)	38%	36%

1	Refer to note 4(b) of the consolidated financial statements.
2	Includes asset write-downs related to joint ventures of $102.8 million for the year ended December 31, 2013.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

TOTAL CASH COSTS

The Company’s MD&A often refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and realized derivative gains or losses, but are exclusive of depreciation, reclamation, capital, and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations.

These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Years ended December 31,
($ millions, except where noted)	2013	2012[1]
Cost of sales[2], excluding depreciation expense	$635.3	$622.0
Less: cost of sales for non-gold segments[3], excluding depreciation expense	115.5	123.4

Cost of sales for gold segments, excluding depreciation expense	519.8	498.6
Adjust for:
By-product credit (excluded from cost of sales)	(1.5)	(2.0)
Stock movement	24.7	1.3
Other mining costs	(27.5)	(16.5)
Cost attributed to non-controlling interests[4]	(33.6)	(34.6)

	(37.9)	(51.8)

Total cash costs - owner-operator mines	481.9	446.8
Attributable gold production - owner-operator mines (000s oz)	649	701

Total cash costs - owner-operator mines[5] ($/oz)	$743	$637

Total cash costs - joint venture mines	128.9	146.5
Attributable gold production - joint venture mines (000s oz)	113	129

Total cash costs - joint venture mines[5] ($/oz)	$1,136	$1,134

Total cash costs - gold mines[6]	610.8	593.3
Total attributable gold commercial production[7] (000s oz)	762	830

Total cash costs - gold mines[5] ($/oz)	$801	$715

1	Refer to note 4(b) of the consolidated financial statements.
2	As per note 27 of the Company’s consolidated financial statements.
3	Non-gold segments consist of Niobium, Exploration and evaluation and Corporate.
4	Adjustments for the consolidation of Rosebel (95%) and Essakane (90%) to their attributable portion of cost of sales.
5	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
6	Gold mines, as used with total cash costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela, on an attributable basis.
7	Total attributable gold commercial production does not include Westwood pre-commercial ounces of 73,000 ounces for the year ended December 31, 2013.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including a build-up of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital:

	Years ended December 31,
($ millions, except where noted)	2013	2012[1]
Net cash from operating activities per consolidated financial statements	$246.3	$415.3
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(10.0)	(3.7)
Inventories and non-current ore stockpiles	51.0	73.1
Accounts payable and accrued liabilities	18.3	(10.3)

Net cash from operating activities before changes in working capital	$305.6	$474.4

Basic weighted average number of common shares outstanding (millions)	376.6	376.2

Net cash from operating activities before changes in working capital per share ($/share)	$0.81	$1.26

1	Refer to note 4(b) of the consolidated financial statements.

ALL-IN SUSTAINING COSTS

Beginning in the second quarter 2013, the Company adopted an all-in sustaining costs (“AISC”) per ounce sold measure. The Company believes that, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, and therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) are working to define an all-in sustaining costs measure that better represents the costs associated with producing gold. The WGC is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold. At present the WGC has 23 members, including IAMGOLD Corporation.

The all-in sustaining costs per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with costs of sales, excluding depreciation expense, and includes sustaining capital expenditures, by-product credits, corporate general and administrative costs, sustaining exploration and evaluation expenses and environmental rehabilitation accretion and depreciation.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measures on an attributable sales basis, compared with the Company’s current total cash costs presentation which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Rosebel, Essakane and Mouska), gold mines (includes owner-operator mines, Sadiola and Yatela) and in total (includes gold mines and the niobium contribution). The niobium contribution consists of the Niobec mine’s operating margin1 less sustaining capital expenditures. The Company considers the contribution it receives from Niobec when making capital allocation decisions for its gold mines.

AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

1	Refer to page 37.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

	Years ended December 31,
($ millions, attributable, except where noted)	2013	2012
AISC - owner-operator mines
Cost of sales[1], excluding depreciation expense	$485.2	$463.1
Sustaining capital expenditures[1]	218.1	173.0
Write-down of non-current inventories	(9.5)	—
By-product credit, excluded from cost of sales	(1.5)	(2.0)
Corporate general and administrative costs[2]	47.4	55.9
Realized (gains) losses on hedges	(11.0)	1.0
Environmental rehabilitation accretion and depreciation	6.9	4.2

	735.6	695.2

AISC - joint venture mines
Cost of sales for joint ventures, excluding depreciation expense	139.9	160.0
Adjustments to cost of sales[3] - joint venture mines	36.5	24.4

	176.4	184.4

AISC - gold mines	$912.0	$879.6

AISC contribution - niobium
Sustaining capital expenditures - niobium[1]	30.8	63.6
Less: Operating margin, excluding depreciation - niobium	(89.4)	(72.4)

	(58.6)	(8.8)

AISC - total	$853.4	$870.8

Attributable gold sales - owner-operator (000s oz)	627	697
AISC - owner-operator[4] ($/oz)	$1,174	$998
AISC - owner-operator, excluding by-product credit[4] ($/oz)	$1,181	$1,000

Attributable gold sales - gold mines (000s oz)	740	827
AISC - gold mines[4] ($/oz)	$1,232	$1,064
AISC - gold mines, excluding by-product credit[4] ($/oz)	$1,234	$1,067

Attributable gold sales - gold mines (000s oz)	740	827
Impact of niobium contribution[4] ($/oz)	$(79)	$(10)

Attributable gold sales - total (000s oz)	740	827
AISC - total[4] ($/oz)	$1,153	$1,054
AISC - total, excluding by-product credit[4] ($/oz)	$1,155	$1,057

1	Includes Rosebel and Essakane at their attributable amounts of 95% and 90% respectively. Refer to note 36 of the consolidated financial statements for cost of sales at 100% basis and refer to the capital expenditures table of the MD&A on page 11 for 2013 sustaining capital expenditures at 100% basis.
2	Calculated as total general and administrative expense, excluding depreciation expense as per note 28 of the consolidated financial statements.
3	Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
4	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as to assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of the operating margin per kilogram of niobium at the Niobec mine to revenues and cost of sales as per the consolidated financial statements.

	Years ended December 31,
($ millions, except where noted)	2013	2012
Revenues from the Niobec mine[1]	$199.6	$190.5
Cost of sales from the Niobec mine, excluding depreciation expense[1]	(110.5)	(117.9)
Other items	0.3	(0.2)

Operating margin	$89.4	$72.4

Sales volume (millions of kg Nb)	4.9	4.7

Operating margin[2] ($/kg Nb)	$18	$15

1	Refer to note 36 of the consolidated financial statements.
2	Operating margin per kilogram sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2013

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2013

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in the Management Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The financial information of the Company presented in the Management Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorised, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Stephen J. J. Letwin	Carol T. Banducci
Chief Executive Officer	Chief Financial Officer
February 19, 2014	February 19, 2014

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013 and no material weaknesses were discovered.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2013 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 42 of the Consolidated Financial Statements.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of IAMGOLD Corporation

We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation as of December 31, 2013 and December 31, 2012 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of IAMGOLD Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IAMGOLD Corporation as of December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 4(b) to the consolidated financial statements, IAMGOLD Corporation has changed its method of accounting for interests in joint arrangements for the years ended December 31, 2013 and December 31, 2012 due to the adoption of IFRS 11 – Joint Arrangements, which included the presentation of the consolidated balance sheet as of January 1, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2014 expressed an unqualified opinion on the effectiveness of IAMGOLD Corporation’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

February 19, 2014

Toronto, Canada

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of IAMGOLD Corporation

We have audited IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IAMGOLD Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, IAMGOLD Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IAMGOLD Corporation as of December 31, 2013 and December 31, 2012, and the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for the years then ended, and our report dated February 19, 2014 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 19, 2014

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	Notes	December 31, 2013	December 31, 2012[1]	January 1, 2012[1]
Assets
Current assets
Cash and cash equivalents	8	$222.3	$797.3	$1,046.7
Gold bullion (market value $162.3; December 31, 2012 - $223.3; January 1, 2012 - $210.9)	9	96.9	96.9	96.8
Income taxes receivable		37.2	25.0	26.3
Receivables and other current assets	10	80.0	185.1	111.6
Inventories	11	300.2	259.5	192.3

		736.6	1,363.8	1,473.7

Non-current assets
Deferred income tax assets	21	74.0	55.4	41.4
Investments in associates and joint ventures	12	65.5	164.1	106.1
Mining assets	13	2,512.7	2,618.0	1,819.5
Exploration and evaluation assets	14	533.3	533.3	356.5
Goodwill	15	—	256.7	256.7
Other assets	16	268.3	304.3	247.7

		3,453.8	3,931.8	2,827.9

		$4,190.4	$5,295.6	$4,301.6

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$185.6	$219.4	$173.4
Income taxes payable		12.1	60.2	100.3
Dividends payable		—	48.6	47.0
Current portion of provisions	20	11.4	5.9	3.7
Other liabilities		6.2	1.1	6.6

		215.3	335.2	331.0

Non-current liabilities
Deferred income tax liabilities	21	212.3	281.5	245.1
Long-term debt	22(a)	640.3	638.8	—
Provisions	20	247.0	235.0	196.3
Other liabilities		3.0	0.3	0.3

		1,102.6	1,155.6	441.7

		1,317.9	1,490.8	772.7

Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	23	2,317.6	2,315.8	2,308.6
Contributed surplus		35.2	26.7	19.9
Retained earnings		465.1	1,343.2	1,104.9
Accumulated other comprehensive income		13.3	42.4	41.1

		2,831.2	3,728.1	3,474.5
Non-controlling interests		41.3	76.7	54.4

		2,872.5	3,804.8	3,528.9

Contingencies and commitments	20(b), 34
		$4,190.4	$5,295.6	$4,301.6

1	Refer to note 4(b).

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2013	2012[1]
Revenues		$1,147.1	$1,453.4
Cost of sales	27	807.0	774.2
General and administrative expenses	28	50.9	58.3
Exploration expenses		69.2	108.0
Impairment charges	33	888.1	—
Other		2.1	9.3

Operating costs		1,817.3	949.8

Earnings (losses) from operations		(670.2)	503.6
Share of net earnings (losses) from investments in associates and joint ventures, net of income taxes	12	(67.4)	46.7
Finance costs	29	(24.4)	(18.1)
Foreign exchange gains (losses)		(4.5)	12.3
Interest income and derivatives and other investment gains (losses)	30	(103.3)	20.2

Earnings (losses) before income taxes		(869.8)	564.7
Income taxes	21	9.2	(193.5)

Net earnings (losses)		$(860.6)	$371.2

Net earnings (losses) attributable to
Equity holders of IAMGOLD Corporation		$(832.5)	$334.7
Non-controlling interests		(28.1)	36.5

		$(860.6)	$371.2

Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)	25
Basic		376.6	376.2
Diluted		376.6	376.9
Earnings (losses) per share ($ per share)
Basic		$(2.21)	$0.89
Diluted		$(2.21)	$0.89

1	Refer to note 4(b).

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2013	2012
Net earnings (losses)		$(860.6)	$371.2

Other comprehensive income (loss), net of taxes
Net unrealized change in fair value of available-for-sale financial assets, net of taxes	17(a)(iii)	(40.5)	8.2
Net realized change in fair value and impairment of available-for-sale financial assets, net of taxes	17(a)(iii)	11.7	(6.9)

		(28.8)	1.3
Currency translation adjustment	12	(0.3)	—
Other		1.4	(2.3)

Total other comprehensive loss		(27.7)	(1.0)

Comprehensive income (loss)		$(888.3)	$370.2

Comprehensive income (loss) attributable to
Equity holders of IAMGOLD Corporation		$(860.2)	$333.7
Non-controlling interests		(28.1)	36.5

		$(888.3)	$370.2

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2013	2012
Common shares
Balance, beginning of the year		$2,315.8	$2,308.6
Issued shares on exercise of share-based payments		1.8	7.2

Balance, end of the year		2,317.6	2,315.8

Contributed surplus
Balance, beginning of the year		26.7	19.9
Issued shares on exercise of share-based payments		(1.6)	(1.8)
Share-based payments	26	10.1	8.6

Balance, end of the year		35.2	26.7

Retained earnings
Balance, beginning of the year		1,343.2	1,104.9
Net earnings (losses) attributable to equity holders of IAMGOLD Corporation		(832.5)	334.7
Dividends to equity holders of IAMGOLD Corporation		(47.0)	(94.1)
Other		1.4	(2.3)

Balance, end of the year		465.1	1,343.2

Accumulated other comprehensive income
Available-for-sale fair value reserve
Balance, beginning of the year		42.4	41.1
Net change in fair value of available-for-sale financial assets, net of taxes		(28.8)	1.3

Balance, end of the year		13.6	42.4
Currency translation adjustment		(0.3)	—

Total accumulated other comprehensive income		13.3	42.4

Equity attributable to IAMGOLD Corporation shareholders		2,831.2	3,728.1

Non-controlling interests
Balance, beginning of the year		76.7	54.4
Net earnings (losses) attributable to non-controlling interests		(28.1)	36.5
Dividends to non-controlling interests		(7.3)	(14.2)

Balance, end of the year		41.3	76.7

		$2,872.5	$3,804.8

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Years ended December 31,
(In millions of U.S. dollars)	Notes		2013	2012[1]
Operating activities
Net earnings (losses)			$(860.6)	$371.2
Adjustments for
Finance costs	29		24.4	18.1
Depreciation expense			175.2	154.6
Changes in estimates of asset retirement obligations at closed sites			(8.8)	5.3
Income taxes			(9.2)	193.5
Impairment of investments, net			69.1	24.1
Impairment charges	33		888.1	—
Share of net (earnings) losses from investments in associates and joint ventures, net of income taxes and dividends received			83.9	(46.7)
Impact of unrealized foreign exchange losses (gains) on cash and cash equivalents			0.5	(5.1)
Other non-cash items	32	(a)	63.6	(23.2)
Adjustments for cash items	32	(b)	7.4	(3.8)
Movements in non-cash working capital items and non-current ore stockpiles	32	(c)	(59.3)	(59.1)

Cash from operating activities, before income taxes paid			374.3	628.9
Income taxes paid			(128.0)	(213.6)

Net cash from operating activities			246.3	415.3

Investing activities
Mining assets
Capital expenditures			(617.4)	(650.2)
Capitalized borrowing costs			(19.5)	—
Proceeds from disposal			1.4	1.2
Advances to related parties			(57.7)	(36.7)
Repayments from related parties			10.0	—
Additions to exploration and evaluation assets			—	(2.2)
Acquisition of Côté Gold project	6		—	(485.7)
Other investing activities	32	(d)	(5.1)	(25.3)

Net cash used in investing activities			(688.3)	(1,198.9)

Financing activities
Proceeds from issuance of long-term debt			—	650.0
Proceeds from issuance of share capital			0.2	5.4
Dividends paid			(102.4)	(106.9)
Interest paid			(28.3)	(3.1)
Payment of transaction costs			—	(11.6)
Other			(2.0)	(4.7)

Net cash from (used in) financing activities			(132.5)	529.1

Impact of unrealized foreign exchange (losses) gains on cash and cash equivalents			(0.5)	5.1

Decrease in cash and cash equivalents			(575.0)	(249.4)
Cash and cash equivalents, beginning of the year			797.3	1,046.7

Cash and cash equivalents, end of the year	8		$222.3	$797.3

1	Refer to note 4(b).

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated.)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed under the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.

The principal activities of the Company are the exploration, development and operation of gold mining properties, and the operation of a niobium mine.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements, as at and for the year ended December 31, 2013, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS effective as at December 31, 2013.

The consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 19, 2014.

Certain 2012 comparative figures have been adjusted to conform to the consolidated financial statement presentation adopted in 2013. Refer to note 4(b).

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value discussed in note 18.

(c)	Basis of consolidation

Subsidiaries, joint ventures and associates with percentage of voting rights and/or ownership interest related to significant properties of the Company are accounted for as follows:

Name	Property - Location	December 31, 2013	December 31, 2012	Type of Arrangement	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	95%	Subsidiary	Consolidation
Essakane S.A.	Essakane mine – Burkina Faso	90%	90%	Subsidiary	Consolidation
Doyon division including the Westwood project[1]	Doyon division – Canada	100%	100%	Division	Consolidation
Niobec Inc.	Niobec mine – Canada	100%	100%	Subsidiary	Consolidation
Trelawney Mining and Exploration Inc.[2]	Côté Gold project – Canada	100%	100%	Subsidiary	Consolidation
Société d’Exploitation des Mines d’Or de Sadiola S.A	Sadiola mine – Mali	41%	41%	Joint venture	Equity accounting[3]
Société d’Exploitation des Mines d’Or de Yatela S.A	Yatela mine – Mali	40%	40%	Joint venture	Equity accounting[3]
Galane Gold Ltd.[4]	Mupane mine – Botswana	43%	45%	Associate	Equity accounting
INV Metals Inc.[4]	Loma Larga project – Ecuador	47%	47%	Associate	Equity accounting

1	Division of IAMGOLD Corporation.
2	Trelawney Mining and Exploration Inc. owns a 92.5% interest in the Côté Gold project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.
3	Effective with the adoption of IFRS 11 on January 1, 2013, IAMGOLD accounts for its interests in the Sadiola and Yatela mines using the equity method instead of proportionate consolidation.
4	Galane Gold Ltd. and INV Metals Inc. are incorporated in Canada.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(i)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control is achieved when the Company has the ability to direct the relevant activities, including financial and operating activities, of an entity to affect its returns. The Company has control over the consolidated entities through ownership of the voting power. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses and profits and losses have been eliminated on consolidation.

(ii)	Joint arrangements

Joint arrangements are those arrangements over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venture parties for financial and operating decisions. The Company’s significant joint arrangements consist of joint ventures, which are structured through separate legal entities. The financial results of joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases, and are prepared for the same reporting period as the Company, using consistent accounting policies. There are no significant judgments and assumptions made in determining the existence of joint control of either Société d’Exploitation des Mines d’Or de Sadiola S.A. or Société d’Exploitation des Mines d’Or de Yatela S.A.

Losses from joint ventures are recognized in the consolidated financial statements until the carrying amount of the interest in the joint venture is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the joint venture’s operations or has made payments on behalf of the joint venture.

(iii)	Associates

Associates are those entities over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements, and are accounted for using the equity method. Significant influence is the ability to participate in the financial and operating policy decisions of the entity without having control or joint control over those policies. The Company’s share of net earnings (losses) from investments in associates is recognized in the consolidated statements of earnings and accounted for as an increase (decrease) in investments in associates in the consolidated balance sheets. The cash received from investments in associates is accounted for as a decrease of investments in associates in the consolidated balance sheets. The Company has concluded that it has significant influence over its investments in Galane Gold Ltd. (“Galane”) and INV Metals Inc. (“INV Metals”) through the level of ownership of voting rights. The Company has assessed additional facts and circumstances, including voting rights and board appointments, and concluded that there is no clear evidence of control of either Galane or INV Metals.

Losses from associates are recognized in the consolidated financial statements until the carrying amount of the interest in the associate is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the associate’s operations or has made payments on behalf of the associate.

(d)	Functional and presentation currency

The functional currency of the Company’s subsidiaries, joint ventures and associates is the U.S. dollar, other than INV Metals whose functional currency is the Canadian dollar.

Transactions denominated in foreign currencies are translated into the U.S. dollar as follows:

•	Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date; and

•	Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.

Exchange gains and losses on translation are included in the consolidated statements of earnings. When a gain or loss on certain non-monetary items, such as available-for-sale (“AFS”) financial assets is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

For any subsidiaries, joint ventures or associates whose functional currency is other than the U.S. dollar, foreign currency balances and transactions are translated into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates. Exchange gains and losses on translation are included in OCI. The cumulative amount of the exchange differences is presented as a separate component of equity until disposal of the foreign operation.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company, its subsidiaries, joint arrangements and associates in all periods presented in these consolidated financial statements.

(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Certain financial instruments are recorded at fair value on the consolidated balance sheet. Refer to note 18 on fair value determination.

(i)	Non-derivative financial instruments

Non-derivative financial liabilities are recognized initially at fair value plus attributable transaction costs, where applicable. Non-derivative financial assets are recognized initially at fair value. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at fair value through profit or loss

Cash and cash equivalents, short-term investments, fixed rate investments and warrants are designated as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months. The unrealized gains or losses related to changes in fair value are reported in interest income and derivatives and other investment gains (losses) in the consolidated statement of earnings.

Loans and receivables

Trade and other receivables are classified as loans and receivables and are carried at amortized cost using the effective interest rate method, less impairment losses, if any.

AFS financial assets

The Company’s investments in marketable securities are designated as AFS financial assets and recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Changes in fair value of AFS investments are recognized in OCI until investments are disposed of or when there is objective evidence of impairment in value.

Non-derivative financial liabilities

Accounts payable, senior unsecured notes, and borrowings related to the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior unsecured notes issue costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii)	Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for oil, aluminum and gold. All derivative instruments not designated as a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss.

Derivative instruments at fair value through profit or loss, including embedded derivatives, are recorded in the consolidated balance sheet at fair value. Subsequent to initial recognition, these derivatives are measured at fair value. The fair value of derivative instruments is based on forward rates considering the market price, rate of interest and volatility and takes into account the credit risk of the financial instrument.

Changes in estimated fair value, including translation differences, at each reporting date, are included in the consolidated statements of earnings as a derivative gain or loss.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(b)	Gold bullion

Investments in gold bullion are measured at the lower of average cost and net realizable value.

(c)	Inventories

Gold and niobium production inventories, concentrate inventory, and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form and variable selling expenses.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories on the consolidated balance sheet based on the period in which they are expected to be processed.

Provisions are recorded to reduce the carrying amount of inventory to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs where there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of mining assets.

(d)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of earnings in other operating costs.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of earnings as incurred.

Property, plant and equipment presented on the consolidated balance sheets are as follows:

(i)	Mining assets

Mining assets represent the capitalized expenditures related to:

•	Construction in progress, and

•	the operation of mineral properties in the production stage, including:

•	mining properties, which include expected economic conversions of resources to reserves, recorded in a business combination or an asset acquisition and capitalized stripping costs, and

•	plant and equipment.

a.	Construction in progress

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (refer to note 3(g) below), which include expected economic conversions of resources to reserves, recorded in a business combination or an asset acquisition, are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not amortized until the project is ready for use as intended by management.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Borrowing costs are capitalized to the project when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from construction in progress assets and incorporated into the appropriate categories of mining assets and supplies inventories.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

b.	Mining properties

Capitalized costs for exploration and evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within mining assets.

c.	Stripping costs

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of material that will be mined in future periods, in which case, the stripping costs are capitalized. Capitalized stripping costs are included in “mining properties” within mining assets.

(e)	Capital assets

Capital assets (located at corporate locations) include the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements. Capital assets are classified in other non-current assets.

(f)	Depreciation and amortization

Effective from the point an asset is available for its intended use, mining assets, capital assets and royalty interests are amortized on a straight line basis or using the units-of-production method over the shorter of the estimated economic life of the asset or the mining operation. The method of amortization is determined based on that which best represents the use of the assets.

The reserve and resource estimates for each operation are the prime determinants of the life of a mine. In general, an ore body where the mineralization is reasonably well defined is amortized over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production calculation accordingly. In 2013 and 2012, the Company has not incorporated any non-reserve material in its depreciation calculations.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts related to expected economic conversions of resources to reserves recorded in a business combination or an asset acquisition, are not amortized until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and mine and other construction in progress are not amortized as the assets are not available for use.

Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.

Capitalized borrowing costs are amortized over the useful life of the related asset.

Residual values, useful lives and amortization methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

(g)	Mineral exploration and evaluation costs

Exploration activities relate to the collection of exploration data.

Exploration data consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.

Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions or business combinations are also recognized as exploration and evaluation assets.

(h)	Business combinations and goodwill

Business combinations relate to the acquisition of an asset or a group of assets that constitute a business. For an integrated set of activities and assets to be considered a business, it needs to contain inputs, and processes. If the set of activities and assets acquired relate to an exploration stage property, the Company considers other factors to determine whether the set of activities and assets is a business such as the extent to which the acquired project has resources or reserves, and the extent and nature of the additional work to identify resources or convert resources into reserves. The Company also assesses whether the entity acquired has begun planned principal activities, has employees, necessary permits for production, intellectual property, and is pursuing a plan to produce outputs and will be able to obtain access to customers that will purchase the outputs.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

Business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to expected economic conversions of resources to reserves. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill.

For non-wholly owned subsidiaries, non-controlling interests are initially recorded at the fair value of the non-controlling interests share holdings or the non-controlling interests’ proportion of the fair values of the assets and liabilities recognized at acquisition.

When a subsidiary is acquired in a number of stages, the carrying amount of interests prior to acquisition of control is re-measured to fair value on the date control is acquired. Amounts previously recognized in other comprehensive income in respect of the subsidiary are reversed, and the difference is recognized in earnings.

When the net of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of purchase, the excess is recognized as negative goodwill and recorded in the consolidated statements of earnings at the date of acquisition.

Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

If a transaction does not meet the definition of a business under IFRS, the transaction is recorded as an asset acquisition. Accordingly, the net identifiable assets acquired and liabilities assumed are measured at the fair value consideration paid, based on their relative fair values at the acquisition date. Acquisition-related costs are included in the consideration paid and capitalized. No goodwill and no deferred tax asset or liability arising from the assets acquired and liabilities assumed are recognized upon the acquisition of assets.

(i)	Other intangible assets

Other intangible assets are related to the fair value of favourable supplier contracts accounted for on a prior acquisition. The fair value was determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in other non-current assets on the consolidated balance sheet.

(j)	Royalty interests

The Company records its royalty interests at cost, net of accumulated depreciation and impairment charges. Royalty interests are classified in other non-current assets on the consolidated balance sheet.

(k)	Impairment

(i)	Financial assets

Financial assets are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

An impairment loss in respect of marketable securities is calculated by reference to its fair value. A prior period impairment loss for loans and receivables is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment loss been recognized in prior periods. Impairment loss reversals are recognized in the consolidated statements of earnings.

If the fair value of a marketable security declines below its carrying amount, the Company performs qualitative and quantitative assessments of whether the impairment is either significant or prolonged. If an unrealized loss on an AFS marketable security has been recognized in OCI and it is deemed to be either significant or prolonged, the cumulative loss recognized in OCI is reclassified as an impairment loss in interest income and derivatives and other investment gains (losses).

Once an AFS marketable security has been impaired, all subsequent losses calculated as the difference between the acquisition cost and current fair value, less any previously recognized impairment loss, are recognized in interest income and derivatives and other investment gains (losses). If the fair value of a previously impaired AFS marketable security subsequently recovers, the unrealized gains are recorded in OCI. Previously recorded impairment losses on AFS marketable securities are not subject to reversal.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Non-financial assets

The Company performs an annual impairment review on goodwill at December 31 every year, and at any other time an indication of impairment of goodwill is identified. The carrying amounts of the Company’s non-current assets, including mining assets, exploration and evaluation assets and royalty interests are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the company will perform an impairment review.

An impairment review requires the company to determine the recoverable amount. For goodwill, the recoverable amount is determined for the CGU to which the goodwill was allocated at the date of the business combination. For non-current assets, including mining assets, exploration and evaluation assets and royalty interests, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.

The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment loss is first recorded against goodwill allocated to the relevant CGU. If the impairment loss is greater than the attributable goodwill, the excess is then recorded to the other long-lived assets in the CGU on a pro rata basis.

A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal is recognized in the consolidated statements of earnings. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.

In the absence of market related comparative information, the FVLCD is determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The assumptions used in determining the FVLCD for the CGU’s are typically life of mine (“LOM”) plans, long-term commodity prices, discount rates, foreign exchange rates, values of un-modeled mineralization and net asset value (“NAV”) multiples. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and goodwill. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company’s earnings.

(l)	Asset retirement obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related mining asset. For locations where mining activities have ceased, changes to obligations are charged directly to the consolidated statement of earnings. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free real discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as a finance cost. Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

(m)	Other provisions

Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are determined based on management’s best estimate (refer to note 3(s)(viii)).

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible then details of the contingent loss are disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(n)	Income taxes

(i)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current income taxes related to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the balance sheet and its tax base.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•	Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

•	In respect of taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•	When results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	In respect of deductible temporary differences associated with investments in subsidiaries, and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss will arise where the local tax currency is not the same as the functional currency. A deferred tax asset or liability is recognized on the difference between the carrying amount of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that future income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings.

(o)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share is calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(p)	Share-based payments

The Company has the following share-based payment plans with related costs included in general and administrative expenses.

(i)	Share options, share bonus plan, and deferred share plan

The Company operates a number of equity-settled share-based payment plans in respect of its employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the consolidated statement of earnings and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.

The grant date fair value is based on the underlying market price of the shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.

Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

The weighted average grant date fair value is the basis for which share-based payments are recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)	Share purchase plan

The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(q)	Revenue recognition

Revenues include sales of gold, niobium and by-product concentrate as well as royalty revenue.

Revenues from the sale of gold and by-products (silver and copper concentrate) are recognized when the metal is delivered to the counterparties.

Revenues from the sale of niobium (ferroniobium) are recognized when legal title (rights and obligations) to the ferroniobium is transferred to the buyer.

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. Revenue based royalties such as Net Smelter Return or Gross Proceeds Royalties are determined based on the proceeds from the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment are governed by the corresponding royalty agreement with the owner of the royalty property.

(r)	Assets held for sale and discontinued operations

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use and when the relevant criteria are met. A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Net earnings from operations and any gain or loss on the disposal are disclosed separately as net earnings from discontinued operations in the consolidated statements of earnings and comparative periods are reclassified.

(s)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(i)	Mineral reserves and resources

Key sources of estimation uncertainty

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

A number of accounting estimates, as described in the following relevant accounting policy notes, are impacted by the reserve and resource estimates:

•	Capitalization and amortization of stripping costs (note 3(d)(i)c.);

•	Determination of the useful life of mining assets and measurement of the depreciation expense (note 3(f));

•	Mineral exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 3(g)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

•	Fair value of mineral rights acquired in a business combination (note 3(h));

•	Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition (note 3(h));

•	Impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 3(k)(ii)); and

•	Estimates of the timing of the outlays for asset retirement obligations (note 3(l)).

(ii)	Determination of the date of transition from construction to production accounting

Judgments made in relation to accounting policies

Commencement of production is an important “point in time” determination, for accounting purposes, of when a constructed asset has reached a level of function indicative of its readiness to be considered a viable operation and accounted for as such, including accounting recognition of revenue and expenses from the operation. The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time.

(iii)	Impairment analysis of goodwill and non-financial assets

Key sources of estimation uncertainty

Management’s assumptions and estimate of future cash flows used in the Company’s impairment assessment of goodwill and non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control.

If an indication of impairment exists, and annually for CGUs with goodwill, an estimate of a CGU’s recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production. Refer to note 33.

In estimating the net realizable value of inventories, significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore and the estimated recovery percentage. There can be no assurance that actual quantities will not differ significantly from estimates used. Refer to note 3(c).

Judgments made in relation to accounting policies

Both internal and external sources of information are required to be considered when determining whether an impairment indicator may be present. Judgment is required around significant adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation of the site.

Management judgment is required in the identification and allocation of goodwill to CGUs for impairment testing purposes.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(iv)	Definition of a business

Judgments made in relation to accounting policies

Based on management’s judgment, the acquisition of Trelawney in 2012 (refer to note 6) did not meet the definition of a business as the primary asset (Côté Gold project) was an exploration stage property. Consequently, the transaction has been recorded as the acquisition of an asset.

(v)	Determination of control by one entity over another

Judgments made in relation to accounting policies

Subsidiaries are entities controlled by the Company and are consolidated. Investments in associates are those entities in which the Company has significant influence, but no control or joint control, and are accounted for using the equity method.

As at December 31, 2013, IAMGOLD owned 43% of the outstanding shares of Galane and 47% of the outstanding shares of INV Metals (refer to note 12). If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. The Company used its judgment to determine that it has significant influence, and no control, over these entities and accounted for it as investments in associates using the equity method of accounting.

(vi)	Determination of fair values and impairment analysis of financial assets

Key sources of estimation uncertainty

Certain financial instruments are recorded at fair value on the balance sheet. Current market conditions have an impact on these fair values. Management’s estimate of the fair value of financial instruments is subject to risks and uncertainties as disclosed in note 3(a).

Judgments made in relation to accounting policies

Financial assets such as marketable securities and equity accounted investments are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Fair values, impairment and sensitivity analyses related to marketable securities and warrants held as investments are disclosed in note 17(a)(iii).

(vii)	Derivative financial instruments

Key sources of estimation uncertainty

The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminum and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 17 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

(viii)	Provisions and recognition or not of a liability for loss contingencies

Judgments made in relation to accounting policies

Judgments are required to determine if a present obligation exists at the end of the reporting period by considering all available evidence, including the opinion of experts.

Key sources of estimation uncertainty

Provisions related to present obligations are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates. Refer to note 20(a).

(ix)	Determination of deferred income tax including uncertain tax position

Key sources of estimation uncertainty

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. There is no certainty that income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings. For more information, refer to notes 3(n)(ii) and 21.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW ACCOUNTING POLICIES

These consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2012, except for the following new accounting standards and amendment to standards and interpretations, which were effective January 1, 2013, and were applied in preparing these consolidated financial statements. These are summarized as follows:

(a)	IFRS 10 – Consolidated Financial Statements

As a result of the adoption of IFRS 10, the Company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 superseded IAS 27, Consolidated and Separate Financial Statements, and SIC 12, Consolidation – Special Purpose Entities. IFRS 10 retains the concept that a company should consolidate all entities that it controls, and provides for a new definition of control. Accordingly, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 did not have a material impact on the Company’s consolidated financial statements upon its adoption on January 1, 2013.

IAS 27, Separate Financial Statements, now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10. There was no material impact on the Company’s consolidated financial statements upon adoption of the amended IAS 27 on January 1, 2013.

(b)	IFRS 11 – Joint Arrangements

As a result of the adoption of IFRS 11, the Company has changed its accounting with respect to its interests in joint arrangements. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances.

Under IFRS 11, joint ventures are accounted for using the equity method and joint operations are accounted for in a manner similar to proportionate consolidation.

The Company reviewed its joint arrangements under IFRS 11, and concluded that Sadiola and Yatela are considered joint ventures for accounting purposes. Consequently, effective January 1, 2013, the Company began accounting for its interests in Sadiola and Yatela using the equity method instead of proportionate consolidation. Retrospective adjustments were applied as at the beginning of the earliest period presented, January 1, 2012. On transition, the initial investment was measured as the aggregate of the carrying amounts of the assets and liabilities that had previously been consolidated. On transition, the Company assessed the investments for indications of impairment and concluded no impairment existed.

The following tables summarize the adjustments made to the Company’s consolidated balance sheets at January 1, 2012 and December 31, 2012, and its consolidated statements of earnings and cash flows for the year ended December 31, 2012 as a result of accounting for its investments in Sadiola and Yatela using the equity method instead of proportionate consolidation.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

	January 1, 2012
	As previously		After applying
	reported	Adjustments	adjustments
Assets
Cash and cash equivalents	$1,051.6	$(4.9)	$1,046.7
Receivables and other current assets	132.3	(20.7)	111.6
Inventories	239.1	(46.8)	192.3
Investments in associates and joint ventures	16.3	89.8	106.1
Mining assets	1,881.6	(62.1)	1,819.5
Other non-current assets	295.2	(47.5)	247.7

Impact on total assets		$(92.2)

Liabilities
Accounts payable and accrued liabilities	$205.6	$(32.2)	$173.4
Income taxes payable	109.2	(8.9)	100.3
Current portion of provisions	6.7	(3.0)	3.7
Deferred income tax liabilities	256.4	(11.3)	245.1
Provisions	233.1	(36.8)	196.3

Impact on total liabilities		$(92.2)

	December 31, 2012
	As previously		After applying
	reported	Adjustments	adjustments
Assets
Cash and cash equivalents	$813.5	$(16.2)	$797.3
Receivables and other current assets	160.6	24.5	185.1
Inventories	305.1	(45.6)	259.5
Investments in associates and joint ventures	56.1	108.0	164.1
Mining assets	2,713.3	(95.3)	2,618.0
Other non-current assets	360.3	(56.0)	304.3

Impact on total assets		$(80.6)

Liabilities
Accounts payable and accrued liabilities	$252.3	$(32.9)	$219.4
Income taxes payable	62.2	(2.0)	60.2
Current portion of provisions	8.9	(3.0)	5.9
Deferred income tax liabilities	285.6	(4.1)	281.5
Provisions	273.6	(38.6)	235.0

Impact on total liabilities		$(80.6)

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2012
	As previously		After applying
	reported	Adjustments	adjustments
Share of net earnings from investments in associates and joint ventures, net of income taxes	$12.0	$34.7	$46.7
Revenues	1,670.0	(216.6)	1,453.4
Cost of sales	(943.5)	169.3	(774.2)
Exploration expenses	(112.7)	4.7	(108.0)
Finance costs	(18.5)	0.4	(18.1)
Foreign exchange gains	10.7	1.6	12.3
Income taxes	(199.4)	5.9	(193.5)

Impact on net earnings and comprehensive income		$—

	Year ended December 31, 2012
	As previously		After applying
	reported	Adjustments	adjustments
Net cash from operating activities	$441.0	$(25.7)	$415.3
Net cash used in investing activities	(1,213.3)	14.4	(1,198.9)

Impact on change in cash and cash equivalents		$(11.3)

(c)	IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 replaces the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements and associates, and also contains disclosure requirements for entities that have interests in unconsolidated structured entities. This standard introduces additional disclosure requirements such as information to enable users to evaluate the nature of, and risks associated with an entity’s interests in other entities. The Company accordingly expanded its disclosure (refer to notes 12 and 24).

(d)	IFRS 13 – Fair Value Measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There was no material impact on the Company’s consolidated financial statements upon adoption of IFRS 13 on January 1, 2013. The Company provides IFRS 13 disclosure requirements in note 18, which helps users of its consolidated financial statements assess both of the following:

•	For assets and liabilities that are measured at fair value on a recurring or non-recurring basis in the balance sheet after initial recognition, the valuation techniques and inputs used to develop those measurements.

•	For recurring fair value measurements using significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income for the period.

(e)	IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining in situations where the following benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Based on its review, there was no material impact on the Company’s consolidated financial statements upon the adoption of IFRIC 20 on January 1, 2013.

5.	FUTURE ACCOUNTING POLICIES

The following new standards were not yet effective for the year ended December 31, 2013, and have not been applied in preparing these consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB has issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement, and some of the requirements of IFRS 7, Financial Instruments: Disclosures. The date IFRS 9 becomes effective has been left open by the IASB pending finalization of the impairment and classification and measurement requirements. The objective of IFRS 9 is to establish principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. The Company will evaluate the impact of adopting IFRS 9 on its consolidated financial statements, including the possibility of early adoption in future periods.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

IFRIC 21 – Levies

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Company intends to adopt IFRIC 21 in its financial statements for the annual period beginning January 1, 2014. The extent of the impact of adoption of IFRIC 21 has not yet been determined.

6.	ACQUISITION

Trelawney – Côté Gold project

On June 21, 2012, IAMGOLD acquired all of the outstanding common shares of Trelawney Mining and Exploration Inc. (“Trelawney”), a Canadian junior mining and exploration company that owns a 92.5% interest in the Côté Gold project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.

For each common share of Trelawney, IAMGOLD paid C$3.30 in cash. The total purchase price amounted to $542.6 million, which includes transaction costs of $6.2 million and is net of cash and cash equivalents acquired of $57.9 million.

Prior to the acquisition, IAMGOLD’s investment in Trelawney was designated as an AFS marketable security. The fair value of the investment on the date of the acquisition of $56.9 million has been included as part of consideration for the transaction.

Based on management’s judgment, this acquisition does not meet the definition of a business combination (refer to note 3(h)) as the primary asset (Côté Gold project) is an exploration stage property. Consequently, the transaction has been recorded as an acquisition of an asset.

The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value.

Assets acquired and liabilities assumed
Current assets	$4.8
Mining assets	7.6
Exploration and evaluation assets	532.7
Other non-current assets	0.8
Current liabilities	(2.6)
Asset retirement obligations	(0.4)
Other non-current liabilities	(0.3)

$542.6

Consideration paid
Cash payment	$543.6
Less: Cash and cash equivalents acquired	(57.9)

Cash consideration	485.7
Initial investment	56.9

$542.6

7.	DIVESTITURES

Quimsacocha project

On November 14, 2012, IAMGOLD disposed of its interest in the Quimsacocha project in Ecuador to INV Metals through the sale of all of the shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A. This project was renamed as the Loma Larga project by INV Metals subsequent to this transaction. In exchange IAMGOLD received 231.3 million common shares of INV Metals which were valued at $27.8 million with transaction costs of $1.2 million. The disposition resulted in a net after-tax loss of $3.0 million. The Company’s investment in INV Metals represents 47% of the issued and outstanding common shares of INV Metals. This investment has been accounted for using the equity method.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

8.	CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2013	2012
Cash	$211.9	$455.4
Short-term deposits with initial maturities of three months or less	10.4	341.9

	$222.3	$797.3

9.	GOLD BULLION

		December 31,	December 31,
		2013	2012
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($millions)	$96.9	$96.9
Spot price for gold, end of the year	($/oz)	$1,205	$1,658
Market value, end of the year	($millions)	$162.3	$223.3

10.	RECEIVABLES AND OTHER CURRENT ASSETS

	December 31,	December 31,
	2013	2012
Gold receivables	$5.2	$6.4
Niobium receivables	18.2	16.8
Receivables from governments [1]	25.5	40.4
Receivables from related parties	0.2	57.1
Other receivables	7.7	9.7

Total receivables	56.8	130.4
Marketable securities and warrants	9.2	19.0
Prepaid expenses	12.7	18.9
Derivatives	—	16.8
Other current assets	1.3	—

	$80.0	$185.1

1	Receivables from governments relate primarily to value added tax.

For the year ended December 31, 2013, the Company recognized an allowance for doubtful non-trade receivables of $13.3 million (December 31, 2012 – $nil).

11.	INVENTORIES

	December 31,	December 31,
	2013	2012
Finished goods
Gold production inventories	$69.1	$38.9
Niobium production inventories	21.5	14.5
Ore stockpiles	16.1	42.8
Mine supplies	193.5	163.3

	300.2	259.5
Ore stockpiles included in other non-current assets	103.8	82.6

	$404.0	$342.1

For the year ended December 31, 2013, the Company recognized a write-down of non-current ore stockpiles to net realizable value of $10.6 million (December 31, 2012 – $nil).

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

12.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Associates		Joint Ventures[4]
	Galane[1,2]	INV Metals[3]	Sadiola	Yatela	Total
Balance, January 1, 2012	$16.3	$—	$84.2	$5.6	$106.1
Acquisition	—	27.8	—	—	27.8
Dividends	—	—	(16.5)	—	(16.5)
Share of net earnings (losses), net of income taxes	12.0	—	38.7	(4.0)	46.7

Balance, December 31, 2012	28.3	27.8	106.4	1.6	164.1
Impairment, net of reversal	(20.3)	(19.7)	—	—	(40.0)
Currency translation adjustment	—	(0.3)	—	—	(0.3)
Share of net losses, net of income taxes[5]	(8.0)	(1.3)	(47.4)	(10.7)	(67.4)
Share of net losses applied to the loan receivable from Yatela	—	—	—	8.3	8.3
Share of net losses recorded as provision				0.8	0.8

Balance, December 31, 2013	$—	$6.5	$59.0	$—	$65.5

1	As part of the consideration from the sale of the Mupane gold mine, the Company received common shares of Galane, the new owner of the Mupane mine, representing 48.5% of the outstanding shares of Galane as of August 31, 2011 (date of the transaction). The ownership percentage in Galane as of December 31, 2013 was 43%. This investment is accounted for using the equity method. The Company includes Galane’s results on a three-month lag. The latest available financial statements are as of September 30, 2013. The Company is not aware of any material events from September 30 to December 31, 2013. The carrying amount of this asset was recorded on the balance sheet on September 1, 2011 at its fair value of $17.9 million. The fair value of the Company’s shares in Galane was $1.9 million based on its market quoted price at December 31, 2013.
2	The Company’s unrecognized share of Galane’s net losses for the year ended December 31, 2013 was $4.3 million (December 31, 2012 - $nil).
3	On November 14, 2012, IAMGOLD disposed of its interest in the Quimsacocha project in Ecuador through the disposal of all shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for a total of 231.3 million common shares of INV Metals valued at $27.8 million, which is 47% of INV Metals’ issued and outstanding shares. This investment has been accounted for using the equity method. IAMGOLD includes INV Metals’ results on a three-month lag. The latest available financial statements are as of September 30, 2013. The Company is not aware of any material events from September 30 to December 31, 2013. The carrying amount of this asset was recorded on November 14, 2012, at its fair value of $26.6 million. The fair value of the Company’s shares in INV Metals was $6.5 million based on its market quoted price at December 31, 2013.
4	The Company’s joint ventures are not publicly listed entities and consequently quoted market prices are not available.
5	Includes a write-down of $62.3 million in Sadiola related to capitalized stripping assets due to changes in the mine plan and non-current ore stockpiles recorded to net realizable value.

The breakdown of the assets and liabilities that have been aggregated into the single line investments in associates and joint ventures as at January 1, 2012 following the adoption of IFRS 11 is as follows:

	Sadiola	Yatela	Total
Cash and cash equivalents	$1.5	$3.4	$4.9
Other current assets	44.4	23.1	67.5
Non-current assets	103.6	6.0	109.6
Current liabilities	(32.7)	(11.4)	(44.1)
Non-current liabilities	(32.6)	(15.5)	(48.1)

Net assets	$84.2	$5.6	89.8
Investments in associates prior to the adoption of IFRS 11			16.3

Balance, January 1, 2012 upon adoption of IFRS 11			$106.1

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

Financial information for investments in Sadiola and Yatela, not adjusted for the percentage held by the Company, is summarized below:

	December 31, 2013		December 31, 2012
Joint Ventures	Sadiola	Yatela	Sadiola	Yatela
Summarized statement of earnings
Revenues	$294.9	$99.5	$411.9	$119.3
Depreciation expense	(18.8)	(10.7)	(14.6)	(8.4)
Other expenses	(399.8)	(123.7)	(283.8)	(125.8)
Income taxes	8.1	(0.8)	(19.2)	5.0

Net earnings (losses) and comprehensive income (loss)	$(115.6)	$(35.7)	$94.3	$(9.9)

Summarized balance sheet
Assets
Cash and cash equivalents	$3.5	$2.1	$29.4	$10.5
Other current assets	126.7	29.8	63.5	35.0
Non-current assets	287.7	12.4	353.2	16.2

	$417.9	$44.3	$446.1	$61.7

Liabilities
Current liabilities	$66 .8	$43.7	$116.6	$22.6
Non-current liabilities	207.1	32.0	70.3	34.8

	$273.9	$75.7	$186.9	$57.4

Net assets	$144.0	$(31.4)	$259.2	$4.3

The following table reconciles the summarized balance sheet to the carrying amount of the Company’s interest in joint ventures:

	December 31, 2013		December 31, 2012
	Sadiola	Yatela	Sadiola	Yatela
The Company’s equity percentage of net assets of joint ventures	41%	40%	41%	40%

Share of net assets of joint ventures	$59.0	$(12.6)	$106.4	$1.6
Losses applied to loans receivable	—	12.0	—	—
Losses recognized in provisions	—	0.8	—	—
Other	—	(0.2)	—	—

Carrying amount of interest in joint ventures	$59.0	$—	$106.4	$1.6

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

Financial information for investments in Galane and INV Metals, not adjusted for the percentage held by the Company, is summarized below:

	September 30, 2013		September 30, 2012
Associates	Galane	INV Metals	Galane	INV Metals
Revenues	$54.3	$—	$94.8	$—

Net earnings (losses)	$(34.3)	$(2.8)	$25.2	$—
Other comprehensive income (loss)	—	(0.7)	—	—

Comprehensive income (loss)	$(34.3)	$(3.5)	$25.2	$—

Summarized balance sheet
Assets
Current assets	$13.2	$20.2	$30.4	$25.6
Non-current assets	24.8	27.4	42.0	25.0

	$38.0	$47.6	$72.4	$50.6

Liabilities
Current liabilities	$7.5	$0.4	$8.4	$0.4
Non-current liabilities	7.6	0.5	9.4	0.2

	$15.1	$0.9	$17.8	$0.6

Net assets	$22.9	$46.7	$54.6	$50.0

The following table reconciles the summarized balance sheet to the carrying amount of the Company’s interest in associates:

	September 30, 2013		September 30, 2012
	Galane	INV Metals	Galane	INV Metals
The Company’s equity percentage of net assets of associates	43%	47%	45%	47%

Share of net assets of associates	$9.8	$21.9	$24.7	$23.5
Impairment, net of reversal	(20.3)	(19.7)	—	—
Purchase price adjustments	3.4	4.3	3.4	4.3
Unrecognized losses and other	7.1	—	0.2	—

Carrying amount of interest in associates	$—	$6.5	$28.3	$27.8

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

13.	MINING ASSETS

	Construction	Mining	Plant and
	in progress	properties	equipment	Total
Cost
Balance, January 1, 2012	$95.9	$1,634.6	$1,059.1	$2,789.6
Additions	379.2	105.8	115.6	600.6
Changes in asset retirement obligations	—	29.4	—	29.4
Disposals	—	—	(11.4)	(11.4)
Transfer[1]	329.6	—	—	329.6
Transfers within mining assets	(103.0)	25.1	77.9	—
Other	—	—	9.0	9.0

Balance, December 31, 2012	701.7	1,794.9	1,250.2	3,746.8
Additions	437.4	159.9	120.5	717.8
Changes in asset retirement obligations	—	29.3	—	29.3
Disposals	—	(5.5)	(24.6)	(30.1)
Transfers within mining assets	(154.7)	13.2	141.5	—

Balance, December 31, 2013	$984.4	$1,991.8	$1,487.6	$4,463.8

Accumulated depreciation and impairment charges
Balance, January 1, 2012	$—	$629.4	$340.7	$970.1
Depreciation expense[2]	—	73.5	92.0	165.5
Disposals	—	—	(7.3)	(7.3)
Other	—	—	0.5	0.5

Balance, December 31, 2012	—	702.9	425.9	1,128.8
Depreciation expense[2]	—	105.0	110.6	215.6
Impairment charges	—	631.4	—	631.4
Disposals	—	(5.5)	(19.2)	(24.7)

Balance, December 31, 2013	$—	$1,433.8	$517.3	$1,951.1

Carrying amount, December 31, 2012	$701.7	$1,092.0	$824.3	$2,618.0

Carrying amount, December 31, 2013	$984.4	$558.0	$970.3	$2,512.7

1	Upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to construction in progress. During the year ended December 31, 2012, capitalized costs related to the Westwood project were transferred from exploration and evaluation assets to mining assets.
2	Excludes depreciation expense relating to corporate assets, which is included in general and administrative expenses.

Construction in progress at December 31, 2013 and 2012 included capital expenditures related to projects at the following: Rosebel mine (2013 – $5.3 million; 2012 – $40.6 million), Essakane mine (2013 – $ 287.0 million; 2012 – $109.7 million), Niobec mine (2013 – $62.5 million; 2012 – $32.2 million), and Westwood mine (2013 – $600.4 million; 2012 – $517.6 million).

In 2013, borrowing costs attributable to qualifying assets associated with Essakane, Niobec and Westwood mines capitalized in construction in progress totaled $27.6 million (2012 – $1.6 million) at a weighted average interest rate of 6.97% (2012 – 6.97%).

Mining properties at December 31, 2013 included capitalized stripping costs of $170.5 million (2012 – $82.6 million). Stripping costs of $127.6 million were capitalized during 2013 (2012 – $66.3 million), and $39.7 million were depreciated during 2013 (2012 – $7.9 million).

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

14.	EXPLORATION AND EVALUATION ASSETS

	December 31,	December 31,
	2013	2012
Balance, beginning of the year	$533.3	$356.5
Exploration and evaluation expenditures	—	2.0
Acquisitions[1]	—	532.7
Disposal of the Quimsacocha project	—	(28.3)
Transfer to mining assets[2]	—	(329.6)

Balance, end of the year	$533.3	$533.3

1	Related to the Côté Gold project.
2	Upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to construction in progress. During 2012, capitalized costs related to the Westwood project were transferred from exploration and evaluation assets to mining assets.

15.	GOODWILL

	December 31,	December 31,
	2013	2012
Cash-generating units
Suriname	$—	$168.4
Doyon division	—	88.3

	$—	$256.7

	Years ended December 31,
	2013	2012
Balance, beginning of the year	$256.7	$256.7
Impairment charges	(256.7)	—

Balance, end of the year	$—	$256.7

16.	OTHER NON-CURRENT ASSETS

	December 31,	December 31,
	2013	2012
Ore stockpiles	$103.8	$82.6
Marketable securities and warrants	32.6	76.3
Deposits on non-current assets	6.5	77.3
Receivables from governments[1]	31.6	25.3
Receivables from related parties	38.5	1.3
Royalty interests	21.3	18.8
Capital assets	11.5	10.3
Other	22.5	12.4

	$268.3	$304.3

1	Receivables from governments relate primarily to exploration credits.

For the year ended December 31, 2013, the Company recognized an allowance for doubtful non-trade receivables of $36.0 million (December 31, 2012 – $nil).

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(a)	Royalty Interests

		Accumulated	Net Royalty
	Cost	Depreciation	Interest
December 31, 2012
Diavik[1]	$49.4	$31.4	$18.0
Paul Isnard concession[2]	0.8	—	0.8

	$50.2	$31.4	$18.8

December 31, 2013
Diavik[1]	$49.4	$33.7	$15.7
Paul Isnard concession[2]	5.6	—	5.6

	$55.0	$33.7	$21.3

1	The Company owns a 1% gross proceeds’ royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Dominion Diamond Corporation and Diavik Diamond Mines Inc.
2	Royalty on gold production from the Paul Isnard concessions. On December 5, 2011, the Company entered into an option agreement which provides the third party an ability to purchase the existing royalty (expires on July 30, 2015). The option was exercised and the royalty was sold on November 7, 2013 in exchange for C$4.2 million, 18.2 million shares in Columbus Gold Corp., and a net smelter return (“NSR”) royalty in the Paul Isnard concession with an estimated fair value of $5.6 million.

17.	FINANCIAL INSTRUMENTS

	December 31, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
Financial assets (liabilities)	Amount	Value	Amount	Value
Cash and cash equivalents	$222.3	$222.3	$797.3	$797.3
Total current receivables	56.8	56.8	130.4	130.4
Total non-current receivables	70.1	70.1	26.6	26.6
Marketable securities and warrants	41.8	41.8	95.3	95.3
Fixed rate investments	5.3	5.3	—	—
Net derivative assets (liabilities)	(5.2)	(5.2)	16.6	16.6
Accounts payable and accrued liabilities	(185.6)	(185.6)	(219.4)	(219.4)
Long-term debt[1]	(650.0)	(569.6)	(650.0)	(651.6)

1	The carrying amount and the fair value of the long-term debt excludes unamortized deferred transaction costs of $9.7 million as at December 31, 2013 (December 31, 2012 – $11.2 million).

(a)	Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage.

As at December 31, 2013, the Company’s cash, cash equivalents and gold bullion position at market value was $384.6 million (December 31, 2012 – $1,020.6 million). The Company had notes payable of $650.0 million as at December 31, 2013 (December 31, 2012 – $650.0 million).

As at December 31, 2013, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. As at December 31, 2013, the Company has committed $65.1 million (December 31, 2012 – $69.5 million) of its $75.0 million letters of credit revolving facility for the guarantee of certain asset retirement obligations.

On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1.0 billion. This renewal has a life of 25 months and may be utilized by the Company to fund ongoing operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The Company filed this base shelf prospectus to maintain financial flexibility. The value of the securities to be issued is subject to compliance with the covenants of the unsecured revolving credit facilities.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;

•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;

•	Invest or maintain investment in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management;

•	Monitor cash balances within each operating entity;

•	Perform short- to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and

•	Determine market risks inherent in the business, including currency, fuel and other non-gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables and derivative assets. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.

The Company holds cash and cash equivalents in credit worthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

The credit risk related to gold receivables is considered minimal as gold is sold to creditworthy major banks and settled promptly, usually within the following month.

Credit risk on niobium receivables arises from difficulties buyers may have in meeting their payment obligations. At December 31, 2013, 80% (December 31, 2012 – 61%) of outstanding settlement receivables from sales of niobium were outstanding for less than 30 days, and 18% (December 31, 2012 – 30%) for between 30 and 60 days. In order to minimize the credit risk related to receivables from sales of niobium, credit limit exposure reviews are performed on a regular basis. No impairment of receivables from niobium sales was recognized in 2013 and 2012. There was no amount that would otherwise be past due or impaired whose terms have been renegotiated. The Company does not hold any security or any other credit enhancements in relation to these receivables.

The credit risk is also related to receivables from governments related primarily to value added tax. Pending completion of certain government audits, the full balance recorded may not be ultimately realized.

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks, share and commodity market price risk, currency risk, and interest rate risk.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

a.	AFS marketable securities, held for trading warrants and market price risk

IAMGOLD holds certain marketable securities and warrants following the settlement of specific transactions (e.g., disposal of a project in exchange for the shares of the counterparty) or as a strategic investment. These investments relate to mining companies which are part of a volatile market. Share market price exposure risk is related to the fluctuation in the market price of marketable securities and warrants held as investments.

Investments in marketable securities are classified as AFS financial assets and are recorded at fair value in receivables and other current assets for marketable securities expected to be sold in the next twelve months, and for the remainder in other non-current assets on the consolidated balance sheet.

The unrealized gains related to change in market price of marketable securities classified as AFS are recorded in accumulated other comprehensive income within equity. The Company sold some of its marketable securities during 2013 and 2012. Gains previously included in accumulated other comprehensive income were transferred to the consolidated statement of earnings.

During the year ended December 31, 2013, the Company reviewed the value of marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that impairment charges were required.

	Years ended December 31,
Movement in AFS fair value reserve	2013	2012
Net unrealized change in fair value of AFS financial assets
Unrealized gains (losses)	$(46.9)	$9.4
Tax impact	6.4	(1.2)

	(40.5)	8.2

Net realized change in fair value and impairment of AFS financial assets
Gains on sale of marketable securities	(0.8)	(25.5)
Transfer of impairment losses	14.3	17.6
Tax impact	(1.8)	1.0

	11.7	(6.9)

	$(28.8)	$1.3

The Company also has share purchase warrants included in other non-current assets on the consolidated balance sheet. An unrealized loss of $0.6 million related to the change in the fair value of these warrants was recorded at December 31, 2013 (December 31, 2012 – $3.5 million).

At December 31, 2013, the impact of an increase of 10% in the fair value of marketable securities and warrants would have resulted in an increase in unrealized gains net of tax of $3.5 million that would be included in other comprehensive income and no material change in net earnings. The impact of a decrease of 10% in the fair value of marketable securities and warrants would have resulted in a decrease in unrealized gains net of tax of $2.5 million that would be included in other comprehensive income and a loss of $1.0 million in net earnings.

b.	Currency exchange rate risk

Movements in the Canadian dollar (C$) and the Euro (€) against the U.S. dollar have a direct impact on the Company’s financial statements. Canadian and international operations have exposure to these currencies; however metal sales are mainly transacted in the U.S. dollar and a significant portion of each international operation’s cost base is denominated in the U.S. dollar.

The impact of conversion of transactions denominated in foreign currencies is accounted for in the statements of earnings and presents increased risk, as these foreign currency rates fluctuate in relation to the U.S. dollar.

The Company monitors on a regular basis its hedge position for its exposure to the Canadian dollar and the Euro by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements at some of its mine sites, and corporate costs.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2013, the Company had outstanding contracts, which did not qualify for hedge accounting for Canadian dollar forward and option contracts for 2014 of C$305 million ($283 million) covering approximately 62% of its planned exposure. Contract rates range from C$1.02/$ to C$1.0975/$.

The fair value of these contracts was included in other current and non-current assets (liabilities).

	December 31,	December 31,
	2013	2012
Canadian dollar (C$)	$(4.4)	$9.2
Euro (€)	—	4.8

	$(4.4)	$14.0

The fair value as at December 31, 2013, and the fair value based on an increase or a decrease of 10% of the U.S. dollar exchange rate would have been as follows. The entire change in fair value would be recorded in the consolidated statements of earnings.

	December 31, 2013	Increase of 10%	Decrease of 10%
Canadian dollar ($)	$(4.4)	$(24.7)	$11.9

c.	Sensitivity analysis on net monetary assets

The foreign exchange loss recorded in 2013 of $4.5 million (2012 – gain of $12.3 million) was mainly due to the impact of foreign exchange variation on the net monetary asset position comprising of items such as cash held in Canadian dollars, receivables, payables, and income taxes payable, denominated in a foreign currency.

A weakening of 10% of the Canadian dollar against the U.S. dollar as at December 31, 2013 would have decreased net earnings by approximately $5.0 million. A strengthening of 10% of the Canadian dollar against the U.S. dollar as at December 31, 2013 would have increased net earnings by approximately $6.0 million.

d.	Oil contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

During the year, the Company increased its hedge position for its exposure to fuel by executing option contracts.

As at December 31, 2013, the Company had no outstanding option contracts for 2014 and outstanding option contracts for 2015 of 600,000 barrels of oil, which did not qualify for hedge accounting, covering approximately 41% of its estimated fuel exposure. Contract prices range from $79 to $95 per barrel. Planned fuel requirements are for the Rosebel, Essakane, Westwood and Niobec operations.

The fair value at December 31, 2013 was included in derivatives lines of receivables and other current assets and liabilities.

	December 31, 2013	December 31, 2012
Crude oil option contracts	$(0.4)	$2.7

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the consolidated statement of earnings.

	December 31, 2013	Increase of 10%	Decrease of 10%
Crude oil options contracts	$(0.4)	$3.7	$(3.1)

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

e.	Aluminum contracts and market price risk

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations in aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine. The Company used swap contracts to economically hedge 55% of its aluminum exposure for 2014 at the Niobec mine. The negative fair value of outstanding contracts as at December 31, 2013 of $0.4 million was included in other non-current liabilities. Contract prices range from $1,900 to $2,150.

	December 31,	December 31,
	2013	2012
Aluminum contracts	$(0.4)	$(0.1)

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the consolidated statement of earnings.

	December 31, 2013	Increase of 10%	Decrease of 10%
Aluminum contracts	$(0.4)	$—	$(0.7)

f.	Interest rate risk

Interest rate risk is the risk that the value of assets and liabilities will change when the related interest rates change. The Company is exposed to interest rate risk on its cash and cash equivalents, long-term debt and credit facility. The Company does not take any particular measures to protect itself against fluctuations in interest rates. The interest rate risk related to cash and cash equivalents is low because of the short-term nature of these securities.

The senior unsecured notes (“Notes”) bear interest at the rate of 6.75% per annum. Changes in interest rates do not have an impact on interest expense related to the Notes because the rate is fixed.

The credit facility provides for an interest rate margin above LIBOR, BA prime rate and Base rate advances which varies according to the senior debt ratio. Related interest rates are based on market interest rates. Fees related to the letter of credit and standby fees also vary according to the senior debt ratio. A change in the interest rate for the credit facility would have an impact on net earnings and/or capitalized costs depending on whether there were expenditures on qualifying assets in the period. If interest rate in 2013 had been 10% lower or higher with all other variables held constant, the impact on the interest expense would not have been material during 2013.

(b)	Derivative gains (losses)

Derivative gains (losses) are included in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings.

	Years ended December 31,
	2013	2012
Unrealized gains (losses) on
Derivatives - currency contracts	$(18.4)	$19.0
Derivatives - oil contracts	(3.1)	0.1
Derivatives - aluminum contracts	(0.2)	0.6
Derivatives - warrants	(0.6)	(3.5)

	(22.3)	16.2

Realized gains (losses) on
Derivatives - currency contracts	11.6	(2.3)
Derivatives - oil contracts	2.6	(0.6)
Derivatives - aluminum contracts	(0.8)	(0.8)

	13.4	(3.7)

	$(8.9)	$12.5

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

18.	FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as derived from prices.

•	Level 3 inputs are unobservable inputs for the asset or liability.

(a)	Assets and liabilities measured at fair value on a recurring basis

As at December 31, 2013, the Company’s assets and liabilities recorded at fair value were as follows:

Fair value, December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$222.3	$—	$—	$222.3
Marketable securities	30.5	—	11.2	41.7
Warrants	—	0.1	—	0.1
Fixed rate investments	5.3	—	—	5.3
Derivatives
Oil contracts	—	0.1	—	0.1

	$258.1	$0.2	$11.2	$269.5

Liabilities
Derivatives
Oil contracts	$—	$(0.5)	$—	$(0.5)
Currency contracts	—	(4.4)	—	(4.4)
Aluminum contracts	—	(0.4)	—	(0.4)

	$—	$(5.3)	$—	$(5.3)

(b)	Assets and liabilities measured at fair value on a non-recurring basis

Fair value, December 31, 2013	Level 1	Level 2	Level 3	Total
Investments in associates - INV Metals[1]	$6.5	$—	$—	$6.5

[1]	The investment in INV Metals, which is included in investments in associates and joint ventures and accounted for using the equity method, had impairment charges, net of reversal of $19.7 million for the year ended December 31, 2013.

(c)	Valuation techniques

(i)	Marketable Securities

The fair value of AFS marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market that is the principal active market for that particular security. Investments in equity instruments that are AFS financial assets and are not actively traded use valuation techniques that require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price for these securities, obtained from the entity, to value these marketable securities.

AFS financial assets included in Level 3
Balance, January 1, 2013	$21.7
Change in fair value reported in other comprehensive income	(10.5)

Balance, December 31, 2013	$11.2

(ii)	Warrants

The fair value of warrants, classified as financial assets at fair value through profit or loss, is obtained through the use of the Black-Scholes pricing model, which uses share price inputs and volatility measurements, and is therefore classified within Level 2 of the fair value hierarchy.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(iii) Fixed rate investments

The fair value of fixed rate investments is measured using quoted prices in active markets, and is therefore classified within Level 1 of the fair value hierarchy.

(iv) Derivatives

For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third party valuations. Valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument, and are therefore classified within Level 2 of the fair value hierarchy.

(v) Long-term debt

Long-term debt is accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy.

(vi) Investment in associates

After application of the equity method, if the fair value of an investment in associate declines below its carrying amount, the Company performs qualitative and quantitative assessments of whether the decline is either significant or prolonged. For publicly traded companies, the Company measures fair value of its investment in associates based on a market approach reflecting the closing price of the investment in the associate’s shares at the balance sheet date. Since there is a quoted-market price, this is classified within Level 1 of the fair value hierarchy.

(vii) FVLCD of CGU’s

The FVLCD of CGU’s were determined for purposes of the impairment assessment. The FVLCD was largely determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the CGU. FVLCD is classified within level 3 on the fair value hierarchy. Refer to note 33.

19.	CAPITAL MANAGEMENT

IAMGOLD’s objectives when managing capital are to:

•	Ensure the Company has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy;

•	Ensure the Company complies with its long-term debt covenants; and

•	Protect the Company’s value with respect to market and risk fluctuations.

The Company’s capital items are the following:

	December 31, 2013	December 31, 2012
Cash and cash equivalents	$222.3	$797.3
Gold bullion at market value	162.3	223.3
Credit facilities available for use	750.0	750.0
Long-term debt[1]	650.0	650.0
Common shares	2,317.6	2,315.8

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $9.7 million as at December 31, 2013 (December 31, 2012 – $11.2 million).

The Company is in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, or purchase or sell gold bullion.

In December 2013, the Company suspended future dividend payments in order to preserve its consolidated balance sheet, which is in line with its capital management strategy.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

The Company’s cash and cash equivalents, and gold bullion position valued at the December 31, 2013 gold market price, was $384.6 million (December 31, 2012 – $1,020.6 million). This decrease was mainly due to the capital expenditures related to mining assets, income tax payments, payment of dividends, decrease in the gold price, interest on high yield debt and advances to Sadiola, partially offset by net cash generated by operating activities.

On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1 billion. This renewal has a life of 25 months and may be utilized to fund ongoing operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The value of the securities to be issued is subject to compliance with the covenants of the unsecured revolving credit facilities.

20.	PROVISIONS

	December 31,	December 31,
	2013	2012
Asset retirement obligations	$235.6	$218.5
Other	22.8	22.4

	$258.4	$240.9

Non-current provisions	$247.0	$235.0
Current portion of provisions	11.4	5.9

	$258.4	$240.9

(a)	Asset retirement obligations

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life and discount rates, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on a best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

The following table presents the reconciliation of the provision for asset retirement obligations:

	Years ended December 31,
	2013	2012
Balance, beginning of year	$218.5	$184.2
Acquisition of the Côté Gold project	—	0.4
Revision of estimated cash flows and discount rates:
Capitalized in mining assets	29.3	29.4
Expense (recovery) related to closed sites	(8.8)	5.3
Accretion expense[1]	1.7	1.1
Disbursements	(5.1)	(1.9)

Balance, end of year	235.6	218.5
Less: current portion	(9.4)	(4.4)

Non-current portion	$226.2	$214.1

1	Included in finance costs.

As at December 31, 2013, the Company had letters of credit in the amount of $65.1 million to guarantee asset retirement obligations compared to $69.5 million at December 31, 2012. The Company also has legally restricted cash of $8.6 million (December 31, 2012 – $3.1 million) included in other non-current assets for the purposes of settling asset retirement obligations.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2013, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average real discount rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required	Expected Timing of Payments	Average Real Discount Rate
Rosebel mine	$78.4	2014 - 2032	1.7%
Essakane mine	57.4	2014 - 2028	0.7%
Doyon mine	123.6	2014 - 2043	1.2%
Niobec mine	9.4	2014 - 2029	1.2%
Other Canadian sites	14.5	2014 - 2109	0.9%

	$283.3

The schedule of estimated future disbursements for rehabilitation and for security deposits is as follows:

2014	$10.0
2015	1.9
2016	2.0
2017	5.0
2018	3.6
2019 onwards	260.8

$283.3

(b)	Provisions for litigation claims and regulatory assessments

By their nature, contingencies will only be determined when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Company operates in various countries around the world and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company is diligent and exercises informed judgment to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.

The Company is also subject to various litigation actions. In-house counsel, outside legal advisors, and other subject matter experts assess the potential outcome of litigation and regulatory assessments. Accordingly, the Company establishes provisions for future disbursements considered probable. As at December 31, 2013 the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments for which no provision has been recorded will have a material impact on the financial position of the Company.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

21.	INCOME TAXES

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2013	2012
Deferred income tax assets:
Other assets	$15.9	$20.3
Exploration and evaluation assets	105.4	76.6
Share issue costs	0.4	0.7
Non-capital losses	94.5	96.0
Asset retirement obligations	19.6	28.3
Income tax benefit of mining duties	12.9	7.9

	248.7	229.8

Deferred income tax liabilities:
Mining assets	(288.5)	(389.4)
Royalty interests	(9.8)	(15.9)
Other intangible assets	(1.2)	(1.4)
Mining duties	(48.3)	(29.3)
AFS financial assets	(2.0)	(6.6)
Other	(37.2)	(13.3)

	(387.0)	(455.9)

Net deferred income tax liabilities	$(138.3)	$(226.1)

Classification
Non-current assets	$74.0	$55.4
Non-current liabilities	(212.3)	(281.5)

	$(138.3)	$(226.1)

As at December 31, 2013, for Canadian income tax purposes, the Company has non-capital loss carry forwards of $447.5 million and a net capital loss carry forward of $140.2 million which, subject to certain restrictions, may be used to reduce taxable income in the future.

The non-capital loss carry forwards begin to expire in 2014. The amount to expire in 2014 is approximately $0.3 million. The net capital loss carry forward may be carried forward indefinitely, but can only be used to reduce capital gains. The exploration and development expenses may be carried forward indefinitely.

The Company has not recognized tax benefits on non-capital loss carry forward of $88.7 million, net capital loss carry forward of $140.2 million and exploration and development expenses of $66.4 million. It is not probable that these deferred tax assets will be realized in the future.

Governmental assistance, in the form of a Quebec refundable credit, has reduced the amount capitalized for exploration expenditures as at December 31, 2013 to $nil (December 31, 2012 – $2.3 million).

The Company has not recognized tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has not been met. Consequently, deferred tax assets have not recognized on the loss carry forwards and other deductible amounts of $401.8 million in these jurisdictions as it is not probable that the deferred tax asset will be realized in the future.

The Company has not recognized a deferred tax liability on temporary differences of $341.1 million (December 31, 2012 - $691.6 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

Income taxes differ from the amount that would have been computed by applying the combined Canadian federal and provincial statutory income tax rate of 26.6% for the year ended December 31, 2013, (December 31, 2012 – 26.8%) to earnings from continuing operations before income taxes. The reasons for the differences are as follows:

	Years ended December 31,
	2013	2012
Earnings (losses) before income taxes	$(869.8)	$564.7

Income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate	$(231.8)	$151.3
Increase (reduction) in income taxes resulting from:
Earnings (losses) not subject to taxation	3.4	(0.1)
Earnings (losses) in foreign jurisdictions subject to different tax rates	38.6	(4.0)
Tax benefits not recognized	50.2	21.7
Provincial mining duty tax	2.0	5.2
Non-deductible expenses	27.6	17.4
Tax impact of impairment charges	83.7	—
Non-resident withholding taxes	5.7	5.2
Foreign exchange related to income taxes	(4 .8)	(6.1)
Change in enacted tax rates	4.7	(1.3)
Under provided in prior periods	9.3	1.2
Other	2.2	3.0

Total income taxes	$(9.2)	$193.5

The effective tax rates for the years ended December 31, 2013 and 2012 was 1.1% and 34.3%, respectively.

The income taxes on OCI were made up of the following components:

	Years ended December 31,
	2013	2012
Unrealized change in fair value of AFS financial assets	$(6.4)	$1.2
Realized change in fair value and impairment of AFS financial assets	1.8	(1.0)
Other	0.8	(0.8)

Total income taxes related to OCI	$(3.8)	$(0.6)

The income taxes are made up of the following components:

	Years ended December 31,
	2013	2012
Current:
Federal and provincial income taxes	$(6.4)	$5.0
Provincial mining taxes	4.3	2.2
Foreign income taxes	71.3	163.3

	69.2	170.5

Deferred:
Federal and provincial income tax - origination and reversal of temporary differences	(6.4)	(1.1)
Provincial mining taxes - origination and reversal of temporary differences	19.2	3.0
Foreign income taxes - origination and reversal of temporary differences	(95.9)	22.4
Changes in tax rates or imposition of new taxes	4.7	(1.3)

	(78.4)	23.0

Total income taxes	$(9.2)	$193.5

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

The 2013 movement for deferred income taxes may be summarized as follows:

	December 31, 2012	Statement of earnings	Other comprehensive income	Other	December 31, 2013
Deferred income tax assets:
Other assets	$20.3	$(6.5)	$(0.8)	$2.9	$15.9
Exploration and evaluation assets	76.6	28.8	—	—	105.4
Share issue costs	0.7	(0.3)	—	—	0.4
Non-capital losses	96.0	(1.5)	—	—	94.5
Asset retirement obligations	28.3	(8.7)	—	—	19.6
Income tax benefit on mining duties	7.9	5.0	—	—	12.9
Deferred income tax liabilities:
Mining assets	(389.4)	100.9	—	—	(288.5)
Royalty interests	(15.9)	6.1	—	—	(9.8)
Other intangible assets	(1.4)	0.2	—	—	(1.2)
Mining duties	(29.3)	(19.0)	—	—	(48.3)
AFS financial assets	(6.6)	—	4.6	—	(2.0)
Other	(13.3)	(26.6)	—	2.7	(37.2)

	$(226.1)	$78.4	$3.8	$5.6	$(138.3)

The 2012 movement for deferred income taxes may be summarized as follows:

	December 31, 2011	Statement of earnings	Other comprehensive income	Other	December 31, 2012
Deferred income tax assets:
Other assets	$25.4	$(5.9)	$0.8	$—	$20.3
Exploration and evaluation assets	10.4	66.2	—	—	76.6
Share issue costs	4.5	(3.8)	—	—	0.7
Non-capital losses	57.3	38.7	—	—	96.0
Mining assets	16.2	(16.2)	—	—	—
Asset retirement obligations	27.0	1.3	—	—	28.3
Income tax benefit on mining duties	6.5	1.4	—	—	7.9
Deferred income tax liabilities:
Mining assets	(232.4)	(157.0)	—	—	(389.4)
Exploration and evaluation assets	(56.4)	56.4	—	—	—
Royalty interests	(15.9)	—	—	—	(15.9)
Other intangible assets	(1.6)	0.2	—	—	(1.4)
Mining duties	(23.9)	(5.4)	—	—	(29.3)
AFS financial assets	(7.0)	0.6	(0.2)	—	(6.6)
Other	(13.8)	0.5	—	—	(13.3)

	$(203.7)	$(23.0)	$0.6	$—	$(226.1)

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

22.	LONG-TERM DEBT

(a)	Senior unsecured notes

On September 21, 2012, the Company issued at face value $650.0 million of Notes with an interest rate of 6.75% per annum. The Notes are denominated in U.S. dollars and mature on October 1, 2020. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1 of each year commencing in 2013.

Except as noted below, the Notes are not redeemable, in whole or part, by the Company until October 1, 2016. On and after October 1, 2016, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 1 of each of the following years is: 2016 – 103.375%; 2017 – 101.688%; and 2018 and thereafter – 100%.

Prior to October 1, 2016, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium for accrued and unpaid interest.

Prior to October 1, 2015 using the cash proceeds from an equity offering the Company may redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price equal to 106.750% of the aggregate principal amount thereof, plus accrued and unpaid interest up to the redemption date.

The following are the contractual maturities related to the Notes, including estimated interest payments.

	Payments due by period
Balance, December 31, 2013	Carrying amount[1]	Contractual cash flows	Less than 1 Year	2-3 Years	3-4 Years	Thereafter
Notes	$650.0	$957.3	$43.9	$87.8	$87.8	$737.8

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $9.7 million as at December 31, 2013 (December 31, 2012 – $11.2 million).

(b)	Credit facility

The Company has a four-year $500.0 million unsecured revolving credit facility and a four-year $250.0 million unsecured revolving credit facility at Niobec Inc., a wholly-owned subsidiary of the Company. The maturity date of both credit facilities is February 22, 2016 with a provision to extend the maturity date for a period of one year. No funds were drawn against the credit facilities as at December 31, 2013 and December 31, 2012. The Company has complied with its credit facility covenants as at December 31, 2013.

The Company has a $75.0 million Canadian revolving facility for the issuance of letters of credit. The maturity date of this credit facility is April 22, 2014, after executing its option to extend the term of the facility for one year. The Company’s letters of credit that guarantee certain asset retirement obligations are revalued to U.S. dollars at the end of each reporting period. As at December 31, 2013, the balance owing was $65.1 million compared to $69.5 million as at December 31, 2012.

Credit facility issue costs are capitalized in other non-current assets. Amortization is calculated on a straight-line basis over the term of the credit facility. The carrying amount of credit facilities issue costs, net of amortization as at December 31, 2013 was $2.5 million (December 31, 2012 – $3.7 million).

23.	SHARE CAPITAL

(a)	Authorized

•	Unlimited first preference shares, issuable in series

•	Unlimited second preference shares, issuable in series

•	Unlimited common shares

(b)	Issued and outstanding common shares

	Years ended December 31,
Number of shares (in millions)	2013	2012
Outstanding, beginning of year	376.5	375.9
Issuance of share capital	0.1	0.6

Outstanding, end of year	376.6	376.5

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

24.	NON-CONTROLLING INTERESTS

Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2013		December 31, 2012
	Rosebel	Essakane	Rosebel	Essakane
Percentage of voting rights held by non-controlling interests	5%	10%	5%	10%

Accumulated non-controlling interest	$20.3	$15 .5	$22.4	$47.4
Net earnings (losses ) attributable to non-controlling interests	$(0.5)	$(30.8)	$10.3	$21.6
Dividends paid to non-controlling interests[1]	$3.1	$1.1	$7.1	$2.1

1	For the year ended December 31, 2013, dividends paid to other non-controlling interests amounted to $4.1 million (December 31, 2012 – $3.6 million).

Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2013		December 31, 2012
	Rosebel	Essakane	Rosebel	Essakane
Current assets	$119.1	$208.0	$145.1	$211.6
Non-current assets	533.1	835.1	742.9	976.0
Current liabilities	(54.0)	(59.1)	(75.1)	(75.4)
Non-current liabilities	(139.7)	(672.3)	(174.3)	(481.3)

Net assets	$458.5	$311.7	$638.6	$630.9

Revenues	$479.5	$379.9	$655.7	$586.9
Net earnings (losses) and comprehensive income (loss)	$(148.5)	$(308.3)	$205.2	$216.4

Net cash from operating activities	$143.3	$77.3	$236.2	$270.2
Net cash used in investing activities	(138.1)	(295.8)	(123.7)	(255.6)
Net cash from (used in) financing activities	(46.4)	167.0	(175.0)	(9.9)

Net increase (decrease) in cash and cash equivalents	$(41.2)	$(51.5)	$(62.5)	$4.7

The Company’s ability to access or use the assets of Rosebel and Essakane to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Rosebel must be approved by the Rosebel Supervisory Board, which includes representation from the non-controlling interest.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

25.	EARNINGS PER SHARE

Basic earnings (losses) per share computation

	Years ended December 31,
	2013	2012
Numerator
Net earnings (losses) attributable to equity holders of IAMGOLD	$(832.5)	$334.7

Denominator (in millions)
Weighted average number of common shares (basic)	376.6	376.2

Basic earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$(2.21)	$0.89

Diluted earnings (losses) per share computation

	Years ended December 31,
	2013	2012
Denominator (in millions)
Weighted average number of common shares (basic)	376.6	376.2
Dilutive effect of share options	—	0.5
Dilutive effect of restricted share units	—	0.2

Weighted average number of common shares (diluted)	376.6	376.9

Diluted earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$(2.21)	$0.89

Equity instruments excluded from the computation of diluted earnings (losses) per share which could be dilutive in the future were as follows:

	Years ended December 31,
(in millions)	2013	2012
Share options	5.4	3.1
Performance share units	0.4	0.2
Restricted share units	1.1	—

	6.9	3.3

26.	SHARE-BASED COMPENSATION

	Years ended December 31,
	2013	2012
Share option plan	$4.3	$4.7
Share bonus plan	1.5	1.1
Deferred share plan	4.3	2.8

	$10.1	$8.6

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(a)	Share option plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over four to five years and expire no later than 10 years from the grant date.

As at December 31, 2013, the total number of shares reserved for the grants of share options was 20,257,401. As of December 31, 2013, the total number of shares in reserve was 6,503,601 of which 5,399,701 outstanding and 1,103,900 unallocated.

	Year ended December 31, 2013		Year ended December 31, 2012
		Weighted		Weighted
	Share	average	Share	average
	options	exercise	options	exercise
	(in millions)	price (C$)[1]	(in millions)	price (C$)[1]
Outstanding, beginning of year	4.1	$13.92	3.5	$13.25
Granted	2.0	7.70	1.4	13.30
Exercised	—	—	(0.6)	8.70
Forfeited	(0.7)	8.56	(0.2)	13.26

Outstanding, end of year	5.4	$12.37	4.1	$13.92

Exercisable, end of year	1.9	$15.16	1.8	$12.74

[1]	Exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2013, between the U.S. dollar and Canadian dollar was C$1.062 /U.S.$.

The following table summarizes information related to share options outstanding at December 31, 2013:

		Weighted Average	Weighted Average
Range of Prices	Number	Remaining Contractual	Exercise Price
C$/share	outstanding	Life - years	C$/share
5.01 - 10.00	1.9	6.2	7.7
10.01 - 15.00	2.3	3.2	13.0
15.01 - 20.00	1.0	3.6	18.3
20.01 - 25.00	0.2	3.9	22.4

	5.4	4.4	12.4

The following are the weighted average inputs to the Black-Scholes model used in determining fair value of options granted. The estimated fair value of the options is expensed over the options’ expected life.

	Years ended December 31,
	2013	2012
Weighted average risk-free interest rate	1%	2%
Weighted average expected volatility[1]	46%	45%
Weighted average dividend yield	3.35%	1.88%
Weighted average expected life of options issued (years)	5.0	5.0
Weighted average grant-date fair value (C$ per share)	$2.34	$4.58
Weighted average share price at grant date (C$ per share)	$7.67	$13.27
Weighted average exercise price (C$ per share)	$7.70	$13.30

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Other share-based compensation plans

(i) Reserves

Share bonus plan

The Company has a share bonus plan for employees and directors with a maximum allotment of 740,511 common shares. As of December 31, 2013, the total number of shares in reserve was 431,210 of which 141,841 outstanding and 289,369 unallocated.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Company’s restricted share units issued to employees and directors under the share bonus plan reserve and changes during the year is presented below.

	Years ended December 31,
(in millions)	2013	2012
Outstanding, beginning of year	0.2	0.2
Forfeited	(0.1)	—

Outstanding, end of year	0.1	0.2

Deferred share plan

The Company has a deferred share plan for employees whereby a maximum of 2,359,489 common shares may be awarded. At December 31, 2013, the total number of shares in reserve was 2,166,291 of which 1,477,059 outstanding and 689,232 unallocated.

A summary of the status of the Company’s restricted share units issued under the deferred share plan reserve and changes during the year is presented below.

	Years ended December 31,
(in millions)	2013	2012
Outstanding, beginning of year	0.6	0.2
Granted	0.6	0.5
Issued	(0.1)	—
Forfeited	(0.1)	(0.1)

Outstanding, end of year	1.0	0.6

A summary of the status of the Company’s performance share units issued under the deferred share plan reserve and changes during the year is presented below.

	Years ended December 31,
(in millions)	2013	2012
Outstanding, beginning of year	0.3	0.1
Granted	0.2	0.2
Forfeited	(0.1)	—

Outstanding, end of year	0.4	0.3

(ii) Summary of awards

Restricted share units (“RSU”)

Executive officers, directors and certain employees are granted restricted share units from the deferred share plan reserve or share bonus plan reserve on an annual basis.

Restricted share units granted in 2010 and prior vest equally over three or four years, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Starting in 2011, employee restricted share unit grants vest after thirty-five months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

Starting in 2012, director restricted share unit grants vest at the end of each year, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service. Restricted share units are granted as part of their retainer compensation established by the Nominating and Corporate Governance Committee and approved by the Board of Directors.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

The following are the weighted average inputs to the model used in determining fair value for restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2013	2012
Weighted average risk-free interest rate	1%	1%
Weighted average expected volatility[1]	44%	42%
Weighted average dividend yield	3.27%	1.91%
Weighted average expected life of RSUs issued (years)	2.8	2.8
Weighted average grant-date fair value (C$ per share)	$7.22	$11.99
Weighted average share price at grant date (C$ per share)	$7.88	$13.13
Model used	Black-Scholes	Black-Scholes

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the RSU.

Performance share units (“PSU”)

Starting in 2011, executive officers and senior employees are granted on an annual basis, performance share units from the deferred share plan based on performance objectives and criteria determined on an annual basis and as per guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of performance share units granted is determined as part of the executive officers and senior employees’ overall compensation. The performance share units vest after thirty-five months provided the Human Resources and Compensation Committee of the Board of Directors determines certain corporate performance targets are achieved and the service conditions are met.

The following are the weighted average inputs to the model used in determining fair value for performance share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2013	2012
Weighted average risk-free interest rate	1%	1%
Weighted average expected volatility[1]	44%	42%
Weighted average expected life of PSUs issued (years)	2.9	2.9
Weighted average grant-date fair value (C$ per share)	$3.47	$10.72
Weighted average share price at grant date (C$ per share)	$7.57	$13.44
Model used	Monte Carlo	Monte Carlo

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the PSU.

(c)	Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the current purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

27.	COST OF SALES

Cost of sales includes mine production, transport and smelter costs, site administrative costs, royalty expenses, and depreciation expense.

	Years ended December 31,
	2013	2012
Operating costs - mines	$587.2	$554.6
Royalties	48.1	67.4
Depreciation expense	171.7	152.2

	$807.0	$774.2

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

28.	GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31,
	2013	2012
Salaries	$23.8	$24.2
Director fees and expenses	1.6	2.2
Professional and consulting fees	8.2	9.9
Other administration costs	3.7	11.0
Share-based compensation	10.1	8.6
Depreciation expense	3.5	2.4

	$50.9	$58.3

29.	FINANCE COSTS

	Years ended December 31,
	2013	2012
Interest expense	$17.6	$11.2
Credit facility fees	4.8	4.5
Accretion expense	1.7	1.1
Other	0.3	1.3

	$24.4	$18.1

30.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

	Years ended December 31,
	2013	2012
Interest income	$3.4	$3.0
Impairment of investments, net of reversal	(69.1)	(24.1)
Write-down of receivables	(49.3)	—
Derivative gains (losses)	(8.9)	12.5
Gains on sale of royalties	14.1	—
Gains on sale of marketable securities	0.8	25.5
Other	5.7	3.3

	$(103.3)	$20.2

31.	EXPENSES BY NATURE

The following employee benefits expenses are included in cost of sales, general and administrative expenses, and exploration expenses.

	Years ended December 31,
	2013	2012
Salaries, short-term incentives, and other benefits	$262.6	$244.8
Share-based compensation	9.5	8.4
Other	8.9	7.5

	$281.0	$260.7

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

32.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items within operating activities

	Years ended December 31,
	2013	2012
Share-based compensation	$10.1	$8.6
Gains on sale of marketable securities	(0.8)	(25.5)
Derivative losses (gains)	8.9	(12.5)
Gains on sale of royalties	(14.1)	—
Write-down of receivables	49.3	—
Write-down of non-current ore stockpiles	10.6	—
Other	(0.4)	6.2

	$63.6	$(23.2)

(b)	Adjustments for cash items within operating activities

	Years ended December 31,
	2013	2012
Disbursements related to asset retirement obligations	$(5.1)	$(1.9)
Settlement of derivatives	13.5	(1.3)
Other	(1.0)	(0.6)

	$7.4	$(3.8)

(c)	Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2013	2012
Receivables and other current assets	$10.0	$3.7
Inventories and non-current ore stockpiles	(51.0)	(73.1)
Accounts payable and accrued liabilities	(18.3)	10.3

	$(59.3)	$(59.1)

(d)	Other investing activities

	Years ended December 31,
	2013	2012
Acquisition of investments	$(6.6)	$(49.7)
Proceeds from sale of investments	1.0	28.2
Other investing activities	0.5	(3.8)

	$(5.1)	$(25.3)

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

33.	IMPAIRMENT

	Years ended December 31,
	2013	2012
Goodwill	$256.7	$—
Mining assets	631.4	—

	$888.1	$—

The Company performs impairment testing for goodwill on an annual basis as at December 31. In addition, the Company identified the decline in the short-term and long-term gold price assumptions used in the most recent LOM plans as the main indicator of a potential impairment. The Company performed an impairment assessment to determine the recoverable amount of its CGUs. The assessment indicated that the carrying amounts of certain CGUs exceeded the recoverable amounts. Accordingly, the Company recognized pre-tax impairment charges of $888.1 million (December 31, 2012 – $nil).

The pre-tax impairment charges were allocated to the CGU’s as follows:

	Goodwill	Mining Assets
Suriname	$168.4	$190.5
Essakane	—	374.3
Doyon division[1]	88.3	66.6

	$256.7	$631.4

[1]	The Doyon division CGU consists of Doyon, Mouska and Westwood mines.

The recoverable amounts of certain CGU’s were determined by calculating the FVLCD, which has been determined to be greater than the value in use. The assumptions used in determining the FVLCD for the CGU’s are LOM plans, long-term commodity prices, discount rates, foreign exchange rates, values of un-modeled mineralization and net asset value (“NAV”) multiples.

Gold companies generally trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple uses a variety of additional value factors such as the exploration potential of the mineral property and the benefit of gold price optionality.

The estimates of future cash flows were derived from the most recent LOM plans which range from 11 to 18 years. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.

The Company used an estimated gold price of $1,250 per ounce for 2014 and $1,300 per ounce for 2015 and beyond based on observable market data including spot price and industry analyst consensus. For the 2012 assessment, the Company used a gold price of $1,800 per ounce for 2013, an average of $1,625 per ounce for 2014 through 2016, and $1,400 per ounce for 2017 and beyond.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk and other CGU specific risks, which have not been included in the cash flows such as project risk. Real discount rates of between 5.50% and 7.25% (2012 – between 5.8% and 9.0%) were used to calculate the impairment charges.

Un-modeled mineralization was valued based on recent market transactions at $45 per ounce (December 31, 2012 – $75).

Costs incurred in currencies other than the U.S. dollar are translated to U.S. dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. An estimated oil price of $95 per barrel was used (December 31, 2012 – $100 per barrel).

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

34.	COMMITMENTS

(a)	Royalty expenses included in cost of sales

Production from certain mining operations is subject to third party royalties (included in the cost of sales) based on various methods of calculation summarized as follows:

	Years ended December 31,
	2013	2012
Rosebel[1]	$28.0	$38.4
Essakane[2]	18.2	28.9
Mouska[3]	1.9	0.1

	$48.1	$67.4

[1]	2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average of the market prices determined by the London Bullion Market, P.M. Fix. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.
[2]	Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.
[3]	Two royalties of 0.2% and 2.0% respectively of gold production.

(b)	Capital commitments

	December 31, 2013	December 31, 2012
Purchase obligations	$66.4	$98.8
Capital expenditures obligations	32.3	100.7
Leases	60.4	8.6

	$159.1	$208.1

	Payments due by period
		Less than
At December 31, 2013	Total	1 Year	2-3 Years	4-5 Years	Thereafter
Purchase obligations	$66.4	$56.5	$7.6	$2.3	$—
Capital expenditures obligations	32.3	28.3	4.0	—	—
Leases	60.4	37.5	22.9	—	—

	$159.1	$122.3	$34.5	$2.3	$—

35.	RELATED PARTY TRANSACTIONS

(a)	Related party receivables

The Company had the following related party transactions included in receivables and other current assets in the consolidated balance sheets.

•	The Company loaned $12.0 million to its joint venture Yatela in 2012 for operating expenses. As at December 31, 2013, the carrying amount of this loan was $nil.

•	Sadiola declared dividends in 2012 of which $16.0 million was the Company’s share. This dividend had a carrying amount of $16.5 million at December 31, 2012 due to foreign exchange revaluation, and was received in full by December 31, 2013.

•	The Company has a non-interest bearing loan receivable from Sadiola for certain services rendered. As at December 31, 2013, the carrying amount was $0.2 million (December 31, 2012 – $5.8 million). For the year ended December 31, 2013, the Company advanced $4.4 million and received repayments of $10.0 million.

•	On August 31, 2011, as consideration for the sale of its shares in Gallery Gold Pty Ltd., the Company received a promissory note from Galane in the amount of $3.8 million at an annual interest rate of 6% payable quarterly commencing November 30, 2011, with principal repayments to occur in equal installments on February 28, 2013, August 30, 2013 and February 28, 2014. This agreement was amended on July 18, 2013 to extend the final two principal repayment dates to August 30, 2014 and February 28, 2015. However, the Company recognized an allowance on the outstanding balance of $2.5 million as at June 30, 2013. As at December 31, 2012, of the $3.8 million outstanding, $1.3 million was included in other non-current assets with the remaining $2.5 million included in receivables and other current assets.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

The Company had the following significant related party transactions included in other non-current assets in the consolidated balance sheets.

•	The Company loaned $20.0 million to its joint venture Sadiola in 2012 for operating expenses. This loan bears interest at LIBOR plus 2% and was to be repaid on the earlier of December 1, 2013, and, at such time as Sadiola has sufficient free cash flow to do so. The loan agreement was amended to extend the repayment date to December 1, 2016. As at December 31, 2013, the outstanding balance was $20.8 million, including accrued interest (December 31, 2012 – $20.3 million, included in receivables and other current assets).

•	The Company made advances to Sadiola related to the sulphide project. These advances are considered part of a loan agreement, which bears interest at LIBOR plus 2% and is to be repaid on the earlier of December 31, 2016 and, at such time as Sadiola has sufficient free cash flow to do so. As at December 31, 2013, the carrying amount was $17.7 million, including accrued interest.

(b)	Compensation of key management personnel

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2013	2012
Salaries and other benefits [1]	$7.6	$8.6
Share-based payments	5.0	4.5

	$12.6	$13.1

[1]	Salaries and other benefits include amounts paid to directors.

36.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into the following geographic segments:

•	Suriname – Rosebel mine

•	Burkina Faso – Essakane mine

•	Canada – Doyon division includes the Mouska mine and the Westwood project

•	Joint ventures (Mali) – Sadiola mine (41%) and Yatela mine (40%)

The Company’s non-gold segments are divided into the following:

•	Niobium – the Niobec mine located in Canada

•	Exploration and evaluation

•	Corporate – includes royalty interests located in Canada and investments in associates and joint ventures

	December 31, 2013			December 31, 2012
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Suriname	$518.2	$637.3	$193.7	$731.3	$876.3	$249.4
Burkina Faso	835.1	1,043.1	117.8	976.0	1,187.9	158.5
Canada	729.8	748.6	139.1	768.1	823.8	158.0

Total gold mines	2,083.1	2,429.0	450.6	2,475.4	2,888.0	565.9
Niobium	530.3	600.0	183.4	481.1	538.4	162.6
Exploration and evaluation	543.4	555.5	9.2	549.9	593.9	12.7
Corporate[1]	297.0	605.9	674.7	425.4	1,275.3	749.6

Total per consolidated financial statements	$3,453.8	$4,190.4	$1,317.9	$3,931.8	$5,295.6	$1,490.8

Joint ventures (Mali)[2]	$122.9	$189.1	$142.6	$151.3	$207.6	$99.6

[1]	The carrying amount of the joint ventures is included in the Corporate segment as non-current assets.
[2]	The breakdown of the financial information for the joint ventures has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess performance of the joint ventures and to make resource allocation decisions.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2013

	Consolidated statement of earnings information
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative	Exploration	Impairments	Other	Earnings (losses) from operations	Capital expenditures[2]
Gold mines
Suriname	$479.5	$247.2	$56.3	$—	$5.6	$315.5	$1.4	$(146.5)	$133.6
Burkina Faso	379.9	221.5	76.6	—	0.4	374.3	—	(292.9)	296.6
Canada	79.3	51.1	3.2	—	—	154.9	(6.9)	(123.0)	126.0

Total gold mines excluding joint ventures	938.7	519.8	136.1	—	6.0	844.7	(5.5)	(562.4)	556.2
Niobium	199.6	110.5	27.9	0.8	—	—	0.5	59.9	75.8
Exploration and evaluation[3]	—	—	1.0	1.2	63.2	—	7.3	(72.7)	0.3
Corporate[4]	8.8	5.0	6.7	48.9	—	43.4	(0.2)	(95.0)	4.6

Total per consolidated financial statements	1,147.1	635.3	171.7	50.9	69.2	888.1	2.1	(670.2)	636.9
Joint ventures (Mali)[5]	160.7	139.9	12.0	—	1.9	—	63.8	(56.9)	51.2

	$1,307.8	$775.2	$183.7	$50.9	$71.1	$888.1	$65.9	$(727.1)	$688.1

Year ended December 31, 2012

	Consolidated statement of earnings information
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative	Exploration	Impairments	Other	Earnings (losses) from operations	Capital expenditures[2]
Gold mines
Suriname	$655.7	$273.4	$49.6	$—	$10.1	$—	$1.0	$321.6	$124.0
Burkina Faso	586.9	217.4	74.2	—	2.9	—	—	292.4	254.4
Canada	12.6	7.8	0.4	—	3.9	—	5.5	(5.0)	190.8

Total gold mines excluding joint ventures	1,255.2	498.6	124.2	—	16.9	—	6.5	609.0	569.2
Niobium	190.5	117.9	20.4	—	—	—	—	52.2	75.7
Exploration and evaluation[3]	—	—	0.6	1.8	81.3	—	3.1	(86.8)	2.2
Corporate[4]	7.7	5.5	7.0	56.5	9.8	—	(0.3)	(70.8)	5.3

Total per consolidated financial statements	1,453.4	622.0	152.2	58.3	108.0	—	9.3	503.6	652.4
Joint ventures (Mali)[5]	216.6	160.0	9.3	—	4.7	—	—	42.6	52.4

	$1,670.0	$782.0	$161.5	$58.3	$112.7	$—	$9.3	$546.2	$704.8

[1]	Excludes depreciation expense.
[2]	Includes cash expenditures for mining assets, exploration and evaluation assets and capitalized borrowing costs.
[3]	Closed site costs on exploration and evaluation properties included in other operating costs.
[4]	Includes earnings from royalty interests.
[5]	Net earnings from joint ventures are included in a separate line in the consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions. Included in other are write-downs for Sadiola of $62.3 million (December 31, 2012 - $nil) related to capitalized stripping assets due to changes in the mine plan and non-current ore stockpiles recorded to net realizable value.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS